UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 9, 2018

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of UBS Group AG and UBS AG's Global Reporting Initiative (GRI) Document, which appears immediately following this page.

GRI Document 2017

Sustainability reporting information

Table of contents
Sustainability at UBS
3	Introduction
3	Chairman’s statement
3	Environment
4	Employees and communities
4	Human rights
5	Anti-corruption
5	Risk evaluation

UBS and Society (section from UBS 2017 Annual Report)

Our employees (section from UBS 2017 Annual Report)

Stakeholder management and engagement
26	Materiality under GRI standards
34	Direct economic value generated and distributed by UBS Group AG consolidated in 2017
34	Our stakeholders

How we do business
38	Governance and policies
39	Sustainable performance and compensation
40	External commitments and memberships
40	Training and raising awareness
41	UBS and Society management indicators
42	Our climate change strategy
44	In-house environmental management
51	Responsible supply chain management

How we support our clients
52	Calculating and reporting on climate change-related financing and advisory activities
52	Stewardship / voting rights
52	Suitability
53	Accessibility
53	Financial literacy

How we support our Communities
54	Achievements 2017
55	Measuring impact

Our employees
56	The UBS workforce in 2017
56	Our workforce at a glance

Our sustainability track record
62	Our sustainability track record

Assurance and certification
64	Independent assurance report by EY
66	ISO 14001 certificate
68	ISO 50001 certificate

Appendix
70	Our Code of Conduct and Ethics
74	Charter of the Corporate Culture and Responsibility Committee
75	UBS and Society constitutional document
78	Environment and social risk policy framework
86	Health and safety statement
87	UBS sustainability objectives and achievements 2017 and sustainability objectives 2018
101	GRI content index
123	Non-financial disclosures in accordance with German law implementing the of EU directive 2014/95

UBS Group AG consolidated

About this GRI Document

UBS strives to report openly and transparently about our firm’s sustainability approach and activities. We have included the most significant information in our Annual Report 2017, notably in the “UBS and Society” and “Our employees” sections. This GRI Document brings together that information with additional information on sustainability at UBS and constitutes the core of our sustainability reporting. Except where clearly identified, all of UBS's sustainability information included in this GRI Document is presented for UBS Group and its consolidated subsidiaries. Information on our consolidated subsidiaries can be found in Note 28 "Interests in subsidiaries and other entities" in our Annual Report 2017. UBS AG consolidated information does not differ in any material respect from UBS Group AG's consolidated information.

We use the Global Reporting Initiative (GRI) as the basis for our sustainability reporting and apply a careful process weighing up the materiality and relevance of the information reported and the expectations of all our stakeholders.

This document also includes our group’s disclosures of non-financial information required by Germany's implementation law of EU directive 2014/95 (CSR-Richtlinie-Umsetzungsgesetz / CSR-RUG) (nichtfinanzieller Konzernbericht). A table at the end of this document provides the references to such non-financial information.

UBS’s reporting on sustainability, including this GRI Document has been reviewed by Ernst & Young Ltd (EY) against the GRI Sustainability Reporting Guidelines (limited assurance). The content has been prepared in accordance with the GRI Standards, Comprehensive option, as evidenced in the EY assurance report. Both, the GRI content index and the assurance report, have been included in this document and can also be downloaded from www.ubs.com/gri.

09 March 2018

UBS Group AG and UBS AG

Contacts

UBS Corporate Responsibility Management (CRM)

The CRM team manages UBS’s sustainability disclosure and also acts as information provider for sustainability-related enquiries. cr@ubs.com

Sustainability at UBS

Introduction

In this document we discuss our approach to key sustainability topics of environment and human rights, employees and communities, and anti-corruption, on the basis of our analysis of the risks and the feedback from stakeholders. We do so by including the “UBS and Society” and “Our employees” sections from our Annual Report 2017, which provide the key information on these topics. We have complemented them with additional information, to provide an enhanced view of our position.

Information on the business model of UBS can be found in the "Operating environment and strategy" section of our Annual Report 2017.

→   Refer to UBS's Annual Report 2017 available at www.ubs.com/investors

Chairman’s statement

In this statement, UBS Chairman and Corporate Culture and Responsibility Committee (CCRC) Chairperson Axel A. Weber provides his views on UBS’s sustainability efforts:

Sustainability is a cornerstone of our business. UBS commenced 2018 with a clear signal about our firm belief in the need to promote global economic development that is sustainable for the planet and humanity. This is the overarching goal of the 17 United Nations (UN) Sustainable Development Goals (SDGs) and these in turn, are the key theme of the White Paper we launched in January at the World Economic Forum.

The SDGs provide a roadmap to solve our common sustainability challenges and investments are crucial to it, with USD 5–7 trillion of annual investment needed globally, according to UN estimations. To achieve these ambitious goals, we believe we need radical new approaches to philanthropy and sustainable investing. As the world’s largest wealth manager, UBS is uniquely placed to help achieve the SDGs by joining forces with clients, corporations, NGOs and the public sector, to mobilize the private capital needed for such an ambitious plan.

These approaches, alongside other important activities, including our management of environmental and social risks (ESR), are firmly embedded in our firm's strategy on sustainability. We see a strong business rationale for catering to the growing importance of and demand for sustainability. UBS, under the leadership of our Group Executive Board and overseen by the CCRC, which I chair, has clearly positioned itself to deliver on it.

We recognize that it is important to understand key societal challenges and opportunities, to consider their relevance to UBS and to identify potential (mid-to-long-term) actions our firm may need to take. UBS is committed to creating long-term positive impact for clients, employees, investors and society as a whole.

Last but not least, a successful sustainability strategy also means understanding which topics our stakeholders regard as most relevant to our firm. We do so in various ways, notably through our annual UBS Materiality Assessment, as defined by the GRI. In 2017, the CCRC again carefully considered the results of this assessment, which was based on a major online survey. It provided us with valuable insights into how effective our firm’s efforts already are, and how we can continue our journey towards long-term sustainable value creation.

UBS’s commitment to the UN Global Compact

UBS was among the first companies to sign the UN Global Compact in 2000 and is committed to its principles on human rights, labor standards, the environment and anti-corruption. We are also a member of the UN Global Compact Network Switzerland. As reflected in detail in this document, we have a comprehensive set of commitments and activities in place pertaining to the principles of the UN Global Compact.

Environment

Our environmental management system covers the entire scope of UBS's products, services and in-house operations that may give rise to an environmental impact. It is externally audited annually and re-certified every three years.

We view the proper management of our firm’s own environmental footprint and our supply chain as important proof points for how we do business in a sustainable manner. This is equally true of our comprehensive management of ESR. Our in-house environmental management, our responsible supply chain management (RSCM), and our ESR standards and management are aligned with the UBS and Society strategy and enforced firm-wide.

We constantly strive to reduce our greenhouse gas (GHG) emissions, our waste production, energy and paper consumption and water usage.

We aim to reduce negative environmental and social effects of the goods and services UBS purchases, and we engage with suppliers to promote responsible practices. Our RSCM principles embed UBS’s ethics and values in our interactions with our suppliers, contractors and service partners.

We apply an ESR framework to identify and manage potential adverse impacts to the environment and to human rights, as well as the associated environmental and social risks to which our clients’ and our own assets are exposed. UBS’s comprehensive ESR standards are aligned with the principles expressed in the UBS and Society constitutional document, govern client and supplier relationships, and are enforced firm-wide and applied to all activities.

Sustainability at UBS

Climate change is one of the most significant challenges of our time. In order for investors to better price climate-related risks, and to support a smooth rather than disruptive transition to a low-carbon economy, the Financial Stability Board has established the Task Force on Climate-related Financial Disclosures (TCFD). In June 2017, the TCFD provided its recommendations, calling on companies to disclose the impacts of climate change on their businesses. As of December 2017, more than 230 organizations worldwide have affirmed their commitment to support the recommendations, including private companies across industry sectors (including UBS), regulatory authorities, and various governments. UBS plans to further align its disclosure within the five-year pathway outlined by the TCFD and has embarked on this early. We see growing client and investor demand for such information.

→   Refer to "Our climate change strategy" below

Employees and communities

Our employees’ skills, experience and commitment are key to delivering on our business strategy. Our HR strategy therefore seeks to hire, develop and engage employees at all levels who have the diverse backgrounds and capabilities to advise our clients, develop new products, manage risk and adapt to evolving regulations. We invest in our employees and promote initiatives intended to build engagement and a cohesive, collaborative culture.

Having a strong culture is vital to our sustained success. In 2014, we introduced the three keys to success – our Pillars, Principles and Behaviors. They help us achieve our vision and execute our strategy, shaping how we work together and influencing everything we do. Since then, we have continuously focused on driving cultural change and embedding our core values more deeply into the identity of the firm.

Our ongoing success in increasing diversity and inclusion across the firm is part of our culture. Workforce diversity is a business imperative for us. In our experience, teams with diversity in gender, race, age, ethnicity, education, background, sexual orientation and other aspects better understand and relate to our equally diverse clients’ needs. Likewise, diversity of thought, opinion and experience helps us make better decisions and drives innovation, while we believe that an inclusive work environment attracts high-quality people and makes the firm a better place to work. Our HR policies and procedures underscore our commitment to a diverse and inclusive workplace, with equal opportunities for all employees.

We promote our employees' understanding of the goals and actions of UBS and Society through a wide range of training and awareness-raising activities, as well as performance management. Through these activities we ensure that our employees understand their responsibilities in complying with our policies and the importance of our societal commitments.

We aim to be a high-quality employer, with our values embedded in all of our people management practices. We offer competitive benefits to all employees that include insurance, pension, retirement and personal leave, according to market practices. These benefits often go beyond legal requirements or market practice, and we regularly review them to ensure they meet our employees’ needs.

Our employees are also key to the success of our community programs, notably via their volunteering activities. We encourage employees to support our local communities by facilitating employee volunteering and offering employees up to two days a year to volunteer.

At UBS, we recognize that our long-term success depends on the health and prosperity of the communities of which we are a part. Our approach is to build sustainable and successful partnerships with non-profit organizations and social enterprises to ensure that our contributions have a lasting impact. Our community programs seek to overcome disadvantage through long-term investment in education and entrepreneurship in the communities within which we operate

Human rights

As outlined in our Code of Conduct and Ethics, UBS is committed to respecting and promoting human rights, through our business activities, supply chain management, and as an employer. We believe this is a responsible approach underlining our desire to reduce as far as possible potentially negative impacts on society.

Both our firm's approach to human rights and our commitment to our employees (as reflected in our human resources processes and policies) are overseen by the Board of Directors, notably by the CCRC. Within the parameters set by the CCRC, human rights issues at GEB-level are overseen by the Global ESR Committee. The CCRC regularly reviews the assessments and steps taken by the Global ESR Committee towards executing UBS's human rights commitment.

Products, services and activities deemed to have significant environmental or human rights risk potential are subject to procedures and tools for the identification, assessment, and monitoring of such risks in client onboarding, transaction due diligence, supply chain management, operational activities and investment decisions.

UBS aims to reduce negative environmental and human rights effects of the goods and services it purchases and we engage with suppliers to promote responsible practices. Since 2008, a firm-wide guideline has provided systematic assistance on identifying, assessing and monitoring supplier practices in the areas of human and labor rights, environmental protection and corruption. A central component of this guideline is the UBS Responsible Supply Chain Standard to which our suppliers are bound by contract.

We are convener of the Thun Group of Banks – an informal group of bank representatives that work together with the primary purpose of (i) furthering understanding of the UN Guiding Principles on Business and Human Rights (UNGPs) within the context of banking, and (ii) considering how they may be applied across the range of different banking activities. Since its first meeting in 2011, the Thun Group’s focus has been on sharing expertise and experience to support the integration of the UNGPs into the policies and practices of banking institutions.

Anti-corruption

We take a rigorous risk-based approach in our commitment to combatting money laundering, corruption and terrorist financing and we have implemented policies, procedures and internal controls that are designed to comply with such laws and regulations. We have developed extensive policies intended to prevent, detect and report money laundering, corruption and terrorist financing. These policies seek to protect the firm and our reputation from those who may be intending to use UBS to legitimize illicit assets. Anti-corruption policies and procedures that aim to prevent bribery occurring throughout our operations are in place for all business divisions. These policies are derived from the standards set out in the Group Policy Against Corruption and the Group Policy on Gifts and Business Entertainment.

We adhere to strict Know-Your-Client rules and use advanced technology to help identify suspicious transaction patterns. If suspicious activities are discovered, they are promptly escalated to independent control units and external authorities, as required by law. We annually assess the money laundering, bribery and corruption and sanctions risks associated with all our business operations against our control framework, and take actions to further mitigate that risk.

We are a founding member of the Wolfsberg Group,  an association of global banks that aims to develop financial services industry standards for policies on preventing money laundering and terrorist financing, and on Know-Your-Client principles. The Wolfsberg Group brings together banks globally at its annual forum and regional reach-out meetings focused on anti-money laundering (AML) topics and works on guidance papers in key areas of AML.

Together with the other members of the Wolfsberg Group we work closely with the Financial Action Task Force, an inter-governmental body that helps develop national and international policies on preventing money laundering and terrorist financing through consultation with the private sector.

Risk evaluation

Combating money laundering and terrorist financing has been a major focus of government policy relating to financial institutions in recent years. The US Bank Secrecy Act and other laws and regulations applicable to UBS require the maintenance of effective policies, procedures and controls to detect, prevent and report money laundering and terrorist financing, and to verify the identity of our clients. Failure to maintain and implement adequate programs to prevent money laundering, and terrorist financing could result in significant legal and reputation risk. Additionally, we are subject to laws and regulations in jurisdictions in which we operate prohibiting corrupt or illegal payments to government officials and others, including the US Foreign Corrupt Practices Act and the UK Bribery Act.

We may be unable to retain and attract qualified employees. The amount and structure of our employee compensation is affected not only by our business results but also by competitive factors and regulatory considerations. In recent years, in response to the demands of various stakeholders, including regulatory authorities and shareholders, and in order to better align the interests of our staff with those of other stakeholders, we have made changes to the terms of compensation awards. In addition, constraints on the amount or structure of employee compensation, higher levels of deferral, performance conditions and other circumstances triggering the forfeiture of unvested awards may adversely affect our ability to retain and attract key employees. The loss of key staff and the inability to attract qualified replacements, depending on which and how many roles are affected, could seriously compromise our ability to execute our strategy and to successfully improve our operating and control environment and may affect our business performance.

→   Refer to the “Risk factors” section of UBS's Annual Report 2017 for more information

UBS and Society (section from UBS 2017 Annual Report)

UBS and Society

UBS is committed to creating long-term positive impact for our clients, employees, investors and society. In doing so, we aim to continually improve our efficiency and effectiveness in protecting the environment, respecting human rights and ensuring responsible behavior in all aspects of our operations.

We want to be the financial provider of choice for clients wishing to drive capital toward investments that support the achievement of the United Nations’ (UN) Sustainable Development Goals (SDGs) and the transition to a low-carbon economy. Our cross-divisional organization UBS and Society focuses our firm on this direction.

UBS and Society covers our activities and capabilities related to sustainable investing, philanthropy, environmental and human rights policies governing client and supplier relationships, our environmental footprint and community investment.

We intend to make sustainable performance the standard across our firm and part of every client conversation. We work with a long-term focus on providing appropriate returns to all of our stakeholders in a responsible manner. To underline our commitment to UBS and Society, we provide transparent targets and report on progress made against them wherever possible. To this end, we assess our progress against the following aims.

We aim to be

A leader in sustainable investing (SI) for private and institutional clients as demonstrated by size of SI assets under management (AuM) and goals, for which UBS:
– Has set ambitious internal targets to increase AuM for core SI products and mandates – Has set a target of USD 5 billion of client assets invested into new impact investments by the end of 2021
A recognized innovator and thought leader in philanthropy as shown by key stakeholder – employees, clients and society – engagement, and work to support positive social impact, for which UBS:

–     Aims to achieve 40% of employees volunteering by the end of 2020, of which 40% of volunteer hours will be skills based

–     Combines expertise with capital and networks to increase social impact, as the partner of choice for philanthropists

–     Pioneers new ways to bring substantial funding to the SDGs

An industry leader in sustainability

by retaining favorable positions in key environmental, social and governance (ESG) ratings and driving optimization in areas that are important to ESG investors, wherein UBS:

– Supports the transition to a low-carbon economy as laid out in our climate change strategy

UBS and Society’s goals are implemented in three ways: how we do business, how we support clients and how we support communities.

→   Refer to “Download center” at www.ubs.com/ubsandsociety  for further documents pertinent to sustainability at UBS

→   Refer to “Annual reporting” at www.ubs.com/investors  for the UBS 2017 Global Reporting Initiative (GRI) Document containing key sustainability information

How we do business

Strong, well-understood principles and policies are the foundation for empowering our employees to operate in a manner that meets the expectations of our stakeholders. We also recognize that we have a role to play in leading debates on important societal topics and in collaborating with other firms and industry bodies to set high standards in and beyond our industry.

Governance

Our Board of Directors’ (BoD) Corporate Culture and Responsibility Committee (CCRC) approves UBS and Society’s overall strategy and monitors the current state and implementation of the Group’s programs and initiatives pertaining to corporate culture and corporate responsibility. It also regularly reviews stakeholder expectations and concerns about UBS’s societal performance and corporate culture. The CCRC also monitors and reviews societal trends and other developments on a forward-looking basis and assesses their potential relevance to the Group.

The Group Chief Executive Officer (Group CEO) proposes the UBS and Society strategy and annual objectives to the CCRC, supervises their execution and informs the Group Executive Board (GEB) and CCRC, as appropriate. Reporting to the Group CEO, the Head UBS and Society is UBS’s senior-level representative for sustainability issues. The Group CEO and the Head UBS and Society are permanent guests of the CCRC.

Chaired by the Head UBS and Society, the UBS and Society Operating Committee is responsible for the execution of UBS and Society strategy across divisions and regions. Chaired by the Group Chief Risk Officer, the Global Environmental & Social Risk Committee defines an environmental and social risk (ESR) framework and independent controls that align UBS’s ESR appetite with that of UBS and Society. The business divisions are responsible for developing, providing resources for and executing the UBS and Society annual objectives in their division as they relate to client relationships, product development, investment management, distribution and risk management.

→  Refer to “Board of Directors” in the “Corporate governance” section of this report for more information

→  Refer to the Organization Regulations of UBS Group AG at www.ubs.com/governance  for the charter of the CCRC

UBS and Society (section from UBS 2017 Annual Report)

Key principles and policies

The principles and standards set out in our Code of Conduct and Ethics (Code) apply to all aspects of our business and the way we engage with our stakeholders. The Code supports a culture where ethical and responsible behavior is part of our everyday operations. All employees have to confirm annually that they have read the Code and other associated key documents and policies. In 2017, we continued our educational program about the Code, including a mandatory conduct and culture training module.

The CCRC oversees the annual review of the Code by the GEB and the BoD. Following the 2016 / 2017 review, the current Code was published in mid-2017.

→     Refer to the Code of Conduct and Ethics of UBS at www.ubs.com/code  for more information

The Code incorporates key components of UBS and Society, notably managing environmental and social risks, investing sustainably and contributing to the well-being of our local communities to promote our goal of generating long-term, sustainable and measurable benefits for our clients, shareholders and communities.

The scope, principles, responsibilities and structure of UBS and Society are set out in more detail within our UBS and Society constitutional document.

Stakeholder relations and employee engagement

The activities we describe in this section are designed to identify the key points at which UBS is able to exert a positive impact on society and the environment. Our regular engagement with a wide range of stakeholders and many significant external organizations and initiatives, supports us in this important process.

Every year, we conduct a materiality assessment, as defined by the guidelines of the Global Reporting Initiative (GRI), the most widely used sustainability reporting framework, to collate stakeholder views on key topics pertaining to our firm’s financial, economic, social and environmental performance. In 2017, the assessment was supported by a major online survey, which was completed by nearly 1,600 stakeholders (with clients making up nearly half of this amount). The results are captured in a GRI-based materiality matrix that covers 26 topics, the top-rated being client protection, combating financial crime, conduct and culture, financial stability and resilience, and digital innovation and cyber security.

For the first time, we also included a question on the SDGs in the survey. The SDGs are a set of 17 non-legally binding goals, which aim to end poverty, protect the planet, and ensure prosperity for all by 2030, as part of a global sustainable development agenda. Stakeholders were asked which SDGs UBS should contribute most to, and the most frequent response was quality education, followed by climate action.

Awareness and expertise play an important role in implementing our goals. UBS promotes its employees’ understanding of the goals and actions of UBS and Society through a wide range of training and awareness-raising activities and performance management. For example, in 2017, our program on sustainable investing was delivered to around 3,500 employees in our wealth management businesses. In addition, employee volunteering activities across all regions help raise awareness of UBS and Society and our sustainability goals.

→  Refer to the “Our employees” section of this report for more information on our firm’s culture and employees

Advancing sustainability in the financial sector – UBS’s key activities in 2017

Initiative	Focus topic	Role / activity of UBS	Key outcome of initiative in 2017
Financial Stability Board (FSB) Task Force on Climate-related Financial Disclosures (TCFD)	Climate change	Member of TCFD and feedback provider Commitment to review and align UBS disclosure with TCFD recommendations	Recommendations to companies to disclose the impacts of climate change on their activities and strategy
Alliance of CEO Climate Leaders	Climate change	Joint statement by our CEO and the alliance members to urge G20 governments to act on the recommendations of the TCFD	Continued support for the TCFD recommendations
UN Environment Programme Finance Initiative (UNEP FI)	Climate change	Collaborates in developing approaches to help banks disclose their exposures to climate-related risks and opportunities, as envisioned by the TCFD	Scenario analysis and stress testing approach under development

Advancing sustainability in the financial sector – UBS’s key activities in 2017 (continued)

Initiative	Focus topic	Role / activity of UBS	Key outcome of initiative in 2017
Swiss Energy and Climate Summit	Climate change	Premium partner	Key annual Swiss SME event on climate and energy topics
Natural Capital Finance Alliance	Natural capital	Project partner to pilot test drought scenarios in bank portfolios Member of technical advisory panel of the Advancing Environmental Management Project	Drought stress testing tool and report developed Database and multi-regional input-output analysis to assess natural capital dependencies
G20 Green Finance Study Group (GFSG)	Green finance	Presented stress testing approach at GFSG workshop in Beijing	Synthesis report, as well as background papers on various topics, presented and acknowledged at G20 leaders’ summit in Hamburg
Swiss Sustainable Finance (SSF)	Sustainable finance	Member of SSF board	Major events and projects to promote sustainable finance in Switzerland
Association for Environmental Management and Sustainability in Financial Institutes (VfU)	Sustainable finance	Member of VfU board Host and co-organizer of annual VfU / UNEP FI flagship roundtable	Major events and projects to advance sustainable finance in Germany, Austria and Switzerland
Sustainability Accounting Standards Board (SASB)	Sustainable finance	UBS Asset Management represented on SASB Institutional Advisory Group and participated in various committees on metrics	First reports by group of US public companies issued in accordance with SASB
Thun Group of Banks	Human rights	Convener of Group	Paper on the implications of UN Guiding Principles 13b and 17 and stakeholder event to discuss the paper
International Capital Market Association (ICMA)	Green and social bonds	Member of ICMA and on ICMA board	Guidance for the governance of the Green Bond Principles and Social Bond Principles
Organisation for Economic Co-operation and Development (OECD)	Due diligence	Member of advisory group of OECD Responsible Business Conduct (RBC) project	Publication of the OECD RBC guidance for institutional investors
Policy Outlook (POLO) platform	Sustainability regulation	Co-convener of platform	Platform’s second annual roundtable (convened by UBS)
WWF Banking on World Heritage Sites	UNESCO (natural) world heritage sites	Participant in WWF-organized workshops and speaker on launch event panel	Reporting paper (includes UBS best practice case study)
Roundtable on Sustainable Palm Oil (RSPO)	Natural capital / palm oil	Member of RSPO financial institutions task force and on RSPO complaints panel Panel speaker at RSPO EU Roundtable 2017 and the RSPO Roundtable (RT 15 in Indonesia)	Review of the updated RSPO Principles and Criteria
Banking Environment Initiative (BEI) Soft Commodities Compact	Soft commodities	Member of BEI Soft Commodities Compact implementation group	Bi-monthly meetings

UBS and Society (section from UBS 2017 Annual Report)

Environmental and social risk assessments
	For the year ended			% change from
	31.12.17	31.12.16	31.12.15	31.12.16
Cases referred for assessment[1]	2,170	2,671	2,192	(19)
by region
Americas	305	395	295	(23)
Asia Pacific	604	556	520	9
Europe, Middle East and Africa	253	341	257	(26)
Switzerland	1,008	1,379	1,120	(27)
by business division
Wealth Management	485	429	396	13
Wealth Management Americas	22	20	20	10
Personal & Corporate Banking	795	1,226	980	(35)
Asset Management	7	2	0	250
Investment Bank	852	971	776	(12)
Corporate Center[2]	9	23	20	(61)
1 Transactions and client onboarding requests referred to the environmental and social risk function. 2 Relates to procurement / sourcing of products and services.

Management of environmental and social risks

We apply an ESR framework to identify and manage potential adverse impacts on the environment and to human rights, as well as the associated environmental and social risks to which our clients’ and our own assets are exposed. UBS’s comprehensive ESR standards are aligned with the principles expressed in the UBS and Society constitutional document, govern client and supplier relationships, and are enforced firm-wide.

We have set ESR standards in product development, investments, financing and for supply chain management decisions. As part of our due diligence process we engage with clients and suppliers to better understand their processes and policies and to explore how any environmental and social risks may be mitigated. We avoid transactions, products, services, activities or suppliers if they are associated with material environmental and social risks that cannot be properly assessed or mitigated.

Our ESR standards include the description of controversial activities and other areas of concern we will not engage in, or we will only engage in under stringent criteria, as outlined below. In 2017, we introduced new guidelines for companies in the fishing industry and require them to demonstrate that they are not involved in illegal, unreported and unregulated fishing.

Our standard risk, compliance and operations processes involve procedures and tools for identifying, assessing and monitoring environmental and social risks. These include client onboarding, transaction due diligence, product development and investment decision processes, own operations, supply chain management and portfolio reviews.

These processes are geared toward identifying clients, transactions or suppliers potentially in breach of our standards, or otherwise subject to significant environmental and human rights controversies. We use advanced data analytics on companies associated with such risks, integrated into our web-based compliance tool, before we enter into a client or supplier relationship or transaction. This significantly enhances our ability to identify potential risk. In 2017, 2,170 referrals were assessed by our ESR unit, of which 80 were rejected or not further pursued, 395 were approved with qualifications and 18 were pending. Measures to optimize the control framework led to a 19% year-on-year decline in such referrals.

We will not do business if associated with severe environmental or social damage to or through the use of:	We will only do business under stringent criteria in the following areas:
– UNESCO world heritage sites – Wetlands, endangered species – High conservation value forests, illegal logging and use of fire – Child labor, forced labor, indigenous peoples’ rights

–     Soft commodities: palm oil, soy, timber, fish and seafood

–     Power generation:
coal-fired power plants, large dams, nuclear power

–     Extractives: hydraulic fracturing, oil sands, arctic drilling, coal mining, precious metals, diamonds

Climate change

In 2017, the Financial Stability Board’s (FSB) Task Force on Climate-related Financial Disclosures (TCFD) published its recommendations to help investors better price climate-related risks and to support a smooth transition to a low-carbon economy. The recommendations are applicable to all sectors and cover an organization’s governance, strategy and risk management, as well as metrics and targets related to climate change risks and opportunities. UBS, along with 230 other organizations worldwide, affirmed its commitment to support the voluntary recommendations. We plan to further align our disclosure within the five-year pathway outlined by the TCFD and collaborate within the industry to close gaps.

Governance

Our climate change strategy is overseen by the CCRC as part of the UBS and Society governance. This oversight role of the CCRC has been embedded in the Organization Regulations of UBS Group AG since March 2018. Within the parameters set by the CCRC, climate-related opportunities are overseen by the UBS and Society Operating Committee and climate change risks by the Global ESR Committee. The CCRC regularly and critically reviews the assessments and steps taken by these management bodies toward executing the climate change strategy.

Strategy

We believe the transition to a low-carbon economy is vital and we are focused on supporting our clients in preparing for success in an increasingly carbon-constrained world. As a leading global financial services provider, we do this in four different ways:

–   We seek to protect our assets from climate change risks by limiting our risk appetite for carbon-related assets and by estimating our firm’s vulnerability to climate change risks using scenario-based stress testing approaches and other forward-looking portfolio analyses. So far, no material risk on our balance sheet has been identified.

–   We support our clients’ efforts to assess, manage and protect themselves from climate-related risks by offering innovative products and services in investment, financing and research. We have developed several products that allow clients to identify the weighted carbon intensity of their investments and / or to align them with the Paris Agreement.

–   We mobilize private and institutional capital toward investments that facilitate climate change mitigation and adaptation and we support the transition to a low-carbon economy as a corporate advisor and / or with our lending capacity.

–   We continue to reduce our greenhouse gas (GHG) emissions and increase the firm’s share in renewable energy.

Risk management

Protecting our own assets:

We have limited our risk appetite for carbon-related assets, for example, in the areas of coal mining and coal-fired power plants, as well as forestry and agriculture.

In order to manage our own, and our clients’, risk derived from both the physical and transition risks associated with climate change, we have performed both top-down balance sheet stress testing and targeted, bottom-up analysis of specific sector exposures. In doing so, we identified challenges ranging from the suitability of climate scenarios for banking risk modeling to data availability. To address these challenges, we have committed to work toward alignment and knowledge-sharing within the industry. Sixteen banks, including UBS, and the UN Environment Programme Finance Initiative (UNEP FI) have partnered to collaboratively develop analytical tools that will help banks disclose their exposures to climate-related risks and opportunities, as envisioned by the TCFD.

Protecting our clients’ assets:

We offer innovative products and services, including, for example, capabilities in Asset Management for equity portfolio managers to examine the carbon footprint of their portfolios, the launch of an innovative Climate-Aware rules-based fund and an engagement strategy around climate-related topics. We also offer our research capacity on climate change issues to our clients.

Mobilizing private and institutional capital:

We mobilize capital to support environmental and social issues, including the transition to a low-carbon economy. For example, Wealth Management aims to include a sustainable investing optionality in its mandate offerings for private clients and we have committed to join other major institutions in an initiative to create an investing and philanthropic platform focused on addressing funding gaps for the SDGs. Asset Management established a comprehensive approach to environmental and social factors and to corporate governance across investment disciplines. The Investment Bank provides capital-raising and strategic advisory services globally to companies offering products that make a positive contribution to climate change mitigation and adaptation, including those in the solar, wind, hydro, energy efficiency, waste and biofuels, and transport sectors. We also strive to be the preferred strategic financial partner for transactions relating to Switzerland’s Energy Strategy 2050.

Reducing our direct climate change impact:

We set quantitative targets and continue to reduce UBS’s Group-wide GHG emissions and increase our share in renewable energy in line with our commitment to RE100, a global initiative that encourages multinational companies to make a commitment to using 100% renewable power by 2020. This will reduce the firm’s GHG footprint by 75% by 2020 compared with 2004 levels.

UBS and Society (section from UBS 2017 Annual Report)

Climate-related metrics 2017

Protecting our own assets
Financial impact from climate-related risks and opportunities	No significant financial risk on our balance sheet identified in past stress tests. A group of 16 banks, including UBS, and UNEP FI have partnered to refine methodologies for risk and opportunities
Carbon-related assets	CHF 6.5 billion, or 2.8% of total net credit exposure[1]
Protecting our clients’ assets and mobilizing private and institutional capital
Products and services supporting a lower-carbon economy	CHF 72 billion, or 2.3% of UBS clients’ total invested assets[2]

Total deal value in equity or debt capital market services related to climate change mitigation and adaptation: CHF 43.3 billion, and CHF 5.4 billion in financial advisory services

Four strategic transactions in support of Switzerland’s Energy Strategy 2050

Support of 82% of climate-related shareholder resolutions[3]
Reducing our own climate change impact
Greenhouse gas emissions	GHG footprint[4]: 148 kilotons CO2e Target to reduce our GHG footprint by 75%, by 2020 (based on 2004 levels)
Weighted carbon intensity of the Climate Aware equities strategy: 117.45 t CO2e per million of USD revenue (44% lower than its benchmark, the FTSE Developed World Index)

1 As of 31 December 2017. Total net credit exposure across Personal & Corporate Banking and the Investment Bank, includes traded and banking products, net of allowances, provisions and hedges. As recommended by the TCFD, carbon-related assets are defined as assets tied to the energy and utilities sectors Global Industry Classification Standard. Non-carbon-related assets, such as renewables, water utilities and nuclear power, are excluded. For grid utilities, the national grid mix is applied.  2  Invested assets of products such as sustainably managed properties and infrastructure, and renewable energy companies.  3  Of the proposals we supported, all were voted against the recommendation provided by the issuer.  4  GHG footprint equals gross GHG emissions minus GHG reductions from renewable energy and GHG offsets (gross GHG emissions include: direct GHG emissions by UBS; indirect GHG emissions associated with the generation of imported / purchased electricity (grid average emission factor), heat or steam and other indirect GHG emissions associated with business travel, paper consumption and waste disposal). A breakdown of our GHG emissions (scope 1, 2, 3) is available in our GRI Document at www.ubs.com/ubsandsociety.

Legend: CO2e = equivalent CO2 emissions

In-house environmental management

We manage our environmental program through an environmental management system, in accordance with the ISO 14001 standard, while our environmental indicators (energy, travel and paper) and GHG emissions data is externally verified on the basis of ISO 14064 standards. In addition, in 2017 we received our first ISO 50001 certification (energy management) for European locations.

Our environmental program encompasses investments in sustainable real estate and efficient information technology, energy and water efficiency, paper and waste reduction and recycling, the use of environmentally friendly products, such as renewable energy or recycled paper, and business travel and employee commuting reduction.

In 2017, we further reduced UBS’s GHG emissions by 11%,

or 10% per full-time employee, year on year. We recorded a total reduction of 59% from baseline year 2004. We reduced our energy consumption 5% compared with 2016 and 19% compared with 2012. Of UBS’s worldwide electricity consumption, 56% was sourced from renewable energy.

Responsible supply chain management

We aim to reduce negative environmental and social effects of the goods and services UBS purchases, and we engage with suppliers to promote responsible practices. Our responsible supply chain management (RSCM) principles embed UBS’s ethics and values in our interactions with our suppliers, contractors and service partners. We apply an RSCM framework to identify, assess and monitor supplier practices with regard to human and labor rights, the environment, health and safety, and anti-corruption principles. In 2017, remediation measures were requested for 23% of suppliers of newly sourced goods and services with potentially high impact to improve their adherence to UBS’s RSCM standards.

Sustainability ratings and recognitions1

Ratings and recognitions	Scope	UBS result
Dow Jones Sustainability Indices (DJSI)	Environmental, social and governance (ESG) performance	Industry group leader Index member of DJSI World and DJSI Europe
CDP	Climate change	Climate A List
Sustainalytics	ESG performance	Leader score within our industry 97th percentile ranking
MSCI	ESG performance	A rating Top three among primary peer group[2]
Oekom	ESG performance	Corporate responsibility prime status
FTSE4Good Index	ESG performance	Index member
Euromoney Private Banking Global Award 2017	Philanthropic advice	Winner
Euromoney Private Banking Global Award 2017	SRI / Social impact investing	Winner
The Banker Investment Banking Awards 2017	Corporate social responsibility (CSR)	Winner – Most innovative investment bank for CSR
The Banker Global Private Banking Awards 2017	Philanthropy services globally	Winner – Best private bank for philanthropy services globally
GRESB Real Estate, Debt and Infrastructure assessments	Sustainability performance of real asset portfolios worldwide	Submitted 22 funds across all three GRESB assessments Ten funds (with total AuM of over CHF 33.1 billion) awarded five-star ratings, with seven funds ranking first in their respective peer groups
Principles for Responsible Investing Assessment Report 2017	Property and infrastructure	Received A+ grades
Pensions and Investments World Pension Summit 2017	Innovation and investment awards	UK National Employment Savings Trust (NEST) awarded for UBS Climate Aware
European Fund Launch of the Year award		Received for UBS Climate Aware
Bloomberg New Energy Finance	Renewable energy and cleantech financing	Ranked third in league table on public markets
Lord Mayor’s Dragon Awards (UK)	Community investment	Winner – Accelerator Award 2017 for social entrepreneurship program
Corporate Engagement Awards (UK)	Community investment	Gold winner – Best community involvement during a CSR program
National CSR Awards (UK)	Community investment	Runner-up in the Best Partnership in the Community category
Commonwealth CSR Award (Taiwan)	Community investment	Winner

1 All information provided is as of 31 December 2017.  2  As defined in the UBS Compensation Report 2017.

UBS and Society (section from UBS 2017 Annual Report)

Ratings and recognitions

In 2017, UBS continued to gain industry recognition for its commitment to improving performance under ESG criteria and for its efforts in offering clients world-class expertise and sustainable products. In 2017, our firm also maintained its leadership position in the Diversified Financial Services and Capital Markets industry group of the DJSI, the most widely recognized sustainability rating, for the third year running. The DJSI evaluates companies’ sustainability practices and recognizes the best performers. The RobecoSAM Industry Group Leader Report notes that UBS continues to lead in its industry on sustainability efforts, which are directed through UBS and Society. It highlights the large choice of sustainable investment solutions UBS offers to its clients, such as impact funds, long-term theme funds, renewable energy and cleantech financing, green bonds, eco-mortgages and energy check-ups for small and medium-sized enterprises (SMEs).

Other major achievements include MSCI ESG Research upgrading UBS to an A rating, Sustainalytics ranking UBS as an industry leader and CDP awarding UBS a position on the Climate A List.

How we support our clients

We strive to systematically incorporate the economic impacts of ESG issues into the products and services we provide to clients. We support corporate and institutional clients who want to generate positive environment and social impact using our corporate advisory expertise or by directing capital through our lending or investment capacity. We assist private and institutional clients in their desire to invest in accordance with their own social and environmental objectives and we are proactive in discussing these issues with them. As a preferred partner for global philanthropists, we work toward achieving the UN’s ambitious SDGs. Our experts and in-house foundation offer clients unique access to social and financial innovation and philanthropic advice, as well as tailored program design, co-funding and co-development opportunities.

Sustainable investments

As of 31 December 2017, sustainable investments increased to over CHF 1.1 trillion, representing nearly 35% of our total invested assets, compared with CHF 976 billion as of the end of 2016. Major increases in relative terms were observed for our investments in the integration and third-party categories, which increased 95% and 43%, respectively, compared with 2016. More details can be found in the “Sustainable investments” table further below.

Key sustainable investing products and services in 2017 (select)1

Product / service	Business division	Key features
The Rise Fund	Wealth Management (WM), Wealth Management Americas (WMA)

–     USD 325 million raised

–     Invests in seven sectors –  education, financial services, health care, infrastructure, energy, food and agriculture, and IT –  with a dual mandate: generating competitive financial returns and measurable positive societal outcomes

Rethink Impact Fund	WMA

–     USD 75 million raised

–     Direct-access social impact private equity fund that invests in early- to growth-stage, high-impact companies, primarily in the United States. The fund focuses on four themes: health care, economic opportunity, environmental sustainability, and education

OrbiMed Asia Partners III	WM	– USD 85 million raised – Growth investments in health care companies in China and India, focusing on biopharmaceuticals, medical technology and health care services
UBS Long Term Themes Equity Fund UBS Long Term Themes Portfolio SMA	WM, Asset Management (AM)

–     USD 1.5 billion held in Long Term Themes Fund and mandates

–     Invests in companies  that are solution providers for challenges such as water  scarcity,  emerging market  infrastructure and health care, waste  management and recycling

Climate Aware	AM	– Innovative rules-based equities strategy to address carbon risk in portfolios
UBS Clean Energy Infrastructure Switzerland 2	AM

–     Launched in September 2017, with capital commitments of CHF 200 million as of the end of 2017

–     Solution for institutional investors seeking an exposure to the renewable energy and energy infrastructure space with focus in Switzerland

Global Impact Fund	AM

–     Exposure to global equity markets in stocks with material exposure to impact categories like climate change or health that are also sustainable stocks, i.e., those selected based on strong ESG analysis and traditional valuation discipline

US Sustainable Equity Fund	AM	– Combines price-to-intrinsic value investment philosophy with careful consideration of companies’ sustainability profiles
SI-focused UBS Manage solutions	WM	– Several investment mandate solutions investing in instruments with a high sustainability rating (to the extent possible) – Launched for market France
ESG Portfolio Analyzer	WMA	– Provides transparency and analysis of ESG topics in client portfolios
UBS Sustainability Analytics	WM, Personal & Corporate Banking (P&C)	– Enables clients to achieve full transparency by screening their portfolio for potentially harmful industry exposure and, if appropriate, to make exclusions to protect it against reputational risks
Philanthropy Advisory	WM, WMA	– A total of approximately 370 ultra high net worth individuals or philanthropists attended UBS Philanthropy Forums in the Americas, Asia and Switzerland – Advisory services for over 400 clients
UBS Optimus Foundation	CC

–     CHF 59.5 million raised in donations / CHF 58.5 million grants to partners approved

–     Pioneering Educate Girls Development Impact Bond (DIB): on track to meet its enrollment and education targets

–     World’s first large-scale DIB launched (Maternal and Newborn DIB)

Social Investment Toolkit	WM	– Guide for social entrepreneurs with eight modules ranging from impact story to creating an investor pitch (developed with Ashoka)

UBS and Society (section from UBS 2017 Annual Report)

Key sustainable investing products and services in 2017 (select)1 (continued)

1 All information provided is as of 31 December 2017.     2 Information provided is as of 31 December 2016.

Product / service	Business division	Key features
Program-related investment	WM, CC (UBS Optimus Foundation, Community Affairs)

–     Investments in the form of a loan, enabling donors to regain the initial investment plus a rate of return and allowing philanthropic capital to be recycled

–     Loans for the UBS UK Donor-Advised Foundation and UBS Optimus Foundation UK successfully completed with two charities. Product offering being made available to clients

UBS Unique ETF	WM

–     Invests in companies based on 19 equality standards, including gender balance, equal compensation and work–life-balance, policies, transparency and accountability

–     Donation of 5% of management fee to a portfolio of SDG5-related projects managed by the UBS Optimus Foundation

Voting (on behalf of clients)	AM	– Provided instructions (based on AM’s corporate governance principles) to vote on 100,069 separate resolutions at 9,877 company meetings
Green and sustainable bonds	Investment Bank (IB)	– Seven green and sustainable bond transactions supported
LGBT Career Equality and Military Veterans indices	IB, WMA	– Companies selected include leaders in giving opportunities and support to veterans and have top scores in the Human Rights Campaign Corporate Equality Index
Global Sustainability Leaders index	IB, WMA	– Companies selected include leaders with regard to the UN Global Compact principles
Renewable energy and cleantech financing	IB	– Participation in significant renewables and cleantech deals globally, for both established utilities clients and innovative growth stage companies
Energy check-up for SMEs[2]	P&C	– UBS SME efficiency bonus for energy reduction plan with overall energy savings of 78,590 MWh / a, equivalent to the annual energy consumption of approximately 4,000 single-family homes
Preferred strategic partner for advisory and financing transactions related to Switzerland’s Energy Strategy 2050	P&C

–     Supports energy utilities in raising  capital on international capital markets  to progress their quest for renewable  energy

–     Four strategic  transactions  executed for Switzerland’s Energy Strategy 2050

Wealth Management aims to systematically include an SI optionality in its mandate offerings and to provide clients with impact investing products and sustainable mutual fund solutions. Enhanced UBS Manage Sustainable InvestingTM offerings with 100% (excluding liquidity) sustainable and impact investments went live in early January 2018. These offerings are based on our global Chief Investment Office’s (CIO) UBS House View. In 2017, it further expanded its SI optionality to core affluent and high net worth clients by launching a dedicated offering for French clients. Wealth Management also arranges platforms, roundtables and networking events for our clients to exchange ideas and gather know-how.

Wealth Management Americas expects to see considerable growth in SI assets. A key focus for Wealth Management Americas is the expansion of its solutions platform. In 2017, two impact investment deals were successfully closed (Rethink Impact and TPG’s The Rise Fund), thereby establishing UBS as a key player in this area. Within listed markets, Asset Management’s long-term themes strategy was launched, and a number of new third-party solutions were added to strengthen the platform. A variety of educational initiatives were rolled out, as raising awareness among financial advisors remains a critical focus to support the growth of the SI business.

Our global CIO regularly translates key societal and environmental concerns into investment themes as part of its Longer Term Investments series and global Research-based Advice. In 2017, some notable examples of this were the World Economic Forum 2017 white paper on mobilizing private wealth for public good, the development of the first 100% sustainable investing cross-asset portfolio, gender lens wealth, business with impact or the social innovator toolkit, a guide for social entrepreneurs.

Asset Management is committed to integrating sustainability into its entire investment approach. We are convinced that sustainable and impact investing can add value to portfolios within the same risk / return profile. Investment strategies customized to address particular sustainability objectives, such as reducing carbon risk or tilting a portfolio toward specific environmental, social or governance factors, in combination with traditional financial and risk / return expectations are increasingly popular. Over the last decade, Asset Management has developed capabilities to provide customized solutions to meet the specific goals and needs of individual investors. It offers a wide range of SI strategies across various asset classes, integrating sustainability and impact into its entire mainstream offerings, including in active equities, fixed income, hedge funds, infrastructure and private equity, real estate and passive strategies.

The Investment Bank provides capital-raising and strategic advisory services globally to companies offering products that make a positive contribution to climate change mitigation and adaptation, including those in the solar, wind, hydro, energy efficiency, waste and biofuels, and transport sectors. In 2017, the total deal value in equity or debt capital market services relating to these areas was CHF 43.3 billion, and CHF 5.4 billion in financial advisory services.

Personal & Corporate Banking clients have access to appropriate and relevant products from Asset Management and Wealth Management that follow our Group-wide approach to SI. We also support Swiss SMEs in their energy-saving efforts and transition to a low-carbon economy. SMEs benefit from initiatives such as energy check-ups or leasing bonuses (financial contributions toward enhancing environmental performance) for utility vehicles and production machines.

Having the financial expertise, networks and access to the capital required to build or support innovative financial products, we remain committed to introducing and funding innovative financial solutions. Examples include: The Rise Fund, a major private equity impact investment vehicle, and the substantial funds raised for OrbiMed.

As of 31 December 2017, we also held green bonds in the amount of CHF 565 million in our high-quality liquid assets portfolios under the management of Corporate Center – Group Asset and Liability Management.

→     Refer to www.ubs.com/sustainableinvesting  for more information

Sustainable investments[1]
		For the year ended			% change from
CHF billion, except where indicated	GRI[2]	31.12.17	31.12.16	31.12.15	31.12.16
Core SI products and mandates	FS11	176.3	145.4	138.5	21
Integration[3]	FS11	10.8	5.5	3.4	95
Integration / RPI[4]	FS11	61.6	54.6	49.1	13
Impact investing[5]	FS11	3.2	2.5	0.8	27
Exclusionary screening[6]	FS11	91.2	76.1	79.2	20
Third-party[7]	FS11	9.6	6.7	6.1	43
Norms-based screening[8]	FS11	927.5	830.4	795.1	12
Total sustainable investments	FS11	1,103.8	975.8	933.5	13
UBS total invested assets		3,179	2,821	2,689	13
SI proportion of total invested assets (%)	FS11	34.7	34.6	34.7

1 All figures are based on the level of knowledge as of January 2018.    2 FS stands for the performance indicators defined in the Global Reporting Initiative Financial Services Sector Supplement.    3 Applies to the active selection of companies, focusing on how a company’s strategies, processes and products impact its financial success, the environment and society. This includes best-in-class, thematic investments or the systematic and explicit inclusion of environmental, social and governance (ESG) factors into traditional financial analysis.    4 UBS Asset Management Responsible Property Investment (RPI) strategy.    5 Impact investments are targeted investments with a financial return and a clear social and / or environmental return objective.    6 Includes customized screening services (single or multiple exclusion criteria).    7 SI products from third-party providers applying either integration, impact investing and / or exclusionary approach.    8 Reporting scope expanded in 2015 to include all actively managed discretionary segregated mandates. Duplication with other SI categories was subtracted to avoid double counting.

UBS and Society (section from UBS 2017 Annual Report)

Philanthropy

Building on our award-winning track record and 13 years of experience, we have a global team of in-house experts in place who specialize in all areas of philanthropy and strategic charitable giving. We support clients as they develop their own philanthropic approach, from offering objective, independent and tailored advice, to providing them with the opportunity to attend dedicated events and access a global network of like-minded individuals with whom to collaborate and share their ideas and knowledge.

→  Refer to www.ubs.com/philanthropy  for more information

UBS Optimus Foundation

The UBS Optimus Foundation is an award-winning grant-making foundation that helps our clients use their wealth to drive positive and sustainable social change for children. The foundation connects clients with inspiring entrepreneurs, new technologies and proven models that help improve the lives of children in a variety of ways. It selects and continuously monitors programs that improve children’s health, education and protection and that have the potential to be transformative, scalable and sustainable. As UBS covers all of the Foundation’s administrative costs, it guarantees that 100% of all donations go to the support programs. In 2017, the Foundation’s work helped improve the well-being of 2.1 million children globally.

Effective philanthropy is about more than simply funding existing programs. It is also about long-term thinking. That is why the Foundation also supports partners in building their capacities, enabling them to reach more children more effectively and efficiently, funds research to better understand the issues that prevent children from thriving, and undertakes advocacy efforts with partners to promote wider adoption and scaling of the most promising programs.

→   Refer to www.ubs.com/optimus  for more information

How we support our communities

At UBS, we recognize that our long-term success depends on the health and prosperity of the communities of which we are a part. Our approach is to build sustainable and successful partnerships with non-profit organizations and social enterprises to help our contributions have a lasting impact. Our Community Affairs programs seek to overcome disadvantage through long-term investment in education and entrepreneurship in the communities within which we operate.

We provide focused financial and human support, including through the use of skills-based employee volunteering programs and client participation where appropriate. Our employees are at the heart of the program delivery and act as role models for young people and as mentors for social entrepreneurs. UBS provides employees with up to two days of paid leave for volunteering annually.

We play a role in the stewardship of a healthy social and financial future for our communities, working in partnership with clients, as well as the public and philanthropic sectors. Examples include:

–   Promoting and strengthening the vocational education system and providing access also to disadvantaged youth. Within SwissSkills, a new public-private partnership, UBS volunteers delivered meaningful advice at job fairs across Switzerland.

–   UBS Japan’s Rural Investment in the Community & Environment (RICE) project, with over 7,000 primary school children having received environmental education and undertaken biodiversity research.

–   Partnering with the Bridge Academy secondary school in London, a national exemplar of business partnership in education driving social mobility through excellent and inclusive education, rooted in the local community.

–   Project Entrepreneur, an initiative to increase the number of female-founded high-growth companies in the US, with over 1,500 women entrepreneurs trained, and currently expanding to include more accelerator participants and additional resources and startup services for venture competition applicants and alumni.

Since 2014, our impact reporting has incorporated the London Benchmarking Group’s standard model. UBS operates according to a global framework to deliver community and business impacts, through a regionally devolved model, allowing for effective evaluation, while aligning programs to address local community issues and meet local business priorities. We are continuing to enhance and develop this framework, which, together with global coordination of reporting, allows us to effectively evaluate and focus our programs. In 2017, UBS made direct cash contributions totaling CHF 39 million, including support through its affiliated foundations in Switzerland and the UBS Anniversary Education Initiative. Over 89% of UBS’s Community Affairs grants were made in the areas of education and entrepreneurship. 31% of our employees volunteered in our communities compared with 30% in 2016. Additionally, UBS contributed a total of CHF 5.5 million to the UBS Optimus Foundation.

Our Community Affairs program benefited 126,279 young people and entrepreneurs across all of the regions in which we operate.

UBS Global Visionaries

In 2017, we merged the best of our Social Innovators program into the UBS Global Visionaries program to strengthen our support for social entrepreneurs. The program aims to support social entrepreneurs who are shaping our future and connect them to our employees, partners and clients to jointly change the society we live in.

UBS and Society key performance indicators in 2017

How we do business

2,170 new business or client cases referred to environmental and social risk unit

- **1,677** approved
- **395** approved with qualifications
- **80** rejected
- **18** pending

2004 — **59%** reduction of UBS GHG emissions — 2017 — **75%** reduction target — 2020

How we support our clients

3,179 UBS total invested assets (in CHF billion)

1,104 = 35% Total sustainable investments

927 Norms-based screening

176 Core SI products and mandates

How we support our communities

126,279 beneficiaries reached globally, from 134 community partners

20,140 employees **volunteered**

168,226 hours on **community projects**

UBS Optimus Foundation

CHF **59.5** million raised in donations

CHF **58.5** million grants to partners approved

2.1 million children reached

Our employees (section from UBS 2017 Annual Report)

Our employees

Overarching aims and objectives

Build engagement and strengthen our corporate culture
– Invest in large-scale culture programs across the organization – Measure, foster and recognize culture-building behaviors
Remain an employer of choice for people at all career stages
– Maintain attractiveness to external talent and a highly motivated workforce – Focus on internal mobility and provide long-term career prospects
Strengthen our diverse and inclusive workplace
– Aspiration to increase the ratio of women in management roles to one-third – Support activities focused on increasing the inclusiveness of our culture
Effectively develop, manage and retain our talent
– Provide a wide range of learning opportunities to meet the needs of employees at all levels – Prepare current and future leaders for enhanced responsibilities and leadership excellence

Our employees’ skills, experience and commitment are key to delivering on our business strategy. Our human resource (HR) strategy therefore seeks to hire, develop and engage talented employees at all levels who have the diverse backgrounds and capabilities to advise our clients, develop new products, manage risk and adapt to evolving regulations. We invest in our employees and promote initiatives that build engagement and a cohesive, collaborative culture.

Building our culture

Having a strong culture is vital to our sustained success. In 2013, we introduced the three keys to success – our Pillars, Principles and Behaviors. They help us achieve our vision and execute our strategy, shaping how we work together and influencing everything we do. Since then, we have focused on strengthening our culture and embedding our core values more deeply into the identity of the firm. In 2017, we continued with our firm-wide culture-building program, working closely with senior managers from all divisions, functions and regions. A key initiative remains our very successful Group Franchise Awards (GFA) program, which we implemented in 2016 to recognize culture-building behavior. The GFA program allows us to track cross-business collaboration and develop ideas for simplifying our processes. The program has maintained strong momentum in terms of both the number and the quality of submissions from across the entire firm.

Attracting and recruiting talent

A positive, cohesive culture is both advanced and sustained through individuals who share our vision and core values.

We source such employees through a variety of channels. Our first priority is to consider current employees for open roles. Internal mobility builds connections across the firm and enables employees at all levels to leverage existing skills and develop new ones. In 2017, we introduced a new, in-house-built tool that matches employee career preferences with open roles and helps identify high-quality internal candidates. Having long-term career prospects with us is an important driver of career satisfaction for existing employees and it attracts external talent.

Externally, we source candidates directly and through employee referrals, job boards, social media, advertisements and external recruitment agencies. In 2017, we launched our employer value proposition (EVP) globally, which explains what we stand for as an employer and what differentiates us. Our EVP is aligned with our corporate strategy, the three keys to success and our brand. As an employer of choice, we received more than 730,000 applications in 2017 and hired a total of 9,881 external candidates at all career stages.

Throughout 2017, we continued to hire employees and see growth in our Business Solutions Centers (BSCs) in the US, Switzerland, India, China and Poland. All UBS Corporate Center functions are represented in our BSCs; this co-location of teams enhances collaboration and efficiencies. At year-end, offshore and nearshore employees accounted for approximately 21% of our global Corporate Center workforce.

Hiring and training entry level talent is a priority for all business divisions. In 2017, we hired 394 new university graduates into our graduate talent programs, as well as 578 interns for various roles. In Switzerland, we hired 294 apprentices for business and IT roles, and 171 trainees into our bank entry programs for high school graduates.

→   Refer to www.ubs.com/careers for more information and to follow our careers blog

→   Refer to www.ubs.com/awards  for more information on UBS’s rankings as an employer

Top-employer honors in 2017

–         World’s Most Attractive Employers (Universum): global top 50

–         Switzerland’s Most Attractive Employers (Universum): ranked second by business students

–         Global Ideal Employers, Global Female Ideal Employers (eFinancialCareers): top 10

–         Bloomberg Financial Services Gender-Equality Index member

–         Ideal Employers (eFinancialCareers): Asia top 5; Europe top 10; North America top 20

–          Working Mother 100 Best Companies (Working Mother, US)

–         Best Places to Work for LGBT Equality (Human Rights Campaign, US)

–         The Times Top 100 Graduate Employers (The Times, UK)

Our employees (section from UBS 2017 Annual Report)

Diversity and inclusion

Workforce diversity is a business imperative for us. In our experience, teams with diversity in gender, race, age, ethnicity, education, background, disability, sexual orientation and other aspects better understand and relate to our equally diverse clients’ needs. Likewise, diversity of thought, opinion and experience helps us make better decisions and drives innovation, while an inclusive work environment attracts high-quality people and makes the firm a better place to work. Our HR policies and procedures underscore our commitment to a diverse and inclusive workplace, with equal opportunities for all employees.

We are committed to hiring, retaining and promoting more women across the firm. In 2017, we continued to build on our aspiration to increase the ratio of women in management roles to one-third. We embedded management accountability at all levels for supporting this goal and continued to develop and refine career support, HR processes and technology solutions to help us better retain women at all career stages. In order to better understand and address the motivations of voluntary senior leavers, we undertook a landmark global attrition study in mid-2017, surveying nearly 2,000 former employees. Results are being examined at a divisional level and actions are being defined.

The UBS Career Comeback Program is an initiative we launched in Switzerland and the US in 2016 and extended to the UK in 2017. The program supports professionals who wish to return to corporate jobs after a career break and features on-the-job experience, classroom learning and mentoring. The program has proven successful: so far, Career Comeback has given 65 women and two men the opportunity to relaunch their careers.

In addition to our strategic initiatives, every year we support numerous activities in each business division and region focused on increasing the inclusiveness of our culture through coaching and education, for example, to raise awareness of and reduce unconscious bias. Integral to this effort are our employee networks, which regularly host events on gender, culture, life stage, sexual orientation and other topics. In 2017, we sponsored 43 employee networks globally, with more than 17,000 members.

→  Refer to www.ubs.com/diversity  for more information

Personnel by region
	As of			% change from
Full-time equivalents	31.12.17	31.12.16	31.12.15	31.12.16
Americas	20,770	20,522	20,816	1
of which: US	19,944	19,695	19,897	1
Asia Pacific	8,959	7,539	7,539	19
Europe, Middle East and Africa	11,097	10,746	10,505	3
of which: UK	5,274	5,176	5,373	2
of which: rest of Europe	5,662	5,402	4,957	5
of which: Middle East and Africa	161	167	176	(4)
Switzerland	20,427	20,581	21,238	(1)
Total	61,253	59,387	60,099	3

Developing and managing our workforce

We expect our leaders to be champions for our strategy and culture as well as effective managers and advocates for their employees. We develop current and future leaders through a leadership program suite that spans from first-level line managers to senior leadership levels. Programs like our Senior Leadership Experience for our most senior executives and the Senior Leadership Program for managing directors help define our expectations for leadership excellence, build confidence in our strategy and increase commitment to the firm’s three keys to success.

A skilled workforce to execute our business strategy is crucial to our success. We provide learning and development opportunities to all our employees to support them in enhancing their knowledge and skills at all ages and career stages. For example, we offer development programs, business education and role-specific training. Furthermore, as one of the top educators of entry level talent in Switzerland, we train more than 1,800 young people each year, including apprentices, interns and high school and university graduates. In 2017, our  permanent employees participated in approximately 765,500 development activities, including mandatory training on compliance, business and other topics. This was an average of 12.2 training sessions, or 2.3 training days, per employee.

Our key talent programs prepare high-potential employees for line management or senior leadership roles. Training for client-facing staff in 2017 included a Master in Wealth Management degree program and a rigorous training program for aspiring financial advisors in the US.

All employees and managers are also asked to consider development activities and career planning in regular, two-way discussions. At UBS, development includes experience, exposure and education. Line managers are expected to actively support both development and internal mobility, as they are key factors for professional growth, engagement and retention.

Managing performance

Effective people management is key to sustaining a high-performing organization. Our annual performance reviews assess both performance and behavior. Measuring what was achieved and how those results were achieved underscores the importance of the firm’s Behaviors for individual and Group success, and both ratings are considered in development, reward and promotion decisions.

Rewarding performance

Our compensation philosophy is to align the interests of our employees with those of our clients and investors, building on our three keys to success – our Pillars, Principles and Behaviors. Our Total Reward Principles establish a framework that balances sustainable performance and prudent risk-taking with a focus on conduct and sound risk management practices.

→   Refer to the “Compensation” section of this report for more information

UBS University

Knowledge is what sets us apart and keeps us flexible and competitive, as a firm and as individuals. Learning plays a crucial role and that is why at UBS we create an environment where employees can grow and develop. At the center is our new corporate university – UBS University, a one-stop shop for all learning and development at UBS. Its offering ranges from online and in-person training to help all employees and line managers develop their professional skills, to highly specialized training and certification programs for specific business areas and support for continuous, lifelong learning. In total, we offer more than 2,400

e-learning and classroom-based trainings.

Our employees (section from UBS 2017 Annual Report)

Gender distribution by employee category [1]
	Officers (Director and above)		Officers (other officers)		Employees		Total
By headcount, as of 31.12.17	Number	%	Number	%	Number	%	Number	%
Male	17,986	76	13,046	60	7,129	42	38,161	61
Female	5,651	24	8,716	40	10,030	58	24,397	39
Total	23,637	100	21,762	100	17,159	100	62,558	100

1 Calculated on the basis that a person (working full time or part time) is considered one headcount (in this table only). This accounts for the total UBS employee number of 62,558 as of 31 December 2017, which excludes staff from UBS Card Center, Hotel Seepark Thun, Wolfsberg and Hotel Widder.

Our responsibilities

We aim to be a high-quality employer, with our values embedded in all of our people management practices. We offer competitive benefits to all employees that include insurance, pension, retirement and personal leave. These benefits often go beyond legal requirements or market practice, and we regularly review them to confirm that they meet our employees’ needs. For example, in 2017 we enhanced our Family Care Leave policy in the US and Puerto Rico to offer employees four paid weeks of leave per year to care for a relative with a serious health condition. We also increased our paternity leave options in Switzerland in 2017. In addition to the current 10-day paid leave, new fathers can either take up to four weeks of unpaid leave or reduce their workload to 80% for up to six months. At UBS, all new parents can take paid time off after the birth or adoption of a child. Our parental leave policies meet the legal standards in all locations and exceed them in most. We also support flexible working arrangements, including telecommuting, part-time roles, job sharing and partial retirement.

A wide range of resources are available to help employees navigate work-life issues and personal challenges. For example, assistance programs in every region offer support and counseling for challenges such as illness, conflict, bereavement, psychological health and elderly care. In addition, we have redeployment and outplacement programs in every region, as well as clear policies and processes for handling redundancies.

Our Code of Conduct and Ethics (Code) is the basis for all HR policies, guidelines and procedures. It includes a commitment to the health and safety of employees and external staff.

→   Refer to www.ubs.com/healthandsafety for more information

Employees have a voice in shaping our culture

We want our employees to be engaged and to share their views on the status quo and our culture. We also want to give them the opportunity to have an impact on the firm’s future. Since 2016, we have regularly surveyed all our permanent employees to capture their feedback on how we are doing as a firm. In 2017, we conducted two surveys, in which 74% and 80% of eligible employees, respectively, participated. In both surveys, a significant majority of respondents agreed that they are proud to work at UBS and would recommend the firm to family and friends. They think the firm has a positive work environment and the learning and career opportunities offered are continuously improving for employees at all levels. Our ongoing ambition remains to have a highly motivated workforce that models integrity, collaboration and challenge in their daily work. We also want to be the clear employer of choice in the financial services industry. Our goal is to maintain overall engagement ratings in the top quartile.

Grievances and whistleblowing protection

We are committed to maintaining high legal, regulatory and ethical standards. We have long-standing procedures in every region to help us resolve employee grievances, and employees are strongly encouraged to speak with their line manager or HR about any concerns. Our global whistleblowing policy and procedures offer multiple channels for staff to raise concerns, either openly or anonymously, about any suspected breaches of laws, regulations, rules or other legal requirements, or of our Code, policies or professional standards.

→   Refer to the “Risk management and control” section of this report for more information

Employee representation

As a responsible employer, we maintain an open dialog with our formal employee representation groups, all of which are in Europe. The UBS Employee Forum for Europe represents 16 countries and considers pan-European issues that may affect our performance, operations or prospects. Similar regional and country level groups discuss topics such as business transfers, pensions, workplace conditions, health and safety, and redundancies. Collectively, these groups represent approximately 50% of our global workforce.

Our workforce at a glance[1]

34%
in the Americas
7,970 13,062
34%
in Switzerland
7,648 13,399
More than 50% in Switzerland have worked here
10+ years
Total employees (FTE)
61,253
1,866 more than a year ago (FTE)
62,558 employees (by headcount)[2]
4,572 6,862
18%
in EMEA
14%
in Asia Pacific
4,207 4,838
Office locations in
51
countries worldwide
Citizens of 134 countries
Our workforce has employees of all ages
19% under 30 years old
59% 30–50 years old
22% over 50 years old
More than 150 languages spoken
61% are men (38,161)
39% are women (24,397)
Ø41 is the average age
Ø9 is the average years of service

[1] Calculated as of 31.12.17 on a headcount basis of 62,558 unless specified to be on a full-time equivalent (FTE) basis, where we include proportionate numbers of part-time employees.
[2] Employees only. In addition, 32,140 external staff (by headcount) were active at the end of 2017 and 2,774 FTEs were employed through third parties on short-term contracts to fill positions on an interim basis.

Stakeholder management and engagement

Stakeholder management and engagement

Materiality under GRI standards

GRI-based materiality assessment

We put great emphasis on learning the views and values of our stakeholders with regard to the business activities of UBS and its role in society. Every year, we conduct a materiality assessment, as defined by the guidelines of the Global Reporting Initiative (GRI), to collect stakeholder views on key topics pertaining to our firm’s financial, economic, social and environmental performance. Our materiality assessment draws on formal and informal monitoring, from our dialog with stakeholders and from relevant external studies and reports.

Requested and supervised by the UBS Corporate Culture and Responsibility Committee (CCRC), UBS’s comprehensive materiality assessment process is managed by a UBS-internal, cross-business division and cross-regional materiality assessment team. The team consists of a group of experts who – due to their function - deal with stakeholder expectations and concerns on a daily basis. The team is responsible for delivering the outcome of the materiality assessment to the CCRC on an annual basis.

We regularly invite stakeholders to directly share their views. In 2017, the materiality assessment was supported by an online survey that was completed by nearly 1,600 stakeholders (with clients making up half of this amount).

For the first time, we also included a question on the SDGs in the survey. The SDGs are a set of 17 non-legally binding goals "aiming to end poverty, protect the planet, and ensure prosperity for all by 2030," as part of a global sustainable development agenda. Stakeholders were asked which SDG UBS should contribute most to and the most frequent response was quality education followed by climate action.

The overall result of the materiality assessment is expressed in the UBS 2017 materiality matrix below. The matrix ranks topics by their relevance to UBS stakeholders and their impact on UBS's performance. Among the 26 topics, the top-rated are client protection, digital innovation and cyber security, combating financial crime, financial stability and resilience, and conduct and culture.

The UBS materiality assessment team also considered our firm's significant economic, environmental and social impacts. It concluded that these impacts are directly reflected in the topics deemed most material in the GRI-based materiality assessment and that these impacts are overwhelmingly concerned with economic impacts. These topics fall within two significant impact areas of our firm, ensuring the provision of high-quality services to clients; and actively managing potential major risks to clients as well as other stakeholders. Jointly, these two significant impact areas of our firm are reflected in the highly ranked topic of digital innovation and cyber security.

As shown in the matrix, stakeholders do not currently regard the impact of environmental and social topics (climate change, community investment, environmental footprint, etc.) as substantially influencing their assessments and decisions. The relevance of these topics is, however, acknowledged, as is the likelihood (as evidenced by the answers to the survey question on the SDGs) that some of these topics might be of increasing relevance to UBS in coming years.

As in previous years, the overall result of the assessment was reviewed by the CCRC. It also becomes part of the decision-making processes of this Board of Directors committee with a particular focus on those topics that were assessed as very relevant or have considerably increased their relevance since the preceding year.

UBS materiality matrix 2017

Stakeholder management and engagement

Material GRI topics 2017

For the purpose of the GRI Standards materiality assessment we map the GRI topics to UBS's materiality matrix and we identify the most material topics on the basis of their significance to stakeholders and impact on sustainable performance. For 2017, we have identified the following material topics:

–   GRI 201: Economic Performance

–   GRI 203: Indirect Economic Impacts

–   GRI 205: Anti-Corruption

–   GRI 206: Anti-competitive Behavior

–   GRI 302: Energy

–   GRI 305: Emissions

–   GRI 308: Supplier Environmental Assessment

–   GRI 401: Employment

–   GRI 404: Training and Education

–   GRI 405: Diversity and Equal Opportunities

–   GRI 406: Non-Discrimination

–   GRI 414: Supplier Social Assessment

–   GRI 417: Marketing and Labeling

–   GRI 418: Customer Privacy

–   GRI 419: Socioeconomic Compliance

–   GRI G4 Financial Services Sector Disclosures: Product Portfolio

–   GRI G4 Financial Services Sector Disclosures: Audit

–   GRI G4 Financial Services Sector Disclosures: Active Ownership

Additionally, we have identified material topics that are not part of the official GRI topics list. These are:

–   Conduct and culture

–   Brand reputation

–   Digital innovation and cyber security

–   Financial stability and resilience

–   Macroeconomic and political environment

–   Operational efficiency and effectiveness

–   Quality and price

–   Demographic development

–   Occupational health and well-being

–   Working conditions

–   Social cohesion and stability

All material topics are relevant to all entities consolidated within UBS. Information describing any relevant impacts of the topics outside UBS is provided as part of the description of the respective GRI indicator or material topic in the following pages.

The following table provides an overview of all topics on the UBS materiality matrix and their subtopics. In the following pages we also address the relevant management approaches.

Material topics	Sub topics	GRI topic
Governance		
Client protection	– data confidentiality – transparency (clear terms and conditions of products) – fair pricing schemes – easy-to-understand products & services	GRI 417: Marketing and Labeling GRI 418: Customer Privacy
Combating financial crime	– anti-corruption & anti-money laundering – crime and manipulation detection processes	GRI 205: Anti-corruption
Conduct and culture	– compliance with laws, rules and regulations – integrity of the financial system – code of conduct & ethics – forward-looking engagement with risk topics and risk prevention – behaviors and principles	GRI 206: Anti-competitive Behavior GRI 419: Socioeconomic Compliance
Corporate governance	– internal policies and guidelines – governance structure – strategy	GRI 102: General Disclosures
Shareholder participation rights	– shareholders as ultimate decision makers of the company – implementation of all relevant regulatory requirements pertaining to shareholders' rights	GRI 102: General Disclosures
Financial and Economics		
Brand reputation	– enhancing and protecting the brand – be the first choice of clients	
Digital innovation & cyber security	– innovation lab – digital transformation – digital product and service offering - data confidentiality and cyber security	
Financial results	– Net profit growth – Cost/income ratio – return on tangible equity – Return on assets (gross) – Net new money growth	GRI 201: Economic Performance
Financial stability and resilience	– going concern leverage ratio (phase-in, %) – common equity tier 1 capital ratio – manage Risk weighted assets within increasingly stringent risk framework – clear strategy	
Macroeconomic & political environment	– research & analysis – governmental and regulatory relations – interest rate environment – emerging market developments	
Operational efficiency & effectiveness	– cost and process efficiency – focus on core competencies – flexibility to adapt to changing regulatory environment – outsourcing / nearshoring / offshoring – automation – location strategy – product and execution excellence	
Quality and price	– excellence – above-average performance – best services and practices

Stakeholder management and engagement

Information for management approaches
for material topics

Information relevant to all material topics

Governance

See section "Board of Directors and sustainability" below

Grievance mechanisms

For employees, we have a global whistleblowing policy and procedures (plus an internal website, hotlines and other resources), as referenced in our Code of Conduct and we ask all employees to promptly speak up about any conduct that might breach policies, laws or regulations. We also provide mandatory training for all employees to ensure everyone understands our commitment, procedures and responsibilities.

We have various feedback channels for external stakeholders in place. Our Corporate Responsibility team can be contacted for all sustainability inquiries and issues via the UBS and Society website. Client feedback (including that which is collected through our Quality Feedback management system) enables the firm to act and continuously improve products and client service standards in order to provide the best client experience.

Evaluation of management approaches

We assess the effectiveness of the approaches as listed in the management approach section (GRI 103-2) of each material GRI topic in the GRI content index through a number of measures, most visibly through:

–   Performance against targets

–   Internal and external audits (e.g. ISO 140001 certification)

–   External ratings (e.g. environmental, social and corporate governance (ESG) ratings), employer awards/honors

–   Stakeholder feedback (e.g. employee and client surveys)

–   Reputation measurement (through UBS-internal approaches)

–   Measurement systems (e.g. UBS-internal reporting, management reviews, impact measurements)

–   Assessment and testing of controls

Results from such evaluations may lead to potential adjustments to our approaches. No significant adjustments were made in 2017.

Information relevant to specific material topics

Social cohesion and stability

This is essentially an external topic that within UBS we mainly try to engage with through our Community Affairs, Philanthropy Services and Sustainable and  Impact Investing activities.

Of pertinence to this topic are the management approaches for "GRI Indirect Economic Impacts", "GRI G4 Financial Services Sector Disclosures: Product Portfolio" and "GRI G4 Financial Services Sector Disclosures: Active Ownership", as per the GRI content index below.

Macroeconomic & political environment

This is essentially an external topic that within UBS we mainly engage with through our CIO and Governmental Affairs activities.

Indirect economic impacts

This topic is linked in part to the topic of "social cohesion & stability", notably through UBS's community affairs activities. However, there is a much larger component that includes the financing of companies by the Investment Bank worldwide as well as the specific (economic) role UBS holds as the largest bank in Switzerland. In Switzerland, UBS's indirect economic impact is determined for instance through its business relations to 120,000 companies (including 90% of the largest 250) or to 75% of the 100 largest pension funds. Further indirect economic impact is realized through its employees throughout the country (around 20,000) and the CHF 2.5 billion of goods and services our firm purchased from more than 13,500 supplies in 2017.

Digital innovation and cyber security

Cyber security is at the forefront of operational resilience, and we continue to invest in preemptive and detective measures to defend against evolving and highly sophisticated attacks. We have set our cyber security objectives in line with prevailing international standards and our investment priorities focus on behaviors, readiness to address a cyberattack, data protection, and application and infrastructure security.

We provide a Group-wide framework that supports identifying, assessing and mitigating material operational risks (including cyber risk) and their potential concentrations, to achieve a suitable balance between risk and return. The divisional Presidents and the Corporate Center function heads are ultimately accountable for the effectiveness of operational risk management and for implementing the operational risk framework. Management in all functions is responsible for ensuring a robust operational risk management environment, including establishing and maintaining robust internal controls, effective supervision and a strong risk culture.

Compliance and Operational Risk Control (C&ORC) provides an independent and objective view of the adequacy of operational risk management across the Group, and is responsible for ensuring that all our operational risks are understood, owned and managed to the firm’s risk appetite.

UBS's investments in digitalization are designed to enhance and differentiate the client experience and product excellence the firm offers, while accelerating effectiveness and efficiency. Digital innovation is a focus across the firm, both within the business divisions (e.g. product development) and Corporate Center (notably within the Chief Operating Officer area).

Stakeholder management and engagement

Employee topics

This section covers the management approach for the following topics: employment, training and education, diversity and equal opportunity, non-discrimination, demographic development, occupational health and well-being, and working conditions. The following information is provided in addition to the 'Our employees' section, where we describe these topics and how we manage them. The purpose of our management approach is to engage and enable our employees to meet clients' needs while, in general, positively impacting our employees.

Group policies are global and apply to all employees. Additionally, there are local policies to address specific local requirements, where applicable. Refer to “Key policies and guidelines” section for further information.

Our objectives are provided in the "Our employees" section as well as in the 'Objectives and Achievements' document.

The firm's BoD, GEB, Group COO and Group Head of HR specifically have responsibility for defining and executing an HR strategy aligned to UBS's objectives and positioning the firm as an employer of choice. This includes advisory HR services to employees as well as strategic advice to managers and executives, supporting them in attracting, engaging, developing and retaining talent.

The BoD’s CCRC regularly and critically reviews developments in key HR areas, notably diversity and inclusion and health and safety. The oversight role of the CCRC has been included in the Organization Regulations of UBS Group AG (see below ).

With regard to evaluating our management approach, and in addition to the measures outlined above, where results indicate we could do better, we undertake focused initiatives to identify where we need to improve and take action. Each initiative has associated analysis, internal reporting, communication and accountability elements to ensure that we can continue to build on strengths but especially so we can improve on areas of relative weakness or concern. This may also include changes to goals or specific targets. For example, in 2017 we completed a landmark global attrition survey of 2,000 UBS alumni to gain a solid understanding of areas to improve as an employer.

Beyond the employee space the topic of demographic development is also of relevance to client offerings, including for example in the research work undertaken by CIO, retirement and inheritance solutions offered by our firm, or succession planning undertaken for company owners.

Impact of material GRI topics

This table lists those GRI topics that we have identified as material and additional topics identified as material in the UBS GRI-based materiality assessment (see above). The table shows the level of involvement we believe our firm has with the economic, social or environmental impacts (positive or negative) that may occur from the respective material topic. For every topic, the table shows our assessment of whether UBS's involvement with the impacts of such topic upon the economy, society or environment is direct, indirect or limited.

Stakeholder management and engagement

Direct economic value generated and distributed by UBS Group AG consolidated in 2017

CHF million	31.12.2017
Operating income	29,067
Operating expenses	23,800
of which Personnel expenses	15,889
of which Community investments	44
2016 dividends paid on UBS shares	2,229
Tax expenses, excluding deferred taxes	875
Economic value retained	2,163

Our stakeholders

We engage  with our stakeholders, both key groups (clients, investors, employees and governments / regulators) and others, on a regular basis and on a wide range of topics. This engagement with stakeholders yields important information on their expectations and concerns and offers critical contribution to our understanding and management of issues with potential (positive and negative) relevance to our bank. By actively fostering such interactions we are in a position to address stakeholder expectations and concerns in an informed and effective manner.

Our relationships  with stakeholders are multi-faceted and include major stand-alone interactions with large groups
(e.g. the employee survey), regular communications throughout the year with representatives from a particular group (e.g. media), as well as dialogue meetings with single individuals (e.g. client enquiries).

Clients

Clients are the reason for our existence and hence at the center of our activities. We are committed to building and sustaining relationships with clients based on trust and integrity. Having regular dialog with clients and collecting their feedback ensures that we understand their expectations.

Our clients increasingly want financial advice as well as the right products in order to use their resources to address societal issues. As the world’s largest wealth manager, we are well placed to provide this support, based on a consistent Group-wide approach. We use our manifold interactions with clients to better understand their needs. Client feedback (including that which is collected through our Quality Feedback management system) enables the firm to act and continuously improve products and client service standards in order to provide the best client experience.

Quality feedback management system

In Wealth Management and Personal & Corporate Banking, the Quality Feedback system provides a comprehensive and systematic platform to receive and process feedback and suggestions from both clients and employees. Feedback is received in a wide range of formats, including written, electronic, verbal (e.g. comments made to employees in UBS branches), through social media and via the Swiss banking Ombudsman.

Client feedback, including complaints and suggestions, is of crucial importance to UBS as it supports the development and introduction of new products and services as well as the adaptation of our offering in a client-oriented manner. By addressing client feedback we strive to strengthen client relationships, restore client satisfaction, and make a tangible improvement to client service and overall banking services. Having a wide variety of quality feedback from our clients enables us to systematically evaluate and review our actions. By sharing their views, clients contribute to make targeted quality improvements at all levels.

UBS strives to respond directly to each individual who provides feedback. On significant topics and key developments, UBS also provides a collective response in its external reporting.
In 2017, key topics and developments included some targeted products and services mostly centering around the functionalities of digital banking and stemming in particular from requests and improvement suggestions for existing features and queries regarding access and security. Moreover, certain client feedback pertained to support lines and debit cards.

Feedback from employees (i.e. quality tips and ideas / proposals that arise from their knowledge and experience in improving and updating products, processes and services) helps to foster creativity and innovation arising from their knowledge and experience in improving and updating products, processes and services.

Shareholders / investors

Investor Relations serves as the point of contact for UBS’s investor community. Our senior management and the Investor Relations team regularly communicate with investors, financial analysts and rating agencies. The Investor Relations and Corporate Responsibility Management teams also interact with shareholders focused on sustainability to discuss topics such as compliance, corporate culture, and climate change. UBS strives to achieve a consistently fair valuation for its shares through best-in-class disclosure, transparency and communication practices.

Employees

Our employees are the link between us and our clients, and the key to achieving sustainable success. We therefore strive to ensure our employees are well informed and engaged as partners in the firm's long-term success.

As a responsible company and employer of choice, we inform employees about our strategy, priorities and policies, as well as topics such as goal setting, career development, new technologies and required training. We also highlight collaboration and efficiency initiatives such as our Group Franchise Awards, key diversity initiatives like our UBS Career Comeback program, and community efforts such our work with lower-income and first generation college-goers in the US through UBS NextGen Leaders. We communicate through a number of news and information channels such as our intranet, UBS Connections (our internal social network), UBS TV, and interactive help / information sites.

Direct interaction with employees also takes place through personal meetings, emails, all-staff sessions, large and small-scale employee surveys, and the firm's Quality Feedback system. In 2017, employees in all businesses and regions attended numerous town halls and small group meetings to discuss relevant issues directly with senior management. For example, regular "Ask the CEO" events allowed employees in every region to learn about (and ask questions on) topics such as the firm's strategy and direction.

In March and September 2017, all employees were asked to participate in a global survey. Of specific interest was employees' views on whether our firm's principles and behaviors are being lived up to, our strategy effectively communicated and a positive and empowering work environment provided. Employees were informed of the results of the survey, which we use to help us continuously improve.

In 2017, we sponsored 43 employee networks globally, with more than 17,000 members. Our networks help employees build cross-business relationships and support an open workplace. The Women's Business Network, for instance, is a group of more than 2,500 UBS employees in Switzerland that supports women's personal and professional development through networking, mentoring and education.

→   Find out more about topics of interest to employees and potential employees at www.ubs.com/employees

Governments and regulators

Financial market stability is largely dependent on the overall economic, regulatory and political environment and the conduct of the firms within the sector. We actively participate in political discussions to share our expertise on proposed regulatory and supervisory changes including corporate responsibility-related issues such as culture and conduct, and sustainability issues.

In 2017, discussions regarding the regulatory framework for financial institutions continued to figure prominently among the major topics of the intense dialogue between UBS senior management and specialized functions, governments, regulators and supervisory bodies. Topics included further changes to the prudential framework for banks, recovery and resolution planning, and market and product reforms including over-the-counter OTC derivative reforms, US FATCA/OECD Exchange of Information and the EU Markets in Financial Instruments Directive and Regulation (MiFID / MiFIR).

With regard to corporate responsibility and sustainability issues, we actively participated in discussions with government bodies. UBS actively participates in industry discussions concerning the implementation of the commitments made at the Paris Climate Change Conference and in the SDGs. In addition, we, contribute to the Financial Stability Board (FSB) Task Force on Climate-related Financial Disclosure (TCFD). On a regional basis we engaged with the EU High-level Expert Group on Sustainable Finance. In our home country Switzerland, we continue to actively contribute to pertinent sustainability discussions with various government bodies.

→   Refer to UBS's quarterly reports and annual reports available at www.ubs.com/investors  for more information on regulatory topics.

Politicians and political parties

We maintain a regular dialogue with politicians globally and strive to establish long-term relationships with political representatives.

UBS complies with legal requirements on disclosing political donations, as applicable in the relevant jurisdiction. However, UBS does not provide financial support to political parties outside Switzerland. In the US, eligible employees may make financial contributions through a federal Political Action Committee (PAC), the UBS Americas Fund for Better Government. The PAC then makes contributions to federal candidates. Therefore these contributions do not constitute political donations by UBS.

Support of the Swiss militia system

UBS appreciates the important role of political parties in the Swiss democratic system, which is the foundation of state, politics and society in Switzerland. Swiss citizens actively and voluntarily engage in political institutions at all three levels of the Swiss state (federal, cantonal and local) as public officials (e.g. members of parliament, members of commissions and executive mandates), while they continue to pursue other professional activities. This arrangement – citizens taking on public tasks and mandates on a part-time basis – is referred to as the militia system.

Stakeholder management and engagement

In Switzerland, political parties do not receive state funding, and members of parliament in Switzerland are (usually) not professional politicians. It is for this reason that UBS views the support of the militia system as a crucial component of its societal responsibility in its home market Switzerland. In recognition of the vital function of Switzerland’s political parties, UBS provided a total of CHF 0.63 million to political parties in 2017 as a contribution to their operational costs. Financial contributions are calculated based on the number of parliamentary seats the respective party holds at the federal and cantonal level. Swiss parties are eligible to apply for a financial contribution if they commit to free competition and the market economy, have a national focus and either form a parliamentary group in the federal parliament or are represented in at least one cantonal government. UBS views its contribution to political parties in Switzerland as a long-term commitment, which is, however, subject to regular reviews.

Annual “Political Forum“ for employees who hold elected public office in Switzerland

UBS expressly supports the political involvement of its employees. About 300 employees currently hold political office at federal, cantonal and local level. If necessary, employees may spend a certain amount of their working time on their public duties. UBS organizes an annual “Political Forum“ at which senior management and political office holders discuss topics of relevance to UBS in Switzerland.

→   Refer to www.ubs.com/gga  for more information on governmental topics pertaining to Switzerland

Peers

We actively engage in regular discussions on corporate responsibility and sustainability issues with specialists in peer banks, and more widely through trade bodies and associations. Sharing experiences and assessments of corporate responsibility issues helps us to compare and improve our strategy, approach and tools.

UBS is a founding member of the Wolfsberg Group, an association of global banks that aims to develop financial services industry standards regarding anti money laundering, Know Your Client and counterterrorist financing policies. Meeting regularly, the Wolfsberg Group also works closely with the Financial Action Task Force.

In 2011, UBS was a driving force behind the establishment of the Thun Group of Banks, which has published two discussion papers that seek to establish a framework to facilitate the identification of the key challenges and best practice examples for the banking sector’s implementation of the UN Guiding Principles on Business and Human Rights. The Thun Group maintains regular discussions, both in calls and in annual meetings at the UBS Conference Center in Thun, Switzerland.

Communities

At UBS, we recognize that our long-term success depends on the health and prosperity of the communities of which we are a part. Our approach is to build sustainable and successful partnerships with non-profit organizations and social enterprises to help our contributions have a lasting impact. Our Community Affairs programs seek to overcome disadvantage through long-term investment in education and entrepreneurship in the communities within which we operate.

Through local execution and partnerships, which operate under a global framework and with coordination across regions, we endeavor to deliver business and community impact by identifying innovative and high-quality programs that are aligned to the business. We provide focused financial and human support, including through the use of skills based employee volunteering programs and client participation where appropriate. UBS is an active member of the London Benchmarking Group, an internationally recognized standard for measuring corporate community investment.

→   Refer to www.ubs.com/community  for further information and data of relevance to the communities we do business in

Suppliers

In 2017 UBS spent CHF 9.9 billion on a broad range of products and services. A large proportion of this expenditure comprises real estate, outsourcing, IT as well as consultancy and legal fees. Our sourcing and procurement services are provided by an external company, Chain IQ, which applies UBS’s responsible supply chain management (RSCM) framework and processes. The experienced procurement and sourcing specialists at Chain IQ perform supplier due diligence and establish remediation measures, supported by a centralized team of experts within UBS.

We aim to ensure that our social and environmental values are being followed throughout the supply chain. A firm-wide RSCM guideline provides systematic assistance on identifying, assessing and monitoring supplier practices in the areas of human and labor rights, the environmental protection and corruption. A central component of this guideline is the UBS Responsible Supply Chain Standard to which our direct suppliers are bound by contract. UBS expects its suppliers to apply the same standards in the relationships with their suppliers.

→   Refer to Responsible supply chain management in the “How we do business” section of this GRI Document further below

ESG rating and research agencies

We actively engage in dialog with analysts at rating and research agencies. The assessment of specialized agencies helps to evaluate our sustainability performance and activities, and provides a useful means for benchmarking.

In 2017, we provided detailed information on our sustainability performance to a range of agencies, either in response to questionnaires or via meetings or calls (with environmental, social and governance analysts). Our UBS and Society website regularly serves as a key source of information for these agencies.

Non-governmental organizations

We regularly interact with non-governmental organizations (NGOs) and appreciate their input and insight, as it helps the firm consider its approach to, and understanding of, societal issues and concerns.

NGOs have long established themselves as the most critical watchdogs of companies, both scrutinizing and challenging how we address a broad range of environmental, social and human rights concerns. In 2017, discussions with NGOs focused on the subjects of human rights, climate change, and the financing of controversial weapons.

International organizations and initiatives

UBS participates actively in several organizations and initiatives that promote the advancement of corporate responsibility and sustainability. We are among the thought leaders in sustainability in banking.

These memberships and commitments include the UN Global Compact, the GRI, the UN Environment Program Finance Initiative, the CDP and the PRI. Our representatives participate in external meetings, events and conferences and use these platforms to exchange ideas, promote joint actions among participants and gain valuable input for the development of our approach to corporate responsibility and sustainability.

In 2017, UBS representatives participated in major corporate responsibility and sustainability events, see table Advancing sustainability in the financial sector – UBS’s key activities in 2017 on page in the UBS and Society section above.

Media

Our media teams maintain direct and long-term relations with media representatives across all our business regions and provide them with timely information on a wide range of global, regional and local topics. Senior management (BoD and GEB-level) also regularly gives account to journalists, predominantly through interviews. In addition to the interviews at our firm’s corporate events (i.e. quarterly and annual reporting and Annual General Meeting) senior management conducted many other interviews in 2017.

We also communicated with media representatives – through interviews or background talks – on a broad range of corporate responsibility or sustainability topics such as climate change, food speculation and environmental and social risks.

→   Refer to www.ubs.com/media  for further information on UBS media relations

How we do business

How we do business

This information should be read in conjunction with the information contained in the “UBS and Society” and “Our employees” sections above.

Governance and policies

Board of Directors and sustainability

The Board of Directors (BoD) decides on the strategy of the Group upon recommendation by the Group Chief Executive Officer (Group CEO) and is responsible for the overall direction, supervision and control of the Group and its management, as well as for supervising compliance with applicable laws, rules and regulations. The BoD exercises oversight over UBS Group AG and its subsidiaries and is responsible for establishing a clear Group governance framework to provide effective steering and supervision of the Group, taking into account the material risks to which UBS Group AG and its subsidiaries are exposed. The BoD has ultimate responsibility for the success of the Group and for delivering sustainable shareholder value within a framework of prudent and effective controls. It also approves all financial statements for issue and appoints and removes all Group Executive Board (GEB) members.

The BoD of UBS Group AG is responsible for setting our firm’s values and standards and ensuring we meet our obligations to our stakeholders. Both the Chairman of the BoD and the Group Chief Executive Officer (Group CEO) play a key role in safeguarding our reputation and ensuring we communicate effectively with all our stakeholders.

All BoD committees have responsibilities and authorities of direct relevance to our goal of creating sustainable value. The Governance and Nominating Committee, for instance, supports the BoD in fulfilling its duty to establish best practices in corporate governance across the UBS Group. The Compensation Committee supports the BoD in its duties to set guidelines on compensation and benefits. While the Risk Committee oversees and supports the BoD in fulfilling its duty to supervise and set an appropriate risk management and control framework (in the areas of risk management and control, treasury and capital management, balance sheet management).

The Corporate Culture and Responsibility Committee (CCRC) shoulders the main undertaking for corporate culture, responsibility and sustainability. The oversight role of the CCRC has been embedded in the Organization Regulations of UBS Group AG.

→   Refer to the "Appendix" section of this GRI Document for the CCRC charter

Senior-level committees in charge of key aspects of sustainability include the UBS and Society Operating Committee and the Global ESR Committee.

The GEB oversees our efforts to combat money laundering, corruption and terrorist financing. These efforts are led by a dedicated financial crime team of anti-money laundering (AML) compliance experts. Also overseen by the GEB is our approach to diversity and inclusion. We have a global head of diversity and inclusion to drive a group-wide strategy complemented by divisional and regional initiatives.

Key policies and guidelines

Code of Conduct and Ethics

The UBS Code of Conduct and Ethics (Code) sets out the principles and practices that UBS expects all of its employees and directors to follow both in form and intention. The principles and standards set out in the Code should characterize all of UBS’s business activities and all its dealings with the firm’s stakeholders including clients, colleagues, shareholders, regulators and business partners. It is the basis for all UBS policies, guidelines and statements relating to each of the firm’s employees’ personal commitment to appropriate and responsible corporate behavior.

→   Refer to www.ubs.com/code  and the “Appendix” section of this GRI Document for the full text of the Code

UBS and Society constitutional document

It is UBS's ambition to be an industry leader in driving long term positive impact for clients, employees, investors and society. The UBS and Society constitutional document defines the principles and responsibilities for promoting this commitment systematically across all relevant businesses and for implementing the ethical standards defined in the Code of Conduct that govern UBS's interaction with society and the environment.

→   Refer to the "Appendix" section of this GRI Document for the full text of the UBS and Society constitutional document

Combating financial crime

We have developed extensive policies intended to prevent, detect and report money laundering, corruption and terrorist financing. These policies seek to protect the firm and our reputation from those who may be intending to use UBS to legitimize illicit assets. Anti-corruption policies and procedures that aim to prevent bribery from occurring throughout our operations are in place in all business divisions. These policies are derived from the standards that are set out in the Group Policy Against Corruption and the Group Policy on Gifts and Business Entertainment.

Whistle-blowing protection

As set out in the Code, employees are required to immediately report any potential violations of the Code to their line manager or local compliance officer. Employees can also report them confidentially to their Legal or Compliance & Operational Risk Control teams, using whistle-blowing procedures. UBS's global whistleblowing policy and procedures offer multiple channels for staff to raise concerns, either openly or anonymously, about any suspected breaches of laws, regulations, rules or other legal requirements, or of the Code, policies or professional standards. UBS will never punish or reprimand anyone who reports these kinds of breaches or violations in good faith.

HR policies

HR has global and country-specific policies designed to ensure effective management of our workforce, a strong culture, and a safe and respectful working environment. An overarching global employment policy sets the minimum hiring and employment standards for all UBS locations. It aims at providing fair, consistent and transparent treatment for our employees while taking into account local legal requirements, market best practice and shareholders' interests. Country-specific employee handbooks supplement the global policies, providing local information and clarification on the terms and conditions of employment and the applicable HR programs, policies and procedures.

Sustainable performance and compensation

Total Reward Principles

Our compensation philosophy is to align the interests of our employees with those of our clients and investors, building on our three keys to success – our Pillars, Principles and Behaviors. Our Total Reward Principles establish a framework that balances sustainable performance and prudent risk-taking with a focus on conduct and sound risk management practices.

Our compensation structure is aligned with our strategic priorities. It therefore links the interests of our employees with those of our stakeholders and encourages our employees to focus on our clients, create sustainable value and achieve the highest standards of performance. Moreover, we reward behavior that helps build and protect the firm’s reputation – specifically integrity, collaboration and challenge. We strive for excellence and sustainable performance in everything we do. Compensation for each employee is based on individual, team, business division and Group performance, within the context of the markets in which we operate.

Our Total Reward Principles apply to all employees globally. They may vary in certain locations due to local laws and regulations.

Managing a high-performing workforce

We have salary ranges applicable to all employees with differentiation by location, rank and role, as set by our global role classification framework.

Clearly, managing our people well is key for our long-term success. Personal accountability and effective HR processes mean that teams and businesses perform better, individuals can advance in their careers, and ultimately, the firm can deliver its strategy.

Our global performance management process evaluates both performance and behavior, and employees receive two separate ratings in their year-end evaluations. This helps all of us take a close look at how well integrity, collaboration and challenge (the firm’s expected behaviors) are demonstrated in daily business activities. It also makes our management, promotion and reward processes more transparent. For 2017, 99% of eligible employees received a performance review.

Objectives focusing on our key corporate responsibility and sustainability commitments are set for managers and employees in pertinent departments or units. Most notably, this would include managers and employees in UBS and Society, corporate responsibility, anti-money laundering, human resources, environmental and community affairs functions.

Group Executive Board

Annual performance awards for the Group CEO and other GEB members are based on the GEB compensation determination process, and in aggregate, subject to shareholder approval at the Annual General Meeting.

We assess the GEB members’ performance against a number of quantitative and qualitative key performance indicators (KPIs).

The quantitative measures for the Group CEO are based on overall Group performance. For other GEB members, they are based on both Group performance and the performance of the relevant business division and / or region; for those who lead Group functions, they are assessed on the performance of the Group and the function they oversee. These quantitative measures together with qualitative measures (Pillars and Principles) account for 65% of the assessment. Behaviors account for 35% of the assessment.

Board of Directors

As set out in the Organization Regulations of UBS Group AG, BoD members, as a group, must have the necessary qualifications, skills and diversity to perform all BoD duties and must together possess financial literacy, experience in banking and risk management, international experience, including experience of international financial matters, and knowledge of the duties of directors.

Performance and effectiveness of the Chairman, the Board as a whole and each BoD Committee are assessed annually, a process overseen by the Governance and Nominating Committee (GNC). All BoD committees perform a self-assessment of their activities and report back to the full BoD.

How we do business

The Corporate Culture and Responsibility Committee (CCRC) members, as a group, must have the necessary qualifications and skills to perform all of their duties. In particular the CCRC members are expected to: (i) commit such time to the role as may be necessary for the proper discharge of their duties. An indication of the time expected for this purpose will be set out in each of the CCRC members' letter of appointment; and (ii) have good knowledge of corporate culture and corporate responsibility and relevant societal issues and  such other experience as the BoD considers desirable in order to enable the CCRC to perform its duties. The CCRC’s chairman is expected to have good knowledge of the Committee’s relevant area of responsibility together with such other experience as the BoD considers desirable in the context of that Committee’s work.

→   Refer to the "Compensation"  section of UBS’s Annual Report 2017 for further information

External commitments and memberships

Corporate responsibility & sustainability

–   UN Environment Programme Finance Initiative

(UNEP FI – member since 1992)

–   Principles for Responsible Investment

(PRI – AM signatory since 2009)

–   Swiss Sustainable Finance (members since 2015)

–   UN Global Compact (signatory since 2000)

–   Global Compact Network Switzerland

–   Global Impact Investing Network (GIIN – member since 2011)

–   Sustainable Finance Geneva (member since 2012)

–   Association for Environmental Management and Sustainability in Financial Institutions

(VfU,  member since 1996)

–   Swiss Better Gold Association (member since 2014)

–   Business in the Community (founding member)

–   Institute of Business Ethics (IBE – subscriber since 1987)

–   Conference Board

–   USSIF  (member since 2015)

–   CSFI (member since 2015)

Human rights

–   Thun Group of Banks (founding participant in 2011 and convener)

–   UNEP FI work / research on human rights (participant in project)

–   LBMA Responsible Gold Guidance (founding member of LBMA in 1987)

–   University of Zurich Competence Center for Human Rights (UZHR – member of advisory board)

–   Swiss Center of Expertise in Human Rights (SCHR – member of advisory board)

Environment & climate

–   CDP (founding signatory in 2002 of the Carbon Disclosure Project)

–   UNEP FI working group on TCFD recommendations (founding member of working group)

–   Banking Environment Initiative’s and Consumer Goods Forum’s Soft Commodities Compact (member since 2013)

–   Roundtable on Sustainable Palm Oil (RSPO – member since 2012)

–   Zurich Energy Model (founding member in 1987)

–   Swiss Energy and Climate Summit (Premium Partner since 2013)

–   RE100  (member since 2015)

–   ISO 14001 certified Environmental Management System

–   ISO 50001 certified Energy Management System

Transparency & reporting

–   Global Reporting Initiative (user of GRI Standards)

–   SASB (Sustainability Accounting Standards Board, member of board of directors since 2013)

–   ISO 14064 certified GHG Emissions

Other

–   Wolfsberg Group (founding member in 2000)

–   European Venture Philanthropy Association (EVPA – member since 2007)

–   Global Apprenticeship Network (GAN – member since 2013)

Training and raising awareness

Overview

We actively engage in internal and external education and awareness-raising on corporate responsibility and sustainability topics and issues. Through induction, education and broader awareness-raising activities, we want to ensure that our employees understand their responsibilities in complying with our policies and the importance of our societal commitments. General information is published on our intranet and on our UBS and Society internet site.

Throughout the year, we continued training and raising the awareness of employees, including with respect to embracing the Code. All employees have to confirm annually that they have read UBS’s key documents and policies, including the Code. Employees were also informed of the firm’s corporate responsibility and sustainability activities through other training and awareness-raising activities.

→   Refer to the "UBS and Society management indicators" table below for detailed information.

Combating financial crime

Employees are required to undergo regular refresher training in issues relating to anti-money laundering, sanctions compliance and anti-corruption. This includes online training, awareness campaigns and seminars.

The Code also focuses on preventing the misuse of the financial system, including in relation to bribery. The specific anti-corruption standards of conduct that apply to all employees are also set out in the Group Policy Against Corruption. The policy sets out our zero-tolerance stance towards corruption and prohibits all forms of bribery by the firm and our employees, including so-called facilitation payments.

Web-based training modules are regularly refreshed to address compliance issues, including anti-corruption standards. Employees in specific areas also receive targeted training on client-related corruption, including the bank’s own corruption risks in relation to intermediaries, gifts and entertainment, or when major new developments require additional training.

UBS and Society management indicators

UBS and Society management indicators
	For the year ended			% change from
	31.12.2017	31.12.2016	31.12.2015	31.12.2016
Personnel in specialized units/functions (full time equivalents)[1]	108	90	91	20
Awareness raising
Training participation (headcounts)	68,955	78,044	44,721	(12)
Specialized training[2]
Training participation (headcounts)	9,460	13,931	4,533	(32)
External audits[3]
Audit participation (headcounts)	203	100	91	103
Auditing time (calendar days on site)	35	13	15	169
Internal audits[4]
Audit participation (headcounts)	537	292	243	84
Auditing time (person days)	875	592	194	48

1 Employees which are part of the UBS and Society organization and/or have specialized knowledge relevant for the UBS and Society management system.    2  Specialized training is provided to employees in front-office and support functions who are dealing directly with UBS and Society aspects in everydays business processes.    3  ISO 14001, ISO 50001, ISO 14064 and Global Reporting Initiative (GRI).    4  Audits / reviews conducted by specialized internal units. The implementation of environmental and social risk policies is also audited by Group Internal Audit.

How we do business

Our climate change strategy

In June 2017, the Financial Stability Board’s Task Force on Climate-related Financial Disclosures (TCFD) provided its recommendations on climate-related disclosures. They call on companies to disclose the impacts of climate change on their businesses. Investors and financial institutions would gain transparency to help them make better investment decisions with a common set of data to assess the climate change risks and opportunities of specific companies. We plan to further align our disclosure within the five-year pathway outlined by the TCFD and collaborate within the industry to close gaps.

→   Refer to the “Climate-related metrics 2017” table in the UBS and Society section above for a summary of disclosed metrics

→   Refer to our CDP disclosure available at www.ubs.com/ubsandsociety  for more details

Governance

Our climate change strategy is overseen by the CCRC as part of the UBS and Society governance. This oversight role of the CCRC is embedded in the Organization Regulations of UBS Group AG since March 2018. Within the parameters set by the CCRC, climate-related opportunities are overseen by the UBS and Society Operating Committee, and climate change risks by the Global ESR Committee. The CCRC regularly and critically reviews the assessments and steps taken by these management bodies towards executing the climate change strategy. It approves UBS's annual climate change objectives and plans and decides on the progressive alignment of our climate change disclosure pathway with TCFD’s recommendations. These annual objectives and plans are managed as part of our ISO 14001 certified environmental management system (EMS) with defined management accountabilities across the firm.

UBS's management publicly supports international, collaborative action against climate change. Our Chairman is signatory to the European Financial Services Round Table’s statement in support of a strong, ambitious response to climate change. Our Group CEO is a member of the Alliance of CEO Climate Leaders, an informal network of CEOs convened by the World Economic Forum and committed to climate action. Our Head Sustainable Equity Team at Asset Management is a member of the TCFD.

Strategy

We believe the transition to a low carbon economy is vital and we are focused on supporting our clients in preparing for success in an increasingly carbon-constrained world. As a leading global financial services provider, we do this in four different ways:

Protecting our own assets:  We seek to protect our assets from climate change risks by limiting our risk appetite for carbon-related assets and by estimating our firm’s vulnerability to climate change risks using scenario-based stress testing approaches and other forward-looking portfolio analyses. We have so far not found any material risk on our balance sheet.

Protecting our clients' assets:  We support our clients'  efforts to assess, manage and protect them from climate-related risks by offering innovative products and services in investment, financing and research. Our Asset Management division has developed a string of products allowing its clients to identify the carbon intensity of their investments and / or to align them with the Paris agreement.

Mobilizing private and institutional capital:  We mobilize private and institutional capital towards investments facilitating climate change mitigation and adaptation and in supporting the transition to a low-carbon economy as corporate advisor, and/or with our lending capacity.

Reducing our direct climate change impact: We continue to reduce our greenhouse gas (GHG) emissions and increase the firm's share in renewable energy.

Risk Management

We manage climate change risks and opportunities via our certified EMS and we monitor implementation on an ongoing basis. The EMS helps us to systematically reduce environmental risks, seize climate change / environment-related market opportunities and to continuously improve UBS's climate change/environmental performance and resource efficiency.

Protecting our own assets: Our standard risk, compliance and operations processes involve procedures and tools for identifying, assessing and monitoring environmental and social risks. These include client onboarding, transaction due diligence, product development and investment decision processes, own operations, supply chain management and portfolio reviews. These processes are geared toward identifying clients, transactions or suppliers potentially in breach of our standards or otherwise subject to significant environmental and human rights controversies, including climate change.

We are committed to:

–   not financing new coal-fired power plant projects in high-income OECD countries;

–   only financing new coal-fired projects outside high-income OECD countries that use high-efficiency, low-emissions technologies;

–   only supporting other types of transactions of existing coal-fired operators who have a strategy in place to reduce coal dependency or who adhere to strict internationally recognized greenhouse gas emissions standards;

–   severely restricting lending and capital raising to the coal mining sector and not supporting coal mining companies engaged in mountain-top removal (MTR) operations.

–

We have also established standards in the forestry sector to support our clients’ efforts to achieve ‘zero deforestation’ in their supply chains.

In order to manage our own, and our clients’, risk derived from both the physical and transition risks associated with climate change, we have performed both top-down balance sheet stress testing, as well as targeted, bottom-up analysis of specific sector exposures. In doing so, we identified challenges ranging from the suitability of climate scenarios for banking risk modelling to data availability. To address these challenges, we have committed to work towards alignment and knowledge-sharing within the industry. Sixteen banks, including UBS and the UN Environment Programme Finance Initiative (UNEP FI) have partnered to collaboratively develop analytical tools that will help banks disclose their exposures to climate-related risks and opportunities as envisioned by the TCFD. This includes further refining scenario-based stress-testing methodologies.

Our experience with top down and bottom-up analysis so far:

–   Our top-down approach consisted of a scenario-based stress test to assess UBS’s balance sheet vulnerability. Leveraging its existing firm-wide top-down stress testing methodology, we developed a climate change scenario and its related regulatory response to assess the impacts on financial assets, operational income and physical assets. Financial impacts were moderate and in line with other stress scenarios, particularly those that foresee an oil shock component. The biggest risk from the regulatory response (i.e. transition risk) was for exposures to large corporates that are most sensitive to shocks in market variables like equity indices. The impact on smaller unlisted companies, including the Swiss corporate portfolio, was limited. The biggest risk from severe weather events (i.e. physical risk) was damage to properties in Zurich due to the concentration of assets owned there. The operational income impact was quite minimal.

–   We also assessed potential impacts of increasing climate change regulations and extreme weather events scenarios on our energy and real-estate loan portfolios. The potential financial impact on UBS was found to be moderate, primarily due to the relatively short-term maturity profile of these loan portfolios and availability of insurance coverage for real estate.

–   UBS also conducted a bottom-up stress test of its energy lending portfolio in North America against the impacts of climate-change related drought.

UBS is also involved in other activities to reduce gaps in climate-related financial data. We support the CDP, as an investor member as well as a questionnaire respondent, in their aim to improve company disclosure of risks and opportunities related to natural resources. We are also on the advisory panel of the Natural Capital Finance Alliance’s advancing environmental management project.

Protecting our clients’ assets: We offer innovative products and services in investment, financing and research. Examples include:

–   Our Asset Management business has developed the capability for equity portfolio managers to examine the carbon footprint of their portfolios and comparing the relative carbon footprints of their company holdings to that of the benchmark.  Carbon emissions data is also made available to all equity portfolio managers through the Portfolio Optimization Platform, which allows portfolio managers and analysts to download carbon and carbon intensity data on over 6,000 companies.

–   In 2017, our Asset Management business launched an innovative Climate Aware rules-based fund for UK investors. The portfolio is oriented towards companies that are better prepared for a low carbon future while reducing exposure to, rather than excluding, companies with higher carbon risk, in order to pursue strategic engagement with these companies. The strategy involves not only a reduction of the CO2 footprint of the portfolio but also an innovative approach to aligning the portfolio with the two degree carbon reduction scenario in the future.

–   Our Asset Management business engages with companies in which it invests on behalf of clients to discuss approaches to mitigating climate change risk, as well as actively voting on shareholder resolutions to improve transparency and disclosure around climate-related reporting. Specifically in the context of the Climate Aware fund, UBS Asset Management has implemented an engagement program associated with the strategy in order to drive positive change at companies that are considered at highest risk for climate change.  The Climate Aware fund received the Fund Launch of the Year award from Funds Europe Magazine, and NEST (UK National Employment Savings Trust) received an innovation award for Climate Aware from Pensions & Investments Magazine. Climate Aware provides a unique way for investors to reduce passive portfolio exposures to carbon risks.

How we do business

Mobilizing private and institutional capital: We mobilize capital to support environmental and social issues, including the transition to a low carbon economy. For example:

–   We offer 100% sustainable cross-asset portfolios for private clients in Wealth Management, currently available in Switzerland and Germany.

–   Our wealth management business is developing a range of new thematic and pooled impact investments.

–   We participated in launching Align17 - a WEF Young Global Leaders initiative - an independent platform which stands out in connecting a wider range of public, institutional, and private wealth investors with SDG-related investment opportunities.

–   Our Asset Management business established a comprehensive approach to environmental and social factors and to corporate governance across investment disciplines. The 2017 Global Real Estate Sustainability Benchmark (GRESB) awarded ten of UBS Asset Management's real estate and infrastructure funds 5-star ratings, and seven funds ranked first in their respective peer groups.

–   Our Investment Bank provides capital-raising and strategic advisory services globally to companies offering products that make a positive contribution to climate change mitigation and adaptation, including those in the solar, wind, hydro, energy efficiency, waste and biofuels, and transport sectors.

–   We strive to be the preferred strategic financial partner relating to Switzerland’s energy strategy 2050. And the UBS Clean Energy Infrastructure Switzerland strategy offers institutional investors unprecedented access to a diversified portfolio of Swiss infrastructure facilities and renewable energy companies. Due to client's demand, a successor strategy was launched in September 2017.

Reducing our direct climate change impact

We set quantitative targets and continue to reduce UBS’s Group-wide GHG emissions and increase our share in renewable energy in line with our commitment to RE100, a global initiative that encourages multinational companies to make a commitment to using 100% renewable power by 2020. This will reduce the firm’s GHG footprint by 75% by 2020 compared with 2004 levels.

In-house environmental management

Introduction

UBS is globally certified according to the international environmental management standard ISO 14001. In 1999, UBS was the first bank to obtain this certification for its worldwide environmental management system. The management system covers the entire scope of UBS’s products, services and in-house operations that may give rise to an environmental impact. It is externally audited annually and re-certified every three years.

These comprehensive audits verify that appropriate policies and processes are in place to manage environmental issues, and that they are executed in day-to-day practice.

In 2017 UBS successfully passed the ISO 14001 recertification audit of its environmental management system.

In addition, for the first time the energy management system of locations in the European Union was certified according to ISO 50001.

→   Refer to the "Appendix" section of this document for both certificates

GHG emissions  and energy consumption

We adopt energy efficiency measures and we strive to increasing the proportion of renewable energy used across our building and data center portfolio. Emissions - such as from business travel by air - that cannot be reduced by other means - are offset.

GHG emissions

In 2017, we further reduced UBS’s GHG emissions by 11%, or 10.2% per full-time employee, year on year, a total reduction of 59% from baseline year 2004.

Energy consumption

In 2017, we reduced our energy consumption by more than 5% compared with 2016 and 19% compared to 2012. One of the key drivers for this achievement is our Group-wide real estate strategy, which includes:

–   consolidating work space in larger and more energy-efficient buildings with alternative workplace concepts, resulting in a smaller, less energy-intense real estate footprint of our operations;

–   investing in energy-efficient infrastructure, such as obtaining green building certifications (Leadership in Energy and Environmental Design or similar) for our flagship buildings and

–   implementing established energy reduction measures, such as optimizing heating, air-conditioning and lighting controls in the buildings we occupy.

As an example, in 2017, at a US site we completed a full replacement of the cooling, air-conditioning and ventilation system. This is expected to save 450,500 kWh and USD 86,000 per year. In addition, the site installed new LED lighting controls on multiple floors and is expected to save 64,600 kWh and USD 12,000 per year.

Across our global building portfolio, 7 refurbishment projects achieved LEED Platinum or Gold CI certifications.

Renewable energy

In 2017, 56% of UBS’s worldwide electricity consumption was sourced from renewable energy. We have been sourcing electricity from 100% renewable sources in Switzerland already since 2007, in Germany since 2012, in the UK and Luxembourg since 2016 (mainly hydropower and wind power). As part of our RE100 commitment, we aim to gradually increase  the percentage of renewable electricity to 100% by 2020.

Offsetting CO2 emissions

In an effort to minimize our CO2 emissions in business travel, we encourage our employees to choose alternatives to air travel, such as high-speed rail, and to use video-conferencing technology instead of travelling. Since 2007, we have been offsetting all our CO2 emissions from business air travel. Projects we selected meet the requirements of the Gold Standard for voluntary emissions reductions.

Paper, water and waste

Globally, over 90% of all paper consumption was from recycled or FSC certified sources. In 2017, waste assessments were performed at various locations; these audits have led to improvements in waste management practices, regulatory compliance and quality of environmental data. The continued implementation of bin-less offices in many larger locations has helped us reduce the waste per employee by 12% since 2012. By the end of 2017, our waste recycling ratio remained stable at 55%. We reduced our water consumption by 29%, compared with 2012.

Reporting standards and methodologies

UBS’s environmental and greenhouse gas emissions (GHG) reporting is intended to comply with the voluntary reporting requirements of the GRI Sustainability Reporting Standards. The GHG reporting was prepared in accordance with the key concepts and requirements stated by the International Organization for Standardization in ISO 14064-1 (Specification with guidance at the organization level for quantification and reporting of greenhouse gas emissions and removals) and by World Business Council for Sustainable Development / World Resources Institute in the Greenhouse Gas Protocol, Corporate Accounting and Reporting Standard.

The environmental and GHG reporting has been prepared based on a reporting year of 1 July to 30 June. This is different from UBS's financial reporting period (1 January to 31 December).

All GHG emission figures are in tons of carbon dioxide equivalents (CO2e) and include three of the six greenhouse gases covered by the Kyoto Protocol – carbon dioxide (CO2), methane (CH4), and Nitrous oxide (N2O). Hydrofluorocarbons (HFCs) emissions have been omitted from our reporting as they are not a material source of greenhouse gases for the business. There are no GHG sources contributing to Perfluorocarbons (PFCs) and sulphurhexafluoride (SF6) emissions.

The GHG emissions associated with the activities have been determined on the basis of measured or estimated energy and fuel use, multiplied by relevant GHG emission factors.

Where possible fuel or energy use is based on direct measurement, purchase invoices or actual mileage data, in other cases it has been necessary to make estimations.

Published national conversion factors and Global Warming Potentials (GWPs) were used to calculate emissions from operations. In the absence of any such national data 'UK Government GHG Conversion Factors for Company Reporting’ have been used for the calculation of GHG emissions.

The GHG base year was set as 2004 (July 2003 to June 2004) as this was the first year UBS reported detailed GHG emissions verified according to ISO 14064. The 2004 GHG footprint baseline is 360,502 tons and consists of 41,858 t (scope 1), 219,727 t (net scope 2), and 98,918 t (scope 3) emissions. The appropriateness of the base year is reviewed on an annual basis. In 2006, we set for the first time global quantitative objectives for energy, paper, waste and water until 2009. They were revised and extended three times so far and covered the periods 2009 until 2012, 2012 until 2016. The current quantitative objectives have 2016 as a baseline and 2020 as target year.

How we do business

In-house environmental management - statistics

Environmental targets and performance in our operations[1]
	GRI[2]	2017	Target 2020	Baseline	% change from baseline	Progress / Achievement[7]	2016	2015

Total net greenhouse gas emissions (GHG footprint) in t CO2e3	305	147,757	-75%	360,501[4]	-59.0	l	165,975	169,026
Energy consumption in GWh	302	627	-5	661[5]	-5.1	l	661	668
Share of renewable electricity	302	56.0%	100%	27.7%[4]	102.2	l	55.6%	54.0%
GHG offsetting (business air travel) in t CO2e	305	54,412	100%	0[4]	100	l	67,056	73,592
Paper consumption in kg per FTE[6]	301	95	-5%	114[5]	-16.4	l	114	119
Share of recycled and FSC paper	301	90.8%	90%	89.5%[5]	1.4	l	89.5%	83.6%
Waste in kg per FTE[6]	306	203	-5%	206[5]	-1.6	l	206	203
Waste recycling ratio	306	55.0%	60%	54.1%[5]	1.7	l	54.1%	52.8%
Water consumption in m m3	303	0.87	-5%	0.96[5]	-9.5	l	0.96	0.96

Legend: CO2e = CO2 equivalents; FTE = full-time employee; GWh = giga watt hour; kWh = kilo watt hour; km = kilometer; kg = kilogram; m m3 = million cubic meter; t = tonne

1 Detailed environmental indicators are available on the internet www.ubs.com/environment. Reporting period 2017 (1 July 2016 - 30 June 2017).    2  Reference to GRI Sustainability Reporting Standards (see also www.globalreporting.org).   3  GHG footprint equals gross GHG emissions minus GHG reductions from renewable energy and GHG offsets (gross GHG emissions include: direct GHG emissions by UBS; indirect GHG emissions associated with the generation of imported / purchased electricity (grid average emission factor), heat or steam and other indirect GHG emissions associated with business travel, paper consumption and waste disposal).    4  Baseline year 2004    5  Baseline year 2016    6  FTEs are calculated on an average basis including contractors    7  Green: on track

Environmental indicators[1]
		2017[2]			2016[2]	2015[2]
	GRI[3]	Absolute normalized[4]	Data quality[5]	Trend[6]	Absolute normalized[4]	Absolute normalized[4]
Total direct and intermediate energy consumption[7]	302	627 GWh	***	æ	661 GWh	668 GWh
Total direct energy consumption[8]	302	68 GWh	***	æ	73 GWh	68 GWh
natural gas		84.8%	***	à	86.9%	85.2%
heating oil		10.4%	***	á	8.8%	10.1%
fuels (petrol, diesel, gas)		4.4%	***	á	3.9%	4.6%
renewable energy (solar power, etc.)		0.4%	***	à	0.4%	0.2%
Total intermediate energy purchased[9]	302	559 GWh	***	à	588 GWh	600 GWh
electricity		491 GWh	***	æ	527 GWh	519 GWh
electricity from gas-fired power stations		15.2%	***	à	15.9%	16.7%
electricity from oil-fired power stations		2.5%	***	à	2.6%	2.9%
electricity from coal-fired power stations		16.7%	***	à	15.9%	16.0%
electricity from nuclear power stations		9.6%	***	à	10.0%	10.5%
electricity from hydroelectric power stations		34.6%	***	à	33.5%	36.2%
electricity from other renewable resources		21.4%	***	à	22.0%	17.8%
heat (e.g. district heating)		68 GWh	**	ä	61 GWh	80 GWh
Share of electricity from renewable sources	302	56%	***	à	56%	54%
Total business travel		579 m Pkm	***	â	694 m Pkm	672 m Pkm
rail travel[10]		1.9%	***	á	1.8%	1.9%
road travel[10]		1.6%	***	á	1.4%	1.6%
air travel		96.4%	***	à	96.8%	96.5%
Number of flights (segments)		250,743	***	â	296,234	289,956
Total paper consumption	301	5,866 t	***	â	7,077 t	7,358 t
post-consumer recycled		14.9%	***	ä	14.1%	16.1%
new fibers FSC[11]		75.9%	***	à	75.5%	67.5%
new fibers ECF + TCF[11]		9.2%	***	â	10.3%	16.3%
new fibers chlorine bleached		0.07%	**	â	0.13%	0.17%
Total waste	306	12,543 t	***	à	12,858 t	12,546 t
valuable materials separated and recycled		55.0%	***	à	54.1%	52.8%
incinerated		16.9%	***	æ	18.6%	19.3%
landfilled		28.1%	**	à	27.4%	27.9%
Total water consumption	303	0.87 m m3	**	æ	0.96 m m3	0.96 m m3
Greenhouse Gas (GHG) Emissions in CO2e	305
Direct GHG emissions (Scope 1)[12]		13,305 t	***	æ	14,154 t	13,340 t
Gross indirect GHG emissions (Gross Scope 2)[12]		161,349 t	***	â	185,026 t	179,082 t
Gross other indirect GHG emissions (Gross Scope 3)[12]		76,763 t	***	â	91,276 t	101,394 t
Total Gross GHG Emissions		251,417 t	***	â	290,456 t	293,817 t
GHG reductions from renewable energy[13]		49,247 t	***	â	57,425 t	51,199 t
CO2e offsets (business air travel)[14]		54,412 t	***	â	67,056 t	73,592 t
Total Net GHG Emissions (GHG Footprint)[15]		147,757 t	***	â	165,975 t	169,026 t

Legend: GWh = giga watt hour; Pkm = person kilometer; t = ton; m3 = cubic meter; m = million; CO2e = CO2 equivalents

1 All figures are based on the level of knowledge as of January 2018.   2  Reporting period: 2017 (1 July 2016 – 30 June 2017), 2016 (1 July 2015 – 30 June 2016), 2015 (1 July 2014 – 30 June 2015)   3  Reference to GRI Sustainability Reporting Standards (see also www.globalreporting.org).    4  Non-significant discrepancies from 100% are possible due to roundings.    5  Specifies the estimated reliability of the aggregated data and corresponds approximately to the following uncertainty (confidence level 95%): up to 5% – ***, up to 15% – **, up to 30% – *. Uncertainty is the likely difference between a reported value and a real value.     6  Trend: at a *** /**/ * data quality, the respective trend is stable (à) if the variance equals 5/10/15%, low decreasing/increasing (æ,ä) if it equals 10 /20/30% and decreasing/increasing if the variance is bigger than 10/20/30% (â,á).    7  Refers to energy consumed within the operational boundaries of UBS.    8  Refers to primary energy purchased which is consumed within the operational boundaries of UBS (oil, gas, fuels).    9  Refers to energy purchased that is produced by converting primary energy and consumed within the operational boundaries of UBS (electricity and district heating).    10  Rail and road travel: Switzerland only.    11  Paper produced from new fibers. FSC stands for Forest Stewardship Council, ECF for Elementary Chlorine Free and TCF for Totally Chlorine Free.    12  Refers to ISO 14064 and the “GHG (greenhouse gas) protocol initiative” (www.ghgprotocol.org), the international standards for GHG reporting: scope 1 accounts for direct GHG emissions by UBS; gross scope 2 accounts for indirect GHG emissions associated with the generation of imported/purchased electricity (grid average emission factor), heat or steam; gross scope 3 accounts for other indirect GHG emissions associated with business travel, paper consumption and waste disposal.   13   GHG savings by consuming electricity from renewable sources  14  Offsets from third-party GHG reduction projects measured in CO2 equivalents (CO2e). These offsets neutralize GHG emission from our business air travel. 15 GHG footprint equals gross GHG emissions minus GHG reductions from renewable energy and CO2e offsets.

How we do business

Environmental indicators per full-time employee
	Unit	2017	Trend	2016	2015

Direct and intermediate energy	kWh / FTE	10,151	à	10,604	10,827
Business travel	Pkm / FTE	9,377	â	11,141	10,898
Paper consumption	kg / FTE	95	â	114	119
Waste	kg / FTE	203	à	206	203
Water consumption	m3 / FTE	14.0	æ	15.3	15.5
CO2 footprint	t / FTE	2.39	â	2.66	2.74

Legend: FTE = full-time employee; kWh = kilo watt hour; Pkm = person kilometer; kg = kilogram; m3 = cubic meter; t = ton

Notes: FTEs are calculated on an average basis including FTEs which were employed through third parties on short-term contracts.

Our Greenhouse Gas (GHG) footprint

Energy consumption and related greenhouse gas emissions time series

How we do business

Paper consumption time series

Waste generation time series

Responsible supply chain management

We embed environmental and social standards into our sourcing and procurement activities. Our responsible supply chain management (RSCM) framework is based on identifying, assessing and monitoring supplier practices in the areas of human and labor rights, the environment, health and safety and anti-corruption, in line with our commitment to the UN Global Compact and the UBS and Society constitutional document.

Committing suppliers to comply with our standards

We aim to reduce negative environmental and social effects of the goods and services UBS purchases  and we engage with suppliers to promote responsible practices. A firm-wide RSCM guideline has provided systematic assistance on identifying, assessing and monitoring supplier practices in the areas of human and labor rights, the environmental protection and corruption. A central component of this guideline is the UBS Responsible Supply Chain Standard to which our direct suppliers are bound by contract. The standard defines our expectations towards suppliers and their subcontractors regarding legal compliance, environmental protection, avoidance of child and forced labor, non-discrimination, remuneration, hours of work, freedom of association, humane treatment, health and safety and anti-corruption issues and a whistleblowing mechanism to support and protect employees.

→   Refer to the UBS and Society Download Center on www.ubs.com/ubsandsociety  to download the Responsible Supply Chain Standard in various languages

Identifying, assessing and monitoring high-impact suppliers

The RSCM framework includes an impact assessment of newly sourced goods and services, which takes into account potential negative environmental and social impacts along the lifecycle of a product or a service, and all purchased goods and services are categorized accordingly.

We identify high-impact suppliers when establishing new contracts or renewals based on the suppliers’ provision of goods and services that have either a substantial environmental and social impact or are sourced in markets with potentially high social risks. Such high-impact suppliers are requested to fulfill further requirements towards product and service provision and are assessed against the UBS Responsible Supply Chain Standard. If this assessment reveals any non-compliance with our standard, UBS defines and agrees, together with the supplier, on specific improvement measures which we monitor. Lack of improvement may lead to the termination of the supplier relationship. We also regularly screen active suppliers as part of our environmental and social risk control processes.

Suppliers of potentially high-impact goods or services, are requested to conduct a self-assessment on their responsible management practices and to provide corresponding evidence. Actual and potential negative impacts that are considered in the impact assessment of purchased goods and services include:

–   Adverse environmental impacts due to inefficient use of resources (e.g. water, energy, biomass) and emissions during the lifecycle of the product

–   Hazardous substances, emissions, pollutants and limited recyclability of products, adversely affecting people and the environment

–   Unfair employment practices, such as low wages, excessive overtime, absence of occupational health & safety measures

–   Risks for consumer health and safety

–   Procurement and use of materials with a strongly negative environmental and/or social impact

–   Insufficient management of subcontractors regarding sustainability aspects

In 2017, 155 suppliers were classified as suppliers of newly sourced goods or services with potentially high impacts. 23% of these suppliers were considered as in need of improving their management practices. Specific remediation actions were agreed with all of them and the implementation progress has been closely monitored.

We also screened all our significant active suppliers for environmental and human rights issues and 9 suppliers with potential material risks were referred to our ESR unit for enhanced due diligence. In 2017, no UBS supplier relationship was terminated as a result of RSCM assessments. This can partly be related to the fact that we assess the supplier’s potential risks before entering into a contract with them.

How we support our clients

How we support our clients

This information should be read in conjunction with the information contained in the “UBS and Society” and “Our employees” sections above.

Calculating and reporting on climate change-related financing and advisory activities

In 2017. the Investment Bank provided to clients that contribute to climate change mitigation and adaptation equity or debt capital market services for a total deal value of CHF 43.3 billion, or acted as financial advisor for a total deal value of CHF 5.4 billion.

The methodology behind these numbers consists first in identifying clients who, through the products and services they offer, work to mitigate the effects of global climate change and help to adapt to changing climate impacts. We use internal expertise and external third party sources to identify these clients. Their activities span all industry sectors, including renewable energy generation and clean tech but also energy efficiency, waste management, transport, infrastructure renewal and development or water management. They reach from small-cap and pure-play startups to large international and diversified companies.

We then aggregate total CHF deal value of all global capital market deals in which UBS acted as lead manager or bookrunner for these companies and aggregate total CHF value of deals where UBS acted as either buy-side or sell-side financial advisor. The data represents all our transactions with these clients and not only to transactions that can be classified as directly climate-related.

Stewardship / voting rights

UBS Asset Management's stewardship policy is our commitment to act as responsible stewards of assets held and managed on behalf of our clients. We recognize that clients expect us to ensure the alignment of our approach with their own investment beliefs, policies and guidelines. We have a strong interest in ensuring that companies in which we invest on behalf of clients are successful and through our stewardship activities seek to encourage a high standard of corporate practices, develop a relationship with investee companies and an understanding of mutual objectives and concerns.  In addition, where clients of Asset Management have delegated to us the discretion to exercise the voting rights for shares they beneficially own, we have a fiduciary duty to vote such shares in the clients’ best interest and in a manner which achieves the best economic outcome for their investments.

We maintain a comprehensive database of our meetings with companies and our voting activities. We review progress over time and follow up on issues identified. In the 12-month period ended 31 December 2017, we gave instructions (based on AM’s corporate governance principles) to vote on 100,069 separate resolutions at 9,877 company meetings. Information on such resolutions and company meetings is provided in the Proxy Voting Dashboard (though it does not include their full scope).

→   Refer to www.ubs.com/global/en/asset-management/about/
sustainable-impact-investing.html and vds.issgovernance.com/vds/#/MjU0/ for more information and for the Proxy Voting Dashboard.

Since 2010, Asset Management in Switzerland has been offering UBS Voice, a service enabling holders of Swiss institutional funds to express voting preferences ahead of shareholder meetings of major Swiss corporations. This provides additional shareholder input into the voting decisions of the funds’ management company. 34% of invested assets for which UBS Voice is offered are covered by this service.

→   Refer to www.ubs.com/voice  for more information on UBS voice (only available in German)

Suitability

Clients expect to be provided with products and services which are suitable for them.

In nearly all countries in which we do business this expectation has been turned into a legal or regulatory requirement for banks acting as financial advisers. Most jurisdictions also require the systematic assessment and documentation of the suitability of products (including third-party products) and services, including compliance with applicable eligibility criteria and sales restrictions. These standards are reflected in local policies and procedures as well as the respective local control framework. The European Union’s Markets in Financial Instruments Directive (MiFID) is one example of the reflection and implementation by UBS of specific standards required by a regulator that are reflected in the applicable local control framework. Other locations apply similar standards as required by the relevant local regulators.

To meet both client expectations and regulatory requirements, UBS has established comprehensive rules for assessing the suitability of products and services. These rules are designed to align the assets in the customer portfolio with the customer’s defined risk profile, and the customer is advised in line with his/her needs (Client Suitability). In addition, the rules require that the product documentation contains appropriate and easily understood information on the product characteristics, the target audience and the settings in which the product is used, as well as a balanced representation of the opportunities and risks (Product Suitability).

Suitability framework

Wealth Management (WM) and Personal & Corporate Banking (P&C) have established a Suitability Policy applicable to all their locations. This sets out the structured advisory process that governs the way UBS advises, implements agreed solutions and documents the steps taken during this process. It comprises requirements for monitoring and control activities that aim to capture tail-risks, amongst others purposes. In 2018, the existing global WM and P&C Suitability Framework is being revised to reflect the evolving legal and regulatory landscape.

Client suitability1

With regard to the UBS Client Experience, WM and P&C have established a structured advisory process with four distinct steps – understand, propose, agree and implement, and review. This process is supported by a number of forms and tools at the disposal of the client advisors. In the first step (understand), these forms and tools support the initial identification of a client’s investor profile, including but not limited to investment objectives and risk ability. In a second step (propose), they serve to help client advisor identify an appropriate investment strategy for a specific client portfolio. Furthermore, a number of tools and platforms have been established, to help client advisors match a clients’ investment strategies with appropriate investment proposals and to support the review step.

Product suitability2

Advisory platforms and tools divide products according to their risk characteristics and in doing so help clients and client advisors properly assess the impact of investment products and services on a client’s portfolio. Additional processes are in place to make product documentation available to both client advisors and clients that contains adequate and easy-to understand information on product characteristics, balanced presentation of opportunities and risks, target audiences as well as scenarios for which a product could be used. Finally, specific legal documentation is required for certain products with specific risks (e.g. hedge funds).

Divisional approach to suitability

Primary ownership of suitability risk and the responsibility for addressing suitability risk is owned by the business. Divisional policies in Global WM and P&C, IB, and AM (EMEA) make this clear. UBS has accordingly pursued a divisional approach to ensure compliance with rapidly changing regulatory regimes, as well as to address particular suitability obligations and remediation of identified gaps relating to the divisions.

Monitoring and controls

Monitoring and controls for suitability follow a three-tiered approach. The first-level controls are conducted by origination under its Origination Control Framework a set of controls designed to prevent / detect operational risks that arise in origination and to ensure that residual risk corresponds to risk appetite. The second-level controls are performed by
Compliance & Operational Risk Control as Global Minimum Control Standards, part of the overall Compliance & Operational Risk Control Framework. These controls focus on both a check the checker approach, plus thematic, deep-dive reviews. The third-level controls are exercised by Group Internal Audit, as part of its annual audit plan.

After-sales communications

The UBS Client Experience also includes after-sales communication. These communications are, again, supported by a number of tools and platforms, including ready-to-use reporting and presentation material.

Accessibility

We aim to ensure that our facilities and services are accessible to everyone regardless of disability, capability or technology. We are continuously optimizing our websites as well as e-banking and mobile banking to fit the requirements for a AA rating for accessibility (WCAG 2.0). All cash machines have access key buttons and PIN keypads that have been made usable for the visually impaired. Additionally, approximately 600 ATMs are enabled with voice output through clients’ headphones, covering all functions including cash deposits. Around 100 ATMs are positioned especially for people with restricted mobility. All of our 50 UBS free-standing cash machines correspond to the recommendations made by Americans with Disabilities Act Accessibility Guidelines (ADAAG). UBS actively encourages people to focus on ability, not disability.

Financial literacy

The topic is mainly relevant in Switzerland, the only country where we offer comprehensive financial products and services to retail and small / medium enterprise (SME) clients. Many of our products and services that contribute to the enhancement of financial literacy are therefore limited to our Swiss clients. Additionally, UBS runs various community programs globally that enhance financial literacy. Examples include:

–   Financial check-up for young people and students

–   Saving tips for young people and students

–   Budget calculator for young people and students

–   Mortgage calculator

–   UBS Key Invest provides know-how about structured products

–   UBS Dictionary of Banking

–   Chief Investment Office Wealth Management Research

–   Download center for SME offering a collection of our broad range of publications, documents and resources, such as succession planning checklists

–   UBS Social Investment Toolkit

–   UBS Elevating Entrepreneur

Many of our skills-based volunteering activities across the key themes of education and entrepreneurship also contribute to the enhancement of financial literacy.

1    Client Suitability means the alignment between the Investor Profile of the client and the Products and Services which are recommended or made available to the client (or already held in his/her portfolio), including risk information and disclosure.

2  Product Suitability means a consistent set of standards applied by a product management unit to define for which specific investors a Product may be suitable

How we support our communities

How we support our communities

This information should be read in conjunction with the information contained in the “UBS and Society” and “Our employees” sections above.

Achievements in 2017

CHF 44.5 million direct cash contributions, including support through affiliated foundations in Switzerland and the UBS Anniversary Education Initiative, and funds to the UBS Optimus Foundation.	89% of UBS grant funding made in the strategic themes of education and entrepreneurship

31% of the UBS workforce volunteered (20,140 employees)	168,226 volunteer hours (109,142 in work hours and 59,084 out of work hours)	126,279 beneficiaries reached globally, from 134 community partners

Measuring Impact

Since 2014, we have enhanced our focus on measuring the impact of our community programs by using the London Benchmarking Group’s (LBG) standard model for measuring and reporting on our community investment globally. This framework, together with global coordination of reporting, allows us to effectively evaluate and focus our programs.

We work with young people globally to help increase their educational attainment, and to acquire workplace skills. We also work with entrepreneurs to help them build and scale businesses that have social impact at the heart of their business model.

In 2017, we continued to build on the pilot global framework to measure, not just the number of beneficiaries, but also how our support has benefitted them (i.e. the “LBG depth of impact scale” below). Measuring on the basis of this model indicates that UBS’s support has substantively improved or transformed the lives of 41,091 individuals in 2017. This represents 35% of the number of beneficiaries for whom the depth of impact was reported.

UBS supported 37 intermediary organizations that are building the capacity of charities, social enterprises and social sector organizations. These organizations reported that UBS’s support helped them to reach 794 third-party organizations in 2017. These intermediaries increasingly evaluate how their work is benefitting the organizations they work with. UBS now captures this data on a globally consistent basis.

We will continue to develop our portfolio analytics and work with our partners to ensure a greater number are able to  report on the nature of their impact measure in future years

LBG Depth of Impact Scale

Our employees

Our employees

This information should be read in conjunction with the information contained in the “UBS and Society” and “Our employees” sections above.

The UBS workforce in 2017

UBS reports in depth on its global workforce to enable a broad range of stakeholders to form a detailed picture of its philosophy and priorities as a high-quality employer and corporate citizen. Our reporting covers the key statistics relevant to full- and part-time employees at all career stages, as well as basic data about external staff who together rely on us to provide a safe, respectful, collaborative workplace.

Our workforce at a glance1

As of 31 December 2017, we had 61,253 employees (full-time equivalents/FTEs), 1,866 FTEs more than in 2016. This included Swiss apprentices on three-year limited contracts who received equivalent benefits to permanent employees. An additional 2,774 FTEs were employed through third parties on short-term contracts to fill positions on an interim basis.

–   Also, 32,140 external staff were active at the end of 2017, primarily in technology, operations and premises-related roles. Not all would have been onsite at any one time.

–   Switzerland is our largest cross-border importer of employees from other countries; China is our largest cross-border exporter.

–   1,380 employees changed business divisions in 2017; 648 changed regions.

UBS employees 2017 – by the numbers

To give the most accurate view of our global and diverse workforce, HR reporting considers a person (working full time or part time) as one headcount. This accounts for the total UBS employee number of 62,558 as of 31 December 2017 (respectively 60,785 as of 31 December 2016), which excludes staff from UBS Card Center, Hotel Seepark Thun, Wolfsberg and the Widder Hotel. The following tables are all reported on this basis, unless otherwise specified. The percentages in the tables may not total 100 due to rounding.

1  All data was calculated on/as of 12/31/17, unless otherwise noted.

UBS employees: full-time and part-time employees

Employees: full time / part time
	31.12.2017		31.12.2016
	Number	%	Number	%
MALE
Full Time	36,781	96%	35,954	96%
Part Time	1,380	4%	1,332	4%
Total	38,161	100%	37,286	100%

FEMALE
Full Time	20,650	85%	19,738	84%
Part Time	3,747	15%	3,761	16%
Total	24,397	100%	23,499	100%
Grand Total	62,558		60,785

UBS employees: permanent and “limited employment period“ employees (by gender and by region)

Employees: employment term / region
	31.12.2017		31.12.2016
	Number	%	Number	%
AMERICAS
Permanent	21,032	100%	20,795	100%
Limited Term	0	0%	0	0%
Total	21,032	100%	20,795	100%

APAC
Permanent	8,987	99%	7,560	99%
Limited Term	58	1%	71	1%
Total	9,045	100%	7,631	100%

EMEA
Permanent	11,433	100%	11,089	100%
Limited Term	1	0%	3	0%
Total	11,434	100%	11,092	100%

SWITZERLAND
Permanent	19,750	94%	19,938	94%
Limited Term	1,297	6%	1,329	6%
Total	21,047	100%	21,267	100%
Grand Total	62,558		60,785

Employees: employment term / gender
	31.12.2017		31.12.2016
	Number		Number
MALE
Permanent	37,372	98%	36,462	98%
Limited Term	789	2%	824	2%
Total	38,161	100%	37,286	100%

FEMALE
Permanent	23,830	98%	22,920	98%
Limited Term	567	2%	579	2%
Total	24,397	100%	23,499	100%
Grand Total	62,558		60,785

Our employees

UBS employees: external hires

External hires by age group
	31.12.2017		31.12.2016
	Number	%	Number	%
Under 30	4,469	45%	3,616	46%
Between 30 and 50	4,820	49%	3,790	48%
Over 50	592	6%	480	6%
Grand Total	9,881	100%	7,886	100%

External hires by gender
	31.12.2017		31.12.2016
	Number	%	Number	%
Male	5,748	58%	4,493	57%
Female	4,133	42%	3,393	43%
Grand Total	9,881	100%	7,886	100%

External hires by region
	31.12.2017		31.12.2016
	Number	%	Number	%
AMERICAS	2,601	26%	2,379	30%
APAC	2,746	28%	1,489	19%
EMEA	2,184	22%	1,887	24%
SWITZERLAND	2,350	24%	2,131	27%
Grand Total	9,881	100%	7,886	100%

UBS employees: employee turnover

Turnover by age group
	31.12.2017	31.12.2016
	%	%
Under 30	20%	23%
Between 30 and 50	12%	13%
Over 50	11%	12%
Grand Total	14%	14%

Turnover by gender
	31.12.2017	31.12.2016
	%	%
Male	13%	14%
Female	14%	16%
Grand Total	14%	14%

Turnover by region
	31.12.2017	31.12.2016
	%	%
Americas	12%	13%
APAC	17%	20%
EMEA	16%	16%
Switzerland	12%	13%
Grand Total	14%	14%

Note: The turnover rate is calculated by dividing the number of employees who left by the total number of employees at the beginning of the period.

UBS employees: age group

Employees by age group
	31.12.2017	31.12.2016
	%	%
Under 30	19%	18%
Between 30 and 50	59%	60%
Over 50	22%	22%
Grand Total	100%	100%

Our employees

UBS employees: employee category (rank group)

Distribution by employee category and gender
	31.12.2017		31.12.2016
	Number	%	Number	%
Officers (Director and above)
Male	17,986	76%	18,021	77%
Female	5,651	24%	5,432	23%
Total	23,637	100%	23,453	100%

Officers (other officers)
Male	13,046	60%	12,100	60%
Female	8,716	40%	8,165	40%
Total	21,762	100%	20,265	100%

Employee rank
Male	7,129	42%	7,165	42%
Female	10,030	58%	9,902	58%
Total	17,159	100%	17,067	100%
Grand Total	62,558		60,785

Distribution by employee category and age group
	31.12.2017		31.12.2016
	Number	%	Number	%
Officers (Director and above)
Under 30	124	1%	125	1%
Between 30 and 50	16,272	69%	16,425	70%
Over 50	7,241	31%	6,903	29%
Total	23,637	100%	23,453	100%

Officers (other officers)
Under 30	3,276	15%	2,870	14%
Between 30 and 50	14,602	67%	13,640	67%
Over 50	3,884	18%	3,755	19%
Total	21,762	100%	20,265	100%

Employee rank
Under 30	8,280	48%	7,921	46%
Between 30 and 50	6,104	36%	6,340	37%
Over 50	2,775	16%	2,806	16%
Total	17,159	100%	17,067	100%
Grand Total	62,558		60,785

UBS employees: average training days (gender)

Training by gender
	Average training days
	31.12.2017	31.12.2016
Female	2.34	2.24
Male	2.32	2.46
Grand Total	2.33	2.38

UBS employees: average training days (rank group)

Training by rank group
	Average training days
	31.12.2017	31.12.2016
Officers (Director and above)	2.64	2.65
Officers (other officers)	1.91	1.98
Employee rank	2.44	2.48
Grand Total	2.33	2.38

UBS employees: parental leave taken

Parental leave taken (by gender)
	2017	2016
Male	1,907	1,967
Female	2,901	2,799
Total	4,808	4,766

All employees are entitled to take parental leave as indicated in their local HR policies. This table shows parental leave as recorded in the UBS HRi system; data aggregation is subject to limitations such as the disparate definitions and permutations of parental leave across the firm and the various leave and absence tools used in the 50+ countries in which we operate.

Our sustainability track record

Our sustainability track record

1954	Beginnings of Community Affairs at Wealth Management US
1962	Establishment of Union Bank of Switzerland’s 100th anniversary foundation (since 1999: UBS Culture Foundation)
1971	Launch of A Helping Hand from UBS Employees (UBS Mitarbeiter helfen) in Switzerland
1972	Establishment of Swiss Bank Corporation’s 100-year anniversary foundation (since 1999: UBS Foundation for Social Issues and Education)
1978	Beginnings of Community Affairs in EMEA Establishment of first energy functional unit
1982	Co-founding member of Business in the Community in the UK
1988	First bank in Switzerland with the position of environmental officer
1989	First formal energy guidelines
1992	Among the first signatories of the United Nations Environment Programme bank declaration (UNEP FI)
1993	Introduction of first environmental policy
1994	Publication of first environmental report and introduction of environmental credit assessment procedure for Swiss corporate clients
1995	Introduction of employee volunteering at Wealth Management US and of matched-giving scheme for London employees
1996	Launch of first cohesive and branded Community Affairs program, “Tomorrow’s Adults“
1997	Launch of Socially Responsible Investment (SRI) Funds Establishment of the Investment Bank Community Affairs in Stamford (monetary and in-kind donations, and employee volunteering).
1998	Merger of Union Bank of Switzerland and Swiss Bank Corporation to create UBS
1999

Founding member of Wolfsberg Group
First bank to obtain ISO 14001 certification for worldwide environmental management system in banking business and launch of Environmental Risk Policy in the Investment Bank
Establishment of UBS Optimus Foundation

2000

UBS among first companies to sign UN Global Compact
Wolfsberg Group Anti-Money Laundering (AML) Principles for Private Banking (revised 2002)
UBS commences reporting on corporate responsibility in Annual Report

2001

Establishment of Corporate Responsibility Committee, a Board of Directors committee, and publication of first Corporate Responsibility section in Annual Report
Establishment of a Global Diversity Steering Committee within the Investment Bank
Founding member of European Social Investment Forum (Eurosif)
Wolfsberg Group Commitment against Terrorism
Employee volunteering time-off policy introduced for London employees

2002

Wolfsberg Group Statement on Fight against Financing of Terrorism and AML Principles for Correspondent Banking
Launch of group-wide Diversity initiative
Founding signatory of CDP (originally known as Carbon Disclosure Project)
Commencement of joint Wealth Management and Investment Bank Community Affairs in Chicago
Expansion of in-house environmental program to Corporate Services outside Switzerland

2003

First financial services firm to formally register interest as an academy sponsor in the UK (leads to the opening of the The Bridge Academy, Hackney, in 2007)
Institution of NGO communications and analysis function

2004	Establishment of SRI Equity Research in the Investment Bank
2005	Establishment of coordination function for Community Affairs in Switzerland Setting up of UBS Tsunami Relief Fund UBS commences social reporting in Annual Report (section on employees)
2006

Introduction of climate strategy
Adoption of UBS Statement on Human Rights
Wolfsberg Group releases Investment Banking FAQs, Guidance for Mutual Funds and Pooled Vehicles, Correspondent Banking FAQs and Guidance on the Risk Based Approach

2007

Establishment of SRI Research in Global WMBB
Wolfsberg Group Statement against Corruption and Wolfsberg Group Statement on Transparency in International Payments
First company-wide volunteering at Wealth Management US

2008	Introduction of group-wide Responsible Supply Chain Guideline Wolfsberg Group Revised PEP FAQs
2009

UBS applies Global Reporting Initiative (GRI) framework to its 2008 non-financial disclosure
UBS’s Sustainability Disclosure 2008 meets the requirements of level A+ of the GRI (continued in subsequent years)
UBS Global Asset Management becomes a signatory to the Principles for Responsible Investment (PRI)

2010	Launch of UBS’s new Code of Business Conduct & Ethics Publication of UBS Position on Controversial Activities
2011	Convener of Thun Group of Banks on banking of human rights Establishment of UBS Environmental & Social Risk Committee Awarded with UK Big Society Award (established by the UK Prime Minister)
2012

UBS celebrates its 150th anniversary
Setting up of the UBS International Center of Economics in Society at the University of Zurich
Global roll-out of the Investment Bank’s environmental, social and governance (ESG) Analyzer

2013	Thun Group launches discussion paper on banking and human rights Renewal of climate strategy
2014

Introduction of UBS Environmental and Human Rights Policy
Launch of UBS and Society, UBS’s sustainability organization
Publication of UBS’s comprehensive Environmental and Social Risk framework document
UBS’s Sustainability Disclosure 2013 meets the requirements of GRI G4 comprehensive

2015	Dow Jones Sustainability Indices (DJSI) industry group leadership
2016	DJSI industry group leadership maintained Introduction of UBS and Society Policy (replacing and expanding upon UBS Environmental and Human Rights Policy)
2017

DJSI industry group leadership maintained for third year running

UBS and Society constitutional document (replaces UBS and Society policy)

UBS unveils a blueprint for channeling private wealth towards the UN SDGs at the World Economic Forum Annual Meeting in Davos

UBS joins UN working group on TFCD implementation to help banks disclose their exposures to climate-related risks and opportunities

→   Refer to www.ubs.com/history  for further information on the history of UBS

Assurance and certification

Assurance and certification

Independent assurance report by EY

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basel

Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch

To the Management of

UBS Group AG, Zurich

Basel, 8 March 2018

Independent assurance report

We have undertaken a limited assurance engagement on the information disclosed as part of the sustainability reporting of UBS Group AG on the basis of the Global Reporting Initiative (GRI) for the period 1 January to 31 December 2017 (hereafter the "report"):

- Information in the "UBS and Society" section of the Annual Report 2017 (pages 242-255)
- Information in the "Our employees" section of the Annual Report 2017 (pages 256-261)
- Information in the "GRI Document 2017" (online at www.ubs.com/annualreporting as of 9 March 2018)

Limitations of the engagement

Our engagement was limited to the information listed above. We have not assessed the following information disclosed in the report:

- All information contained in other sections of the Annual Report 2017. The financial information in scope of the statutory audit of the financial statements has not been additionally reviewed to obtain limited assurance. Our engagement was limited to the presentation of the information in line with the GRI requirements.
- Forward-looking statements.

Responsibility of UBS Group AG's management

The management of UBS Group AG is responsible for the preparation of the report and the information contained therein in accordance with the applicable criteria. This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation of the report that is free from material misstatement, whether due to fraud or error.

Applicable criteria

We assessed the information in the sustainability reporting against the following criteria (hereafter "criteria"):

- GRI Sustainability Reporting Standards, Comprehensive Option

A summary of the standards is presented on the GRI homepage (online at *https://www.globalreporting.org/standards/gri-standards-download-center*). We believe that these criteria are a suitable basis for our review.

Independence and Quality Control

We have complied with the independence and other ethical requirements of the Code of Ethics for Professional Accountants issued by the International Ethics Standards Board for Accountants, which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behavior.

The firm applies International Standard on Quality Control 1 and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Building a better working world

Our responsibility

Our responsibility is to express a limited assurance conclusion on the information disclosed in the sustainability report based on the procedures we have performed and the evidence we have obtained. We conducted our limited assurance engagement in accordance with International Standard on Assurance Engagements 3000, Assurance Engagements Other than Audits or Reviews of Historical Financial Information ("ISAE 3000"). This standard requires that we plan and perform the engagement to obtain limited assurance about whether the report is free from material misstatement.

In accordance with the engagement agreement, our duty of care for this engagement only extends to the management of UBS Group AG.

The procedures performed in a limited assurance engagement vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement. Consequently the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had we performed a reasonable assurance engagement. The procedures selected depend on the auditor's judgment. This includes the assessment of the risks of material misstatements in the report with regard to the applicable criteria.

Summary of work performed

Our limited assurance procedures included, amongst others, the following work:

- Interviews with representatives of senior management and employees regarding the sustainability strategy and the materiality matrix
- Review of material topics against key issues raised in stakeholder dialogues, areas of performance covered in external media reports and sustainability reports of UBS' peers
- Interviews with employees responsible for preparing the GRI-based sustainability reporting to assess the process of preparing the report, the reporting system, the data capture and compilation methods as well as internal controls to the extent relevant for a review of the report
- Interviews of employees in specialist departments responsible for the topics included in the "UBS and Society" and "Our employees" sections as well as in the „GRI Document 2017"
- Review of the documentation of the systems and processes for compiling, analyzing, and aggregating sustainability data and testing such documentation on a sample basis
- Analytical considerations, interviews and review of documents on a sample basis with respect to the compilation and reporting of quantitative data included in the report
- Review of the application of the GRI Sustainability Reporting Standards in accordance with the Comprehensive Option
- Evaluation of the overall view of sustainability information provided in the report

Our conclusion

Based on the procedures we have performed and the evidence we have obtained, nothing has come to our attention that causes us to believe that the report has not been prepared, in all material respects, in accordance with the applicable criteria.

Ernst & Young Ltd

Marie-Laure Delarue	Roger Müller
Partner	Partner

Assurance and certification

ISO 14001 certificate

UBS is globally certified according to the international environmental management standard ISO 14001.

In 1999, UBS was the first bank to obtain ISO 14001 certification for its worldwide environmental management system. The management system covers the entire scope of UBS's products, services and in-house operations that may give rise to an environmental impact. It is externally audited annually and re-certified every three years.

These comprehensive audits verify that appropriate policies and processes are in place to manage environmental issues, and that they are executed in day-to-day practice.

In 2017 UBS successfully passed the ISO 14001 surveillance audit on its environmental management system.

Certificate

Certificate number: 2017-015

Certified by EY CertifyPoint since September 1, 2017

Based on certification examination in conformity with defined requirements in ISO/IEC 17021-1:2015, the Environmental Management System as defined and implemented by

UBS Group AG*

located in Zurich, Switzerland is compliant with the requirements as stated in the standard:

ISO 14001:2015

Original issue date of certificate: September 1, 2017
Re-issue date of certificate: March 8, 2018
Expiration date of certificate: June 29, 2020

EY CertifyPoint will, according to the certification agreement dated June 13, 2017, perform surveillance audits and acknowledge the certificate until the expiration date noted above.

**The certification is applicable for the assets, services and locations as described in the scoping section on the back of this certificate.*

J. Sehgal | Director, EY CertifyPoint

© Copyrights with regard to this document reside with Ernst & Young CertifyPoint B.V., headquartered at Antonio Vivaldistraat 150, 1083 HP Amsterdam, the Netherlands. All rights reserved.

Page 1 of 2

Digital version

UBS Group AG

Scope for certificate 2017-015

The scope of this ISO 14001:2015 certification is as follows:

The EMS includes banking business activities, UBS employees, products and services of the following business divisions (Corporate Center, Wealth Management, Wealth Management Americas, Personal and Corporate Banking, Asset Management and the Investment Bank) with environmental aspects governed under the UBS and Society policy (available at www.ubs.com/ubsandsociety). The EMS applies to all in-house operations and all major locations and data centers in the following geographical locations (as per the UBS Scope Register v.1.0).

The Environmental Management System is centrally managed out of Zurich, Switzerland. The scope mentioned above applies to the following locations:

Argentina	Ireland	Puerto Rico
Australia	Israel	Qatar
Austria	Italy	Russia
Bahamas	Japan	Saudi Arabia
Bahrain	Jersey	Singapore
Brazil	Kazakhstan	South Africa
Canada	Korea, Republic of	Spain
Cayman Islands	Lebanon	Sweden
Chile	Luxembourg	Switzerland
China	Malaysia	Taiwan
Colombia	Mexico	Thailand
Denmark	Monaco	Turkey
Egypt	Netherlands	United Arab Emirates
France	New Zealand	United Kingdom
Germany	Nigeria	United States
Hong Kong	Panama	Uruguay
India	Philippines	
Indonesia	Poland	

The Environmental Management System mentioned in the above scope is restricted as defined in "Manual for UBS's environmental and energy management systems" version 9, dated July 14, 2017.

This scope (edition: March 8, 2018) is only valid in connection with certificate 2017-015.

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Digital version

Assurance and certification

ISO 50001 certificate

Certificate

Certificate number: 2017-017

Certified by EY CertifyPoint since: September 1, 2017

Based on certification examination in conformity with defined requirements in ISO/IEC 17021-1:2015, the Energy Management System as defined and implemented by

UBS Group AG*

located in Zurich, Switzerland is compliant with the requirements as stated in the standard:

ISO 50001:2011

Issue date of certificate: September 1, 2017

Expiration date of certificate: June 29, 2020

EY CertifyPoint will, according to the certification agreement dated June 23, 2017, perform surveillance audits and acknowledge the certificate until the expiration date noted above.

**The certification is applicable for the assets, services and locations as described in the scoping section on the back of this certificate.*

Drs. J. Sehgal RE | Director, EY CertifyPoint

© Copyrights with regard to this document reside with Ernst & Young CertifyPoint B.V., headquartered at Antonio Vivaldistraat 150, 1083 HP Amsterdam, the Netherlands. All rights reserved.

Page 1 of 2

Digital version

UBS Group AG

Scope for certificate 2017-017

The scope of this ISO 50001:2011 certification is as follows:

The EnMS includes all in-house operations conducted at 38 locations, consisting of offices and datacenters in selected European countries and cities as per the UBS Scope Register v.1.0 (January 26, 2017).

The Energy Management System is centrally managed out of Zurich, Switzerland. The scope mentioned above applies to the locations in following cities:

France, Bordeaux	Italy, Brescia	Poland, Warszawa
France, Lyon	Italy, Firenze	Poland, Wroclaw
France, Nantes	Italy, Milano	Poland, Zabierzów
France, Paris	Italy, Modena	Spain, Barcelona
France, Strasbourg	Italy, Napoli	Spain, La Coruña
Germany, Berlin	Italy, Padova	Spain, Madrid
Germany, Düsseldorf	Italy, Roma	Spain, Seville
Germany, Frankfurt	Italy, Torino	Spain, Valencia
Germany, Hamburg	Italy, Treviso	Spain, Zaragoza
Germany, München	Italy, Varese	United Kingdom, London
Germany, Stuttgart	Luxembourg, Luxembourg	Switzerland, Zurich
Italy, Bologna	Poland, Kraków	

The Energy Management System mentioned in the above scope is restricted as defined in "Manual for UBS's environmental and energy management systems" version 9, dated July 14, 2017.

This scope (edition: July 14, 2017) is only valid in connection with certificate 2017-017.

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Digital version

Appendix

Appendix

Our Code of Conduct and Ethics

In this Code, the Board of Directors and the Group Executive Board set out the principles and practices that define our ethical standards and the way we do business.

By following it, we will foster an ethical culture where responsible behavior is second nature. We will protect our most important asset – our reputation. And, ultimately, we will create lasting value for our shareholders. The Code sets the standards that help us to make that happen.

It is based on three Principles: client focus, which is about building relation- ships that create long-term value, focusing on investment returns and anticipating and managing conflicts of interest; excellence in everything from our products and services to how we collaborate across the firm to deliver the best of what UBS has to offer; and sustainable performance, which is about working continuously to strengthen our reputation as a rock- solid firm and provide consistent returns for shareholders.

It is essential that we all follow these Principles. In short, if we do business in the right way, we will be a better business, and an even more successful one.

The Code applies to everything and everyone

The Code covers our dealings with stakeholders, clients, counterparties, shareholders, regulators and business partners – and each other. And it is the basis for all our policies, guidelines and procedures.

Ignorance of the Code is no excuse

As part of our training, everyone hears about the standards in the Code and learns how to apply them. But we also strongly encourage you to read the Code and get to know it. Not knowing the Code is no excuse for violating it.

Our Board is fully behind the Code – and needs the whole business to be behind it, too

The Code has the full backing of the Board of Directors and Group Executive Board. And every one of us needs to make sure our day-to-day actions and decisions follow the standards set out here. Above all, we must put the interests of UBS, our clients and our shareholders above our own.

Of course, the Code cannot cover every possible situation. So if you find yourself dealing with something unexpected, use your judgment and get guidance or help.

Thank you for your support.

Axel A. Weber

Chairman of the Board of Directors

Sergio P. Ermotti

Group Chief Executive Officer

Laws, rules and regulations

Obeying the law

We obey the laws, rules and regulations where we live, work and do business – as well as our own UBS policies, guidelines and procedures.

And we cooperate with our regulators, being open and transparent in our dealings with them.

Cross-border business

When we are working across borders, we obey all pertinent laws, rules and regulations – both at home and abroad.

If we are selling to, buying from, visiting or dealing with clients from outside our home country, it is our job to understand what rules, laws or policies apply – and follow them.

Fair dealing and fair competition

We succeed by outperforming our competitors fairly and honestly, not by resorting to unfair or underhand tactics.

We don’t stretch, distort or try to hide the facts or the truth. Nor do we use information we are not meant to have to gain an unfair advantage over competitors.

We act fairly, honestly and in good faith with everyone we deal with: our clients, business partners, competitors, suppliers, the public and each other.

And we respect all the laws, rules and regulations that are designed to create a level playing field for all – including antitrust and competition laws.

Fighting crime

We have a duty to contribute to the integrity of the financial system, as well as our own business.

So we do whatever we can to combat money laundering, corruption and terrorist financing – including imposing global sanctions in line with our policy.

Money laundering

We have rigorous systems in place to detect, report and stop any suspected money laundering.

Corruption

We have zero tolerance for corruption or any kind of bribery, including so-called “facilitation payments.” We don’t offer or accept improper gifts or payments in the course of our business.

Criminal activity

We carry out due diligence and keep a constant lookout for any suspicious activities, reporting them to senior management as soon as we discover them. And we follow strict know-your- customer regulations.

Tax matters

We follow all the laws, rules, regulations and treaties around tax that apply to us, all over the world – not just to the letter, but in their true spirit. We pay and report all taxes due. We report information relating to our own tax position and that of our clients and employees as required.

We will not help our clients avoid paying the tax that they owe or reporting their income and gains, nor will we support any transactions where we know or shall presume that the tax outcome is dependent on unrealistic assumptions or the hiding of facts.

Behaving responsibly and ethically

Values and ethics

We don’t just follow the laws, rules and regulations in everything we do. We do what is right. We don’t just ask ourselves whether what we’re doing is legal, but whether it fits with our three UBS Behaviors: integrity, collaboration and challenge.

Client relationships

We look after our clients for the long term, winning their loyalty by earning their trust.

We try to anticipate what our clients are going to need before they ask. We go out of our way to give them an exceptional service. We make sure our products and services are adequate for our clients and are sold in a way that  is not detrimental to their interests.

And we treat them fairly, and with the same courtesy and respect, however large or small they may be.

Conflicts of interest

We put our clients’ best interests before our own – and UBS’s interests before our personal interests. And we never let UBS’s or our personal interests influence our advice to a client, or our dealings with them.

We have systems to identify and manage potential conflicts of interest. And as soon as we do identify any such conflicts, we raise them immediately with our line manager or with Legal or Compliance & Operational Risk Control.

Appendix

Sharing, using and storing information

Reporting and information sharing

When we share or report anything, especially financial information – to either the public or our regulators – we take great care to make sure it is accurate, up to date and as easy to understand as it can be (and in line with any legal or regulatory requirements and best practice).

We maintain an internal control framework that is designed to support the preparation and fair representation of consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) and that are free from material misstatement.

Based on their audit work, our independent external auditors express an opinion on our internal controls over financial reporting as well as on the financial statements themselves. Our internal audit function often provides support to our external auditors in discharging their responsibilities, and also assesses the adherence to our strategy and the effectiveness of our governance, risk management and control processes.

Inside information

We never use inside information (material information that is not public) to do anything other than what it was given to us for in the first place.

Having made every effort to ascertain whether information is inside information, we only ever share such information on a need-to-know basis. That applies to people inside and outside UBS, in line with our internal procedures, as well as any relevant laws, rules and regulations.

Client confidentiality

Our clients trust us to keep the information they’ve shared with us safe and secure and only use it in the ways we’ve agreed with them.

We follow the highest standards of information security to keep our client information confidential and to protect legitimate client privacy rights. We have strict data security standards and procedures designed to prevent data being tampered with, seen or used by the wrong people, stolen, lost or destroyed.

We never share our clients’ details with anyone, unless we have their express permission to do so – or where we have a legal duty to share it with the relevant authorities. And even within UBS, we will only share client details with those colleagues who genuinely need to see it to serve our clients’ best interests.
Creating the right culture

Diversity and equal opportunity

We believe that people from different backgrounds, with different thoughts and opinions, make us a stronger business. They bring us valuable new ideas, approaches and experiences.

Regardless of their status, everyone has the same chance to get ahead at UBS – whatever their ethnicity, gender, national origin, age, ability, sexual orientation or religion. And we work to create a culture where everyone feels they are welcome, respected and that they are a valuable part of our team – whatever part of UBS they work in.

We do not tolerate any kind of dis- crimination, bullying or harassment. And we encourage each other to speak up and report it through clear channels, without fear of reprisals.

Performance and professionalism

Our professionalism, integrity and pursuit of excellence are how we create value for our clients and shareholders. So our compensation system is designed to reward long-term performance – not short-term gains.

We know that our business is only as strong as our people. So we work hard to create a working environment where talent can thrive and reach its full potential.

Protecting our assets

We keep UBS’s assets safe and secure – from sensitive, confidential information about our business, plans and people to our intellectual property, systems and equipment, as well as documents, information and other materials belonging to others that are entrusted or made available to us. That means making sure that these assets are handled properly and used in line with relevant laws and regulations and doing what we can to prevent them from being lost, stolen, damaged or misused. We retain data to fulfill regulatory retention and legal hold obligations.

We will not use such assets for non-UBS business or for our own personal advantage.

Health and safety

We never do anything that might put people in danger or harm them in any way – whether they’re colleagues, clients, partners, competitors, visitors or anyone else.

We keep our workplaces safe by following health and safety rules. Doing this makes sure we have safe and healthy working conditions in which our dignity is respected.

Society and the environment

Integrating financial and societal performance

We integrate financial and societal performance for the mutual benefit of our clients and our firm.

So we’re constantly looking for better ways to do business in an environmentally sound and socially responsible manner.

That includes monitoring, managing and reducing any negative impact we might have on the environment and on human rights. It means managing social and environmental risks that our own and our clients’ assets are exposed to. And it means looking for sustainable investment opportunities, for ourselves and our clients.

Investing in our communities

We constantly look for ways to contribute to the well-being of our local communities – by supporting charitable activities financially and non-financially, including through our volunteering efforts.

Violating the Code

Disciplinary procedures

Anyone who breaks the rules (whether it is our Code, UBS policies or outside laws, rules and regulations) will face serious consequences – from reprimands and warnings to demotions or dismissal.

This includes not only the person who broke the rules, but also their line manager and anyone who knew about it but did not report it.

And where someone has broken the law, we will not hesitate to report them to the relevant authorities.

Upholding the Code

From our Board of Directors down, we live up to this Code at all times, with no exceptions.

UBS will not accept any justification or excuse for breaking it, whatever the reason – whether for profit, convenience or competitive advantage or because a client or someone else asked for it.

Changes to the Code

The Code defines the way we do business. It is reviewed regularly to make sure it is consistent with the rest of our policies, as well as the law. Whenever there’s a change, a notice goes to every employee.

Performance reviews

Each of us declares that we have not breached the Code, as part of our annual performance review.

Whistle-blowing

We immediately report any potential violations to our line manager or local compliance officer. We can also report them confidentially to our Legal or Compliance & Operational Risk Control teams, using whistle-blowing procedures.

UBS will never punish or reprimand anyone who reports these kinds of breaches or violations in good faith.

And UBS expects its line managers to escalate and report any violations of laws, rules, regulations, policies, professional standards and the principles of the Code.

Questions about the Code

Any questions about any part of this Code, or what it means in practice, should go to the Group General Counsel or the Global Head of Compliance & Operational Risk Control.

Appendix

Charter of the Corporate Culture and Responsibility Committee

Excerpt from The Organization Regulations of UBS Group AG (Annex C – Charter for the Committees of the Board of Directors of UBS Group AG, p. 37)

Corporate Culture and Responsibility Committee

7.1

The CCRC  supports  the  Board  in  its  duties  to  safeguard and advance  the  Group’s  reputation  for  responsible  and  sustainable  conduct.  Its  function  is  forward-looking  in  that  it  monitors  and  reviews  societal  trends  and  transformational  developments  and  assesses  their  potential  relevance  for  the  Group.  In  undertaking  this  assessment,  it  reviews  stakeholder  concerns  and  expectations  pertaining  to  the  societal  performance  of  UBS  and  to  the  development  of  its  corporate  culture.  The  CCRC’s  function  also  encompasses  the  monitoring  of the current state and  implementation  of  the  programs  and  initiatives within the Group  pertaining to  corporate culture  and corporate responsibility.

In general
7.2

The CCRC’s responsibilities and authorities are  to:

(i)     General:

(a)      monitor  and  advise  the  Board  on  current  and  emerging  societal  trends  and  developments  of  potential  relevance  for the  Group;

(b)      review  and  assess  the  current  state  and  implementation  of  the  corporate  culture  and corporate  responsibility  programs and  initiatives within the  Group;  and

(c)       monitor  the  consistent  application  of  the  behaviors  of  integrity,  challenge  and  collaboration within UBS;

(ii)    Policies  and  regulations:

(a)      monitor  and  advise  the  Board  on  evolving  external  corporate  culture  and  corporate  responsibility  regulations, standards and  practices;

(b)      review  the  Code  of  Conduct  and  Ethics  of  UBS  and  make  proposals  for  amendments  to  the  Board;  and

(c)       review  and  oversee  that  policies  and  guidelines  of  UBS  pertaining  to  corporate  culture  and  corporate  responsibility are relevant  and  up  to date;

(iii)   Strategy:

(a)      monitor  the  effectiveness  of  actions  taken  by  UBS  relating  to  the  corporate  culture  and  responsibility regulations and  policies as  well  as  objectives  of UBS;

(b)      support    the    GEB,   if    required,    in   the   adjustment    of   processes    pertaining    to  corporate  culture  and  responsibility;

(c)       approve  UBS  and  Society's  overall  strategy  and  annual  objectives  and

(d)      support  a  strong  and  responsible  corporate  culture  firmly  founded  in  a  spirit  of  long-term  thinking;

(iv)   Programs  and  initiatives:

oversee UBS’s  corporate  culture  and  corporate  responsibility  programs  and  initiatives,  including:

(a)       UBS  and  Society;

(b)       sustainable  and impact investing  and  philanthropy;

(c)       anti-corruption,  anti-terrorist  financing  and  anti-money  laundering;

(d)      environmental  and  social  (including  human  rights)  risk  management;

(e)      climate change;

(f)       diversity  and  inclusion;

(g)      health  and safety;

(h)      in-house  environmental  management;

(i)        responsible  supply  chain  management;  and

(j)        community  affairs; and

(v)    Communications:

(a)      advise  the  Board  on  the  reporting  of  the  Group’s  corporate  culture  and  responsibility  strategy  and  activities,  review  the  employees  and  UBS and Society sections  of  the  Group’s  annual  report,  and  provide  oversight  of  the  annual  UBS  sustainability  disclosure  assurance  audit process; and

(b)      monitor  and  review  communications  with  stakeholders  on  corporate  culture  and  corporate  responsibility  (including  with  relevant  organizations  and  with  sustainability  rating  and  ranking  bodies)  and  their  effectiveness  with  regard  to  the  reputation  of the  Group.

Responsibilities and authorities

UBS and Society constitutional document

Our Commitment

UBS is committed to creating long term positive impact for clients, employees, investors and society. We plan to continue to go beyond our duty to protect the environment, respect human rights, continually improve our systems to become more efficient and effective, and ensure responsible behavior in all aspects of our operations. We strive to maximize positive outcomes in a proactive, purposeful, and accountable manner. Our goal is to be the financial provider of choice for clients wishing to drive financial capital towards investments that support the achievement of the Sustainable Development Goals (SDGs) and the transition to a low carbon economy. Our cross divisional organization, UBS and Society, focuses our firm on this direction.

UBS and Society covers all the activities and capabilities related to sustainable investing, philanthropy, environmental and human rights policies governing client and supplier relationships, our environmental footprint, as well as, community investment. Our ambition is to be:

–   A leader in sustainable investing for private clients

–   A leader in sustainable investing for institutional clients

–   A recognized innovator and thought leader in philanthropy

–   An industry leader in sustainability

We intend to make sustainable performance the standard across our firm and part of every client conversation. This means that we will focus on the long term and work to provide appropriate returns to all of our stakeholders in a responsible manner. In addition, we are transparent about our targets and progress wherever possible to demonstrate our commitment.

Scope

This document defines the principles and responsibilities for promoting this commitment in how we do business, how we support clients, and how we support communities. Banking activities, in-house operations, supply chain management and our firm's community interaction are subject to and must be conducted in compliance with this commitment.

Principles

The following principles define how UBS and Society promotes the implementation of its aspiration of being a leader in sustainability in the financial industry through three pillars; how we do business, how we support clients, and how we support communities.

How we do business

–   We report openly and transparently about UBS and Society, and seek to maintain open dialogue and active communications with our stakeholders

–   We apply an environmental and social risk (ESR) framework to identify and manage potential adverse impacts to the environment and to human rights, as well as, the associated environmental and social risks our clients' and our own assets are exposed to. UBS's comprehensive ESR standards are aligned with UBS and Society, govern client and supplier relationships, and are enforced firm-wide and applied to all activities

–   We set quantitative targets to reduce group-wide greenhouse gas emissions and the environmental impact of our operations. Environmental programs include investments in sustainable real estate and efficient information technology, energy and water efficiency, paper and waste reduction and recycling, the use of environmentally friendly products (such as renewable energy or recycled paper), business travel and employee commuting. UBS aims to reduce negative environmental and social impacts of goods and services it purchases and engages with suppliers to promote responsible practices

–   Awareness and expertise play an important role in implementing our goals. UBS promotes its employees' understanding of the goals and actions of UBS and Society through a wide range of training and awareness raising activities and performance management

How we support clients

UBS aims to be a leader in sustainable investing for private clients and for institutional clients, as well as, a recognized innovator for driving global philanthropy. This means:

–   We strive to systematically incorporate the economic impacts of environmental, social, and governance (ESG) issues into the research, advice, as well as, products and services we provide to clients

–   We support corporate and institutional clients who want to generate positive environment and social impact using our corporate advisory expertise or by directing capital through our lending or investment capacity

–   We assist private and institutional clients in their desire to invest in accordance with their own social and environmental objectives, in their invested funds, and will be pro-active in discussing these issues with them

–   As a preferred partner for global philanthropists, we work towards achieving the United Nation's ambitious Sustainable Development Goals (SDGs). Our experts and in house foundation offer clients access to social and financial innovation, philanthropic advice, as well as, tailored program design, co-funding and co-development opportunities

Appendix

How we support communities

At UBS, we recognize that our long-term success depends on the health and prosperity of the communities of which we are part. Our approach is to build sustainable and successful partnerships with non-profit organizations and social enterprises to ensure that our contributions have a lasting impact. Our Community Affairs programs seek to overcome disadvantage through long-term investment in education and entrepreneurship in the communities within which we operate. Through local execution and partnerships which operate under a global framework and with coordination across regions, we endeavor to deliver business and community impact by:

–   Identifying innovative and high quality programs that are aligned to the business and providing them focused financial and human support to maximize impact, including through the use of skills based employee volunteering programs, and with client participation where appropriate

–   Playing a role in the stewardship of a healthy social and financial future for our communities, working in partnership with clients, as well as, the public and philanthropic sectors

Responsibilities and Structure

The Corporate Culture and Responsibility Committee (CCRC)1 supports the Board in its duties to safeguard and advance the Group’s reputation for responsible and sustainable conduct. It monitors UBS and Society's overall strategy and annual objectives, reviews that the UBS and Society constitutional document is relevant and up to date, and oversees the program's annual management review.

The Group CEO proposes the UBS and Society strategy and annual objectives to the CCRC, supervises their execution, and informs the Group Executive Board (GEB) and Corporate Culture and Responsibility Committee (CCRC) as appropriate.

The Head UBS and Society is UBS's senior level representative for environmental and sustainability issues. He or she is nominated by the Group CEO, chairs UBS and Society Operating Committee, is a member of the Global Environmental Social Risk Committee, and is a permanent guest to the CCRC. He or she develops the UBS and Society strategy, leads in its execution, and submits annual objectives to the CEO, as well as, a management review to the CCRC. He or she is supported by the UBS and Society Executive Committee (EC) in this effort.

The UBS and Society Operating Committee (OC) ensures execution of UBS and Society strategy across divisions and regions. The Committee is chaired by the Head UBS and Society and is composed of divisional, APAC, and Group COO EC members, as well as, UBS and Society EC members. OC members are nominated by their respective GEB members and/or the Head of UBS and Society, and ensure plan and objective sign off by them.

The Global Environmental & Social Risk Committee  defines an ESR framework and independent controls that align UBS's environmental and social risk appetite with that of UBS and Society. It is chaired by the Group Chief Risk Officer, who is responsible for the development and implementation of principles and appropriate independent control frameworks for environmental and social risks within UBS.

The Business Divisions are responsible for developing, providing resources to, and executing the UBS and Society annual objectives in their division as they relate to client relationships, product development, investment management, distribution and risk management.

The Regions  are responsible for developing, providing resources to, and executing objectives in their region relating to Community Affairs, within the global framework of UBS and Society.

The Corporate Center is responsible for developing, providing resources to, and executing UBS and Society annual objectives as they relate to risk control, in-house environmental and supply chain management, and communications.

Reporting and Controls

Our commitment is implemented through a firm-wide management system steered by defined measurable objectives. Their achievement is reviewed on a semi-annual basis by the Head of UBS and Society, and on an annual basis by the Corporate Culture and Responsibility Committee.

Progress made in implementing UBS and Society is reported as part of UBS's annual reporting. This reporting is reviewed and assured externally according to the requirements of the Global Reporting Initiative's (GRI) sustainability reporting guideline.

UBS is certified according to ISO 14001, the international environmental management standard. This certificate attests that UBS's management system is an appropriate tool for evaluating compliance with the relevant environmental regulations, achieving self-defined environmental objectives, and maintaining continual improvement of environmental performance.

The implementation of our commitment and principles, as laid out in this document, are a process of continual improvement.

1 Details of the responsibilities and authorities of the CCRC are set out in Annex C of the Organization Regulations of UBS Group AG

Standard Information

The Sustainable Development Goals (SDGs)

In September 2015, with the support of 193 nations, the United Nations launched the 2030 Agenda for Sustainable Development to end poverty, combat climate change, and fight injustice. Seventeen Sustainable Development Goals (SDGs) went into effect in January 2016 to address global socio economic imbalances threatening the lives of people living in developing economies and the future of generations to come.

Environmental and social risk (ESR)

Environmental and social risks are broadly defined as the possibility that UBS supports clients, or sources from suppliers, who cause or contribute to severe environmental damage or human rights infringements. Environmental and social risks can also arise if UBS's operational activities and its employees (or contractors working on behalf of UBS) fail to operate within relevant environmental and human rights regulations. Environmental and social risks may result in adverse financial and reputation impacts for UBS.

Sustainable Investments

Sustainable investing is an approach that seeks to incorporate environmental, social and governance (ESG) considerations into investment decisions. Sustainable investing strategies seek to achieve one or several of the following goals: achieve a positive environmental or social impact, align investments with an investor's personal values, and/or improve portfolio risk and return characteristics.

Appendix

Environment and social risk policy framework

Comprehensive, Highest Industry Standards, Deeply Rooted in our Culture

This framework  is  aligned  with  our  UBS  and  Society  organization  that  coordinates all our  activities and capabilities in  sustainable investing  (SI)  and philanthropy,  environmental  and human  rights policies governing  client  and supplier relationships,  our  own environmental  footprint,  as well  as our  firm’s  community  investment.

Introduction

We live  in  a world that  is  more interconnected,  more interde- pendent and more interactive  than  ever  before.  Rapid techno- logical advances in  particular continue  to  have  a profound  effect  on the economic,  political, cultural,  environmental  and social landscape.  These  advances have  changed the way  we think  and act.  They have  altered  the way  we do business.

They have transformed  the  products  and  services  we  consume, and reshaped the perceptions  of  the world around  us. While this  has  brought  with it significant benefits and opportunities, it has  also created  far  greater  awareness of  the challenges we all  face.

As a global company,  and the world’s  largest wealth manager,  UBS is  in  a unique  position to  help address these challenges, both together with our  clients and through  our  own efforts.

Our principles and standards clearly define how we want  to do  things at UBS.  They  apply  to all aspects  of our business  and  the ways in  which  we engage with our  stakeholders. Our Code  of  Conduct  and Ethics  documents our  corporate  responsibility.  Our work in  key  societal areas  such  as protecting the environment  and respecting human  rights are  part  of  this.  Living up to  our  societal responsibilities contributes  to  the wider goal of  sustainable development. As  a global firm we take  responsibility to  lead the debate on important societal topics, contribute  to  the setting of  standards and collaborate  in  and beyond our  industry.

Managing environmental and  social  risks  is  a  key component  of  our  corporate  responsibility. We apply  an  environmental and  social  risk  policy  framework  to all  our  activities.  This  helps  us  identify  and  manage  potential adverse  impacts  to the  environ-  ment  and  to human rights,  as  well  as  the  associated  risks  affecting  our  clients  and  us.  We have set  standards  in  product  development,  investments,  financing and  for supply  chain management decisions.  We have identified  certain  controversial  activities  we  will  not  engage  in, or  will  only  engage  in  under  stringent  criteria. As  part  of  this  process  we  engage  with  clients  and  suppliers  to better  understand  their  processes  and  policies  and  to explore  how  any environmental and  social  risks  may be  mitigated.

The foundation of UBS’s  environmental and social risk policy  framework  is  established  in  the  Code  of  Conduct  and  Ethics  of  UBS  and  the  UBS  and  Society  Constitutional Document.

Our focus

Our industry  is playing an increasingly active role in addressing global issues such as human rights and the protection of our environment. Climate change impacts ecosystems, societies, and economies worldwide, and we support clients achieving their goals in support of the transition to a low-carbon economy. Growing environmental and human rights concerns have resulted in a fast-changing regulatory and competitive landscape which is affecting our firm, our suppliers and our clients. In  response to  these emerging  risks and opportunities, we are  shaping  appropriate  solutions and commitments.

Twenty-five years ago, UBS was one of the first  financial institutions  to  sign  the  United Nations Environment Pro- gramme’s “Statement by Financial Institutions on the Environ- ment and Sustainable Development”.  We  were  also  among  the  first  companies to endorse  the UN Global Compact,  we  were an original signatory of the CDP,  and our Asset  Management business is an Investment Manager signatory to the Principles for Responsible Investment.

In 2000,  our firm was a founding member of the Wolfsberg  Group  of banks which was originally set up to promote good  practice in  combatting money laundering.  In  2011,  the firm was a driving force  behind the establishment of the Thun  Group  of  Banks,  which  has in the  meantime published two  discussion papers that  seek  to  establish a framework  to  facilitate  the identification of  the key  challenges and best  practice examples for  the banking  sector’s implementation of  the UN  Guiding  Principles on business and human  rights. We  are  a  member  of  the  Roundtable  on  Sustainable  Palm  Oil,  and  joined its  complaints  panel in  2014.  Also in  2014,  we endorsed the Banking  Environment  Initiative’s  and Consumer  Goods  Forum’s  “Soft  Commodities”  Compact  which  reconfirms our  commitment  to  developing and implementing  responsible business standards.

Our UBS  and  Society  Constitutional Document is implemented through our global  management  system. We  regularly  report  on the progress we are  making  in  our  annual  reporting. This is  reviewed and assured  externally  according to the  requirements of the Global  Reporting  Initiative’s  (GRI)  Sustainability  Reporting  Guideline.  UBS  is certified  according to ISO  14001,  the  international environmental  management  standard.

Climate change

Climate change  is  one  of  the  most  significant  challenges  of  our  time.  The  world’s  key  environmental  and  social  challenges  –  such  as population growth, energy security,  loss  of  biodiversity  and access to  drinking  water  and food – are  all  closely intertwined with climate  change.  This makes  the transition  to  a low-carbon  economy  vital. We  support this  transition  through  our  comprehensive  climate  change  strategy.

We recognize  that  this  transition  will  take  time and that  fossil  fuels  will  be the dominant  energy source  for  some time to  come.  Nevertheless, we are  determined to  understand the risks that  our  clients’,  and our  own, assets  are  exposed  to  in  the context of  uncertain policy  and technology developments.

We focus  our  climate  change  strategy on risk  management,  investments, financing,  research  and our  own operations. We  are  committed to:

–   supporting renewable  energy and clean tech transactions;

–   not  financing  new coal-fired power plant  projects  in  high-income OECD  countries;

–   only financing  new coal-fired projects  outside high-income OECD  countries  that  use high-efficiency, low-emissions technologies;

–   only  supporting  other types  of transactions  of existing  coal-  fired operators who have  a strategy in  place  to  reduce  coal  dependency or who adhere  to  strict  internationally  recog- nized  greenhouse gas emissions standards;

–   severely restricting lending and capital raising  to  the coal  mining  sector  and not  supporting coal  mining  companies  engaged in  MTR  operations;

–   securing 100%  of  our  electricity  from  renewable  sources  by  2020,  thereby  reducing  our  own greenhouse gas footprint  by  75%  compared  to  2004  levels.

We publicly  support international,  collaborative  action against climate  change:

–   Our Chairman is signatory to the European Financial Services Round Table’s statement in support of a strong, ambitious response to climate change.

–   Our CEO is a member of the CEO Climate Leaders, an alliance mobilized by the World Economic Forum.

–   Our Head Sustainable Investors at Asset Management is member of the FSB Taskforce on Climate-related Financial Disclosures.

–   We contributed a case study on our climate change stress testing to the Cambridge Institute for Sustainability Leader- ship’s report to the G20 Green Finance Study Group on research challenges and best practices around risk analysis.

–   We have joined RE100, a global initiative to get the world’s most influential companies to use only renewable power.

–   We support the CDP, as an investor member as well as a questionnaire respondent, in their aim to improve company disclosure of risks and opportunities related to natural resources.

→   Refer to the “How we do business” section of this document for the full climate change strategy

Appendix

Forests and biodiversity

Deforestation and forest  degradation can cause biodiversity to  decline.  As  approximately  80% of  the world’s  documented species are  found  in  tropical rainforests,  deforestation will  impact global biodiversity. Deforestation is,  in  fact, second only to  the energy sector  as a source  of  global greenhouse gas emissions and accounts  for  up to  20%  of  emissions, more than  the entire  global transport sector.

It is  further estimated  that  more than  50%  of  tropical defor-  estation is  due to  the production of  soy,  palm  oil,  timber and beef.  In  human  terms,  millions  of  people rely directly on forests (small-scale agriculture,  hunting  and gathering,  and harvesting forest  products  such  as rubber).  Yet,  deforestation continues  to  cause severe societal problems, sometimes leading to  violent conflict.

Recognizing these risks, we:

–   became member of the Roundtable on Sustainable Palm Oil in 2012 and joined its complaints panel in 2014.

–   endorsed the Banking Environment Initiative’s and Consumer Goods Forum’s “Soft Commodities” Compact. In doing so, we commit to support the transformation of soft commodity supply chains by expecting producers to be fully certified according to applicable sustainability certification schemes, such as the Roundtable on Sustainable Palm Oil, by 2020. We acknowledge that land acquired without adequate consultation, compensation, and consideration of customary land rights (commonly referred to as land grabbing), can significantly impact local communities: often smallholders who primarily rely on subsistence farming to sustain their livelihood.

–   have identified and will not engage in certain activities that contribute to deforestation and its related impacts (sections Controversial Activities – Where UBS will not do business and Areas of Concern – Where UBS will only do business under stringent criteria).

Human rights

UBS is  committed to  respecting and promoting  human  rights in  all  our  business activities. We  believe this  is  a responsible approach underlining  our  desire to  reduce  as far  as possible potentially  negative impacts  on society. Our commitment  in  this  important area  is  long-standing. In  July 2000,  UBS was  one of  43  companies  that  pledged to  adhere  to  the UN  Global Compact’s  Principles on human  rights, labor standards and the environment.

The principles of  the Global Compact,  today  the largest corporate  responsibility initiative  globally,  stem from  the Universal Declaration of  Human  Rights, the International  Labor  Organization’s  Declaration on Fundamental  Principles and Rights at  Work,  the Rio Declaration on Environment  and Development and the United  Nations Convention  Against  Corruption.  The United  Nations took a significant step in  2011  by  endorsing the Guiding  Principles on Business and Human  Rights (UNGPs). At  this  point, UBS together with other  banks decided to  jointly  consider  these developments and conclusions and to  share  experiences and ideas regarding  the implementation of  the UNGPs.

To this  end,  in  2013,  UBS co-launched the Thun  Group  of  Banks’ first  discussion paper on banking  and human  rights which  aims  to  support banks in  mapping  and analyzing their  own potential  adverse impacts  in  relation  to  human  rights, and also looks  at  related  risks including  reputational,  legal, operational and financial  risks. The Thun  Group  has  since  continued  its  deliberations  and the sharing  of  knowledge and ideas. A second discussion paper,  launched  in  January 2017,  explores the meaning  and reaches  of  UNGP  13b  in  a corporate  and investment  banking  context, and provides additional guidance  around  Principle 17.  Both discussion papers are  also intended  to  inform  other  pertinent initiatives,  in  the specific case of  the second the OECD’s  proactive agenda on Responsible Business Conduct.  UBS is  a member of  the Advisory  Group  to  the OECD’s  project.

Recognizing these risks, we:

–   established a UBS Position on human  rights in  2006.  In  2013,  we revised the firm’s  Environmental  and Social Risk Framework  to  formalize  accountability  for  human  rights issues.

–   stipulated that we will not engage in commercial activities that make  use of child labor and forced labor,  or that infringe the rights of indigenous peoples (section  Controversial Activities – Where UBS will not do business).

–   will  continue  our  work internally,  and externally with the Thun  Group  of  banks and the OECD,  to  understand how best  to  implement  the UN  Guiding  Principles across our  operations.

Our standards

UBS has  set standards in  product development, investments, financing  and supply chain  management  decisions, which  include  the stipulation of  controversial  activities and other  areas  of  concern  UBS will  not  engage in,  or will  only engage in  under stringent criteria.

Controversial Activities – Where UBS will not do business

UBS will  not  knowingly provide financial  or advisory  services  to  corporate  clients whose primary business activity, or where the proposed transaction, is  associated with severe environmental or social damage  to  or through  use of:

–   World  heritage  sites  as  classified  by  UNESCO;

–   Wetlands  on  the  Ramsar list;

–   Endangered  species  of wild  flora  and  fauna listed  in Appen- dix 1 of  the Convention  on International  Trade  in  Endan- gered Species;

–   High  conservation  value  forests  as  defined  by  the  six  cate-  gories of  the Forestry  Stewardship  Council  (FSC);

–   Illegal  fire: uncontrolled and / or illegal use of fire for land clearance;

–   Illegal  logging  including  purchase of illegal  harvested  timber (logs or roundwood);

–   Child  labor  according  to ILO-conventions  138  (minimum age) and 182  (worst forms);

–   Forced  labor  according to ILO-convention  29; and

–   Indigenous  peoples’  rights  in  accordance  with  IFC Perfor- mance Standard 7.

The same standards apply when UBS purchases  goods or services  from  suppliers.

In addition, UBS does  not  directly or indirectly finance  the development, production or purchase  of  controversial  weapons  of  such  companies  determined to  fall  within  the “Swiss  Federal Act  on War  Materials”.

On the topic of  cluster munitions  and anti-personnel mines:  UBS does  not  provide credit facilities  to,  nor conduct capital market  transactions for  companies  that  are  involved  in  the development,  production  or  purchase of cluster munitions and  anti-personnel mines. UBS does  not  include  securities of  affected companies  in  its  actively-managed retail and institu- tional funds  and in  discretionary mandates.  UBS draws upon external expertise  to  decide whether a company  is  subject to  the restrictions imposed by  Swiss  law.

Areas of Concern – Where UBS will only do business under stringent criteria

Specific guidelines  and escalation criteria  apply to  transactions with corporate  clients engaged in  the areas  of  concern  listed below.  The guidelines  and escalation criteria  apply to  loans, trade finance,  securities and loan underwriting transactions, and investment  banking  advisory  assignments.

Transactions in  the areas  listed below trigger an enhanced  due diligence  and approval  process. In  addition to  the assessment of  regulatory compliance,  adherence  to  UBS’s  controversial  activities standards, past and present environmental  and human  rights performance,  as well  as concerns  of  stakeholder groups,  these transactions require  an assessment of  the following  criteria:

Soft commodities

–   Palm  oil:  Companies  must be  a member of the Roundtable on Sustainable Palm  Oil (RSPO),  and not  subject to  any  unresolved  public criticism from the  RSPO.  Companies must  further have  some level of  mill  or plantation  certification and be publicly  committed to  achieving  full  certification by  2020  (evidence  must be available).

–   Soy:  Companies  producing soy in  markets at high  risk of tropical deforestation must be a member of  the Roundtable on Responsible Soy (RTRS), and not  subject to  any  unresolved public  criticism  from  the RTRS.  Companies  must further be publicly  committed to  achieving  full  certification by  2020  (evidence  must be available).

–   Timber:  Companies producing timber in markets at high  risk  of  tropical deforestation must seek  to  achieve  full  certification of  its  production by  2020  according  to  the Forest Stewardship  Council  (FSC)  or a national  scheme endorsed  against  the  2010  Programme  for  the  Endorsement  of  Forest Certification (PEFC)  meta standard for  timber products.

–   Fish and seafood: Companies producing, processing or trading fish and seafood must provide credible evidence of no illegal, unreported and unregulated fishing in its own production and supply chain.

Power Generation

–   Coal-fired  power  plants  (CFPP):  We  do  not  finance  new  coal-fired power plant  projects  in  high-income OECD  countries.  Outside high- income  OECD  countries,  we only finance  new coal-fired projects  that  use high-efficiency, low-emissions (HELE) coal  technologies, as defined by  the International  Energy  Agency or the International  Finance  Corporation.  For other  types  of  transactions, we only support companies  operating  coal-fired power plants if they have  a strategy in  place  to  reduce  coal  dependency or who adhere  to  strict  internationally  recognized  greenhouse gas emission standards.

–   Large  dams:  Transactions directly  related to large dams include  an assessment against the recommendations  made by  the World  Commission  on Dams  (WCD)  and the International Hydropower Association Sustainability Assessment  Protocol.

–   Nuclear  power:  Transactions directly  related to the  con-  struction of  new,  or upgrading  existing nuclear  power plants include  an assessment on whether the country of  domicile  of  the client  / operation has  ratified the Treaty  on the Non-Proliferation of  Nuclear Weapons.

Appendix

Extractives

–   Hydraulic  fracturing:  Transactions  with  companies  that  practice hydraulic fracturing in environmentally and socially sensitive areas are assessed  against their commitment to and certification of voluntary standards, such as the American Petroleum Institute’s documents and standards for hydraulic fracturing.

–   Oil sands: Transactions directly related to oil sand assets  (open pit and in situ operations) are assessed  against the company’s commitment to reducing energy use, green- house gas emissions and land footprint, reclamation activities, tailings management, water management and community relationships, as well as commitment to and certification of voluntary standards, e.g. good  practice according to the IPIECA-OGP  Biodiversity Working Group, the IPIECA  Water  Management Good  Practice Guidelines and membership to industry initiatives such as COSIA and SCI).

–   Arctic  drilling:  Transactions  involving oil  and  gas  exploration  and development in  the Arctic are  assessed  against the company’s  safety management  capacity and track  record as well  as adequacy of  the company’s  spill  response plans.

–   Coal  mining:  Since 2010  UBS’s  overall exposure  to coal mining  companies  has  declined markedly.  UBS will  continue  to  significantly limit  its  lending and capital raising  engagement  with coal  mining  companies. The firm no longer enters into  new lending commitments  or raises capital for  coal  mining  companies  that  are  involved  in  mountain  top  removal  operations. Previous commitments  to  such  firms will  be allowed to  mature  and not  extended.

–   Precious  metals:  Transactions  directly  related  to  precious  metals assets  that  have  a controversial  environmental  and social risk  track  record  are  assessed  against the client’s  commitment  to  and certification of  voluntary standards, such  as the International  Council  on Mining  & Metals ICMM, International Cyanide Management  Code.

–   Diamonds:  Transactions with  companies that mine and  trade rough  diamonds are  assessed  on the client’s  commitment  to  and certification of  voluntary standards, such  as the International  Council  on Mining  & Metals ICMM, and rough  diamonds must be certified under the Kimberley Process.

Our processes and governance

UBS applies an environmental  and social risk  framework  to  all  transactions, products, services  and activities such  as lending,  capital raising,  advisory  services  or investments that  involve  a party  associated with environmentally  or socially sensitive activities. The framework  seeks  to  identify and manage  potential  adverse impacts  to  the environment  and to  human  rights, as well  as the financial  and reputation risks of  being associated with them.

Integration in risk, compliance and operations processes

Procedures and tools for  the identification, assessment and monitoring  of  environmental  and social risks are  applied and integrated  into  standard risk, compliance  and operations processes.

–   Client onboarding: potential clients are assessed for environmental and social risks associated with their business activities as part of UBS’s know-your-client compliance processes.

–   Transaction due diligence: environmental and social risks are identified and assessed as part of standard transaction due diligence and decision making processes in all business divisions and relevant product lines.

–   Product development and investment decision processes: new financial products and services are reviewed before their launch in order to assess their compatibility and consistency with UBS’s environmental and human rights standards. Environmental and social risks are also considered in investment decision processes and when exercising ownership rights like proxy voting and engagement with the management of investee entities.

–   Own operations: our operational activities and employees, or contractors working on UBS premises, are assessed for compliance with relevant environmental, health and safety, and labor rights regulations.

–   Supply chain management: environmental and social risks are assessed when selecting and dealing with suppliers. UBS also evaluates goods and services which pose potential environmental, labor and human rights risks during lifecycle (production, usage, and disposal) as part of its purchasing processes.

–   Portfolio review: at portfolio level, we regularly review sensitive sectors and activities prone to bearing environ- mental and social risks. We assess client exposure and revenue in such sectors and attempt to benchmark the portfolio quality against regional and or sector averages. Such portfolio reviews give us an accurate aggregated exposure profile and an enhanced insight into our transaction and client onboarding processes. Based on the outcome of these reviews, we can explore ways to improve the future portfolio profile along a range of risk parameters.

Clients, transactions or suppliers potentially in breach of UBS’s position, or otherwise subject to significant environmental and human rights controversies, are identified as part of UBS’s standard risk and compliance processes. Advanced data analytics on companies associated with such risks is integrated into the web-based compliance tool used by our staff before they enter into a client or supplier relationship, or a transaction. The systematic nature of this tool significantly enhances our ability to identify potential risk. In 2017, 2170 referrals were assessed by our environmental and social risk unit, of which 80 were rejected or not pursued, 395 were approved with qualifications and 18 were pending. Measures to optimize the control framework led to a 19% year-on-year decline in referrals.

Environmental and social risk assessments

Environmental and social risk assessments
	For the year ended			% change from
	31.12.2017	31.12.2016	31.12.2015	31.12.2016
Cases referred for assessment[1]	2,170	2,671	2,192	(19)
by region
Americas	305	395	295	(23)
Asia Pacific	604	556	520	9
Europe, Middle East and Africa	253	341	257	(26)
Switzerland	1,008	1,379	1,120	(27)
by business division
Wealth Management	485	429	396	13
Wealth Management Americas	22	20	20	10
Personal & Corporate Banking	795	1,226	980	(35)
Asset Management	7	2	0	250
Investment Bank	852	971	776	(12)
Corporate Center[2]	9	23	20	(61)
by sector
Agribusiness[3]	291	330	190	(12)
Chemicals	87	93	64	(6)
Financial[4]	617	957	862	(36)
Infrastructure	53	88	25	(40)
Metals and mining	233	221	217	5
Oil and gas	207	263	235	(21)
Technology[5]	140	143	112	(2)
Transport	53	45	33	18
Utilities	191	221	147	(14)
Other[6]	298	310	307	(4)
by outcome
approved[7]	1,677	2,308	1,732	(27)
approved with qualifications[8]	395	262	373	51
rejected or not further pursued[9]	80	101	87	(21)
pending[10]	18	0	0

1 Transactions and client onboarding requests referred to the environmental and social risk function.     2  Relates to procurement / sourcing of products and services.    3  Includes e.g. companies producing or processing fish and seafood, forestry products, biofuels, food and beverage.    4  Includes e.g. banks, commodity traders, investments and equity firms.     5  Includes technology and telecom companies.    6  Includes e.g. aerospace and defense, general industrials, retail and wholesale (from 2017). Note that financial, technology and transport sectors were previously included in 'Other' in 2016 and 2015 Annual Reports. Therefore, numbers of category 'Other' for the years 2016 and 2015 have been restated.    7  Client / transaction / supplier subject to an ESR assessment and considered in compliance with UBS's ESR framework.    8  Client / transaction / supplier subject to an ESR assessment and approved with qualifications. Qualifications may include ring-fencing of certain assets, conditions towards client / supplier or internal recommendations.    9  Client / transaction / supplier subject to an ESR assessment and rejected or not further pursued.    10  Decision pending. Pending cases 2016 have been closed and reallocated to the other outcome categories.

Appendix

Escalation and approval processes

Where business or control functions responsible for  identifying and assessing environmental and social risks as part of due  diligence  processes  determine  the  existence  of  potential material  risks,  they  refer  the  client,  supplier  or  transaction  to a  specialized  environmental  and  social  risk  unit  for  enhanced  due  diligence.  If identified risks are  believed to  pose potentially  significant  environmental  or  social  risks,  they  are  escalated  according  to  the firm’s  reputation risk  escalation process.

Environmental and social risk escalation process

Governance and oversight

In view of the many environmental and social challenges globally, these topics will continue to increase in relevance for banks. These developments therefore require regular and critical assessment of our policies and practices, based on an accurate monitoring and analysis of societal topics of potential relevance to UBS.

This process is  the  responsibility of  a  committee at  Group  Executive  Board-level,  the  Global  Environmental and  Social  Risk  Committee, which sets  the overall risk appetite for the firm and  resolves  transactional  and  policy  matters  relating  to  environmental and social risks and their associated reputation risks.

It is  chaired by  the  Group  Chief Risk  Officer, who  is  responsible  for  the development and implementation of  principles and appropriate  independent  control  frameworks  for  environmental  and social risks within  UBS.

All corporate  responsibility  and  sustainability  developments  at  UBS  are  monitored  and  reviewed  by  the  UBS  Corporate  Culture  and  Responsibility  Committee,  a  Board  of  Director’s  committee.  The  Committee  supports  the  Board  in  its  duties  to  safeguard  and  advance  UBS’s  reputation  for  responsible  corporate  conduct.  In  this  capacity  it  reviews  and  monitors  the  implementation of  UBS’s  ESR framework.

Appendix

Health and safety statement

UBS is committed to ensuring that all staff have a working environment that protects their health, safety and wellbeing.

In fact, our Code of Conduct & Ethics includes a commitment to follow health and safety rules and implement best practices to ensure as safe a workplace as possible.

We have health and safety guidelines that stress the importance of having a physical infrastructure and working environment that support our staff in performing up to their potential. As work patterns and employee expectations have changed, UBS has taken a proactive approach to ensure that our work spaces continue to meet the needs of our businesses, our staff, our clients and our business partners, while also meeting our legal obligations.

UBS complies with all health and safety standards and restrictions imposed by applicable laws in all the countries in which we operate. We also apply internal policies and guidelines – both globally and regionally – which may go beyond the legal health and safety requirements.

An environment without incidents or accidents is in everyone's interests. In addition to applying our own health and safety measures, we ask third parties conducting business with us or operating on our premises to consider health and safety matters too, and all vendors and contractors are required to comply with our health & safety guidelines when dealing with us.

All of our staff are expected to conduct themselves in a way that helps to ensure their own health and safety and that of their colleagues.

Health & Safety Principles

–   We aim to maintain a working environment that supports the general health and well-being of all staff.

–   We build and maintain innovative work places that allow employees to work efficiently and collaboratively.

–   Our flexible working options (and our leave and benefit arrangements) are designed to support employees' work and personal lives.

–   We actively promote an open and respectful work environment.

–   We strive to ensure that our working environment is as safe as possible, including addressing issues such as protection of non-smokers, radiation exposure risk assessments, etc.

–   We have measures in place to mitigate potential emergencies in the workplace and while travelling on business.

–   Travel and security experts, crisis management committees, first aid providers, health specialists, social counselors and other specialists are available to employees.

–   UBS has a range of services and programs (for example, our Employee Assistance Programs, Social Counseling and online support materials) to help employees navigate through various personal issues, including health, family care, addiction and dependency problems.

–   Workplace issues can also impact employee wellbeing. We have appropriate routes for employees to raise any concerns, including documented grievance, complaint and whistleblowing processes.

Measures Taken to Ensure Health & Safety

–   UBS provides information to employees on topical issues and initiatives.

–   Our line managers help to maintain a safe and healthy work environment and UBS gives them the information, and support that is relevant to their role.

–   We regularly review our health and safety activities to ensure issues are effectively managed and improvements are made where necessary. Our reviews also include employee consultation (where appropriate).

Health & Safety Governance

Responsibility for the governance and review of health and safety sits with the Group Chief Operating Officer and the Group Head Human Resources.

Day-to-day responsibility for health and safety matters is shared between Group Corporate Services and HR Reward.

The Corporate Culture and Responsibility Committee has oversight of health and safety matters.

Objectives and achievements 2017

UBS and Society

How we do business

Material GRI topics	Objectives 2017	Achievements 2017
FS Product Portfolio; FS Active Ownership	Develop KPI(s) to measure success in the sustainable investing product progress in parallel to assets under management	As part of the 2018 objective setting process a set of internal targets has been defined to measure progress in sustainable investing area.
Various	Embed understanding of UBS and Society purpose and aim throughout the firm (including linkage to UBS cultures and behaviors) 1. Integrate UBS and Society into senior management training 2. Propose at least one question on UBS and Society into the bi-annual employee survey, to better understand the link between UBS culture, employee engagement and the UBS and Society Program	Visibility of UBS and Society throughout UBS was increased • UBS and Society was partly integrated into senior management trainings (e.g. Optimus Foundation at Senior Leadership Experience (SLE)) • UBS and Society was not included in the employee surveys
Various	Retain favorable position of key ESG ratings	• Dow Jones Sustainability Indices (DJSI): Industry Group Leader and index member of DJSI World and DJSI Europe • MSCI Environmental, social and governance (ESG): A rating, top three among primary peer group • Sustainalytics: Leader score within our industry and 97th percentile ranking • CDP: Climate A List
FS Product Portfolio; FS Active Ownership; FS Audit; GRI 308: Supplier Environmental Assessment; GRI 414: Supplier Social Assessment ;	Pass 2017 ISO 14001 re-certification audit.	ISO 14001 re-certification audit passed. In addition, UBS received its first ISO 50001 certification (energy management) for its European locations.

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Appendix

Material GRI topics	Objectives 2017	Achievements 2017
GRI 302: Energy; GRI 305: Emissions		
Various	Further move UBS Annual Review towards integrated reporting	• UBS's journey toward integrated reporting was continued via the Annual Review 2016 • Integrated reporting journey will continued via a web-only report (currently in the planning phase)
GRI 201: Economic Performance; GRI 305: Emissions; GRI 302: Energy; Macroeconomic and political environment; Operational efficiency; GRI 308: Supplier Environmental Assessment; GRI 414: Supplier Social Assessment	Supporting the transition to a low-carbon economy through our comprehensive climate change strategy: 1. Evaluate emerging climate-related risk analysis and disclosure: • Contribute to G20 Green Finance focus under Germany's presidency • Seek to align UBS's disclosure with outcome of Financial Stability Board (FSB) Task Force on Climate related Financial Disclosure (TCFD) 2. Execute on 2020 greenhouse gas reduction target and operational environmental targets for energy, water, paper and waste to maintain external ratings (including execution of the RE100 implementation plan): • Reduce energy by 5% below 2016 level • Increase share of renewable electricity to 100% • Reduce Greenhouse gas (GHG) emissions by 75% below 2004 level • Reduce water consumption by 5% below 2016 level • Reduce paper consumption per full-time employee (FTE) by 5% below 2016 level • Increase share of sustainable Forestry Stewardship Council (FSC) / recycled paper to 60% • Increase share of recycled and FSC paper to 90%	1. Evaluate emerging climate-related risk analysis and disclosure: • Swiss input to German presidency provided for Green Finance Study Group (GFSG) meetings. Presented scenario based climate change stress testing at two G20 GFSG events hosted by University of Cambridge Center for Sustainable Finance and by People's Bank of China (Beijing). • We are committed to further aligning our disclosure with TCFD's five-year pathway. Sixteen banks, including UBS, and the UN Environment Finance Initiative (UNEP FI) have recently partnered to collaboratively develop analytical tools that will help banks disclose their exposures to climate-related risks and opportunities. 2. In 2017, we further reduced UBS's GHG emissions by 11%, or 10% per FTE, year on year. We recorded a total reduction of 59% from baseline year 2004. We reduced our energy consumption by 5% compared with 2016 and 19% compared with 2012. Of UBS's worldwide electricity consumption, 56% was sourced from renewable energy. Globally, over 90% of all paper consumption was from recycled or FSC-certified sources. The continued implementation of bin-less offices in many larger locations has helped us reduce the waste per employee by 11% since 2012, and exceed our 5% reduction target set for 2016. By the end of 2017, our waste recycling ratio remained stable at 55%. We reduced our water consumption by 22%, compared with 2012, thus outperforming our 2016 target.

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Material GRI topics	Objectives 2017	Achievements 2017
	• Reduce waste per FTE by 5% below 2016 level • Increase waste recycling ratio to 60% 3. Continue to support small and medium-sized enterprises (SMEs) in their upgrade to reduce CO_2 emissions (e.g., SME energy check, UBS leasing initiative for vehicles, UBS leasing initiative for production machines, e-Mobility initiative, UBS GEAK)	3. UBS SME efficiency bonus for energy reduction plan with overall energy savings of 78,590 MWh / a, equivalent to the annual energy consumption of approximately 4,000 single-family homes. UBS industry bonus for SME launched: Swiss SMEs that lease new production facilities benefit from a bonus of up to CHF 4,500. UBS leasing bonus initiative expanded to include commercial vehicles and production machines.
FS Product Portfolio; Macroeconomic and political environment	Contribute to the Organization for Economic Cooperation and Development's (OECD) Responsible Business Conduct (RBC) project in the financial sector	UBS is member of the advisory group of OECD RBC project. First phase concluded with publication of the OECD RBC guidance for institutional investors. Second phase, looking at due diligence guidance in corporate lending and underwriting, kicked off in Q4/17.
FS Audit; FS Product Portfolio	Contribute to development of methodologies to quantify environmental risk (participate in work of Natural Capital Financial Alliance (formerly the NCD))	Drought project completed and report published. Also, UBS participated in panel of regional launch event in New York City.
FS Product Portfolio	Convene the Thun Group of Banks meeting to consider latest developments on business / banking and human rights	Meeting convened with major stakeholder participation. Publication of paper on the implications of UN Guiding Principles 13b and 17
Macroeconomic and political environment	Convene annual meeting of peer forum on regulatory and governmental developments pertaining to sustainability	Peer forum convened in June

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Appendix

How we support our clients

Material GRI topics	Objectives 2017	Achievements 2017
FS Product Portfolio; FS Active Ownership; GRI 404: Training and Education; GRI 102: General Disclosures	Execute action plans for integrating ESG factors across UBS's core investment processes.	A variety of projects executed or underway across Wealth Management (WM), Wealth Management Americas (WMA), Asset Management (AM) and the Investment Bank (IB).
FS Product Portfolio; FS Active Ownership; Quality and price	Conduct conversations with key institutional clients about ESG themes and expectations *Note: Due to a UBS and Society strategy review, the objective has been replaced in the course of 2017 with the following objective:* Raise client awareness and increase communication of ESG themes both internally and externally.	Attendance of major sustainable investing (SI) conferences (Responsible Investor (RI) Session London, RI Americas, Global Impact Investing Network (GIIN), winning of ETF of the year 2017 award in Germany and of the European Fund Launch of the Year award for the launch of the UBS Climate Aware World Equity fund and systematic sales trainings to employees rolled-out in Q4.
FS Product Portfolio; FS Active Ownership; GRI 404: Training and Education	Execute divisional trainings in order to support implementation of Mainstreaming Sustainable Performance initiative	About 4,100 specialists in our wealth and asset management businesses were trained on products and services related to the initiative.
FS Product Portfolio; FS Active Ownership; GRI 201: Economic Performance; Brand reputation	Business divisions and areas to explore and launch sustainable/responsible financial products and services.	Key sustainable investing products and services in 2017 (select): • The Rise Fund • Rethink Impact Fund • OrbiMed Asia Partners III • UBS Long Term Themes Equity Fund and UBS Long Term Themes Portfolio SMA • Climate Aware: innovative rules-based equities strategy • Global Impact Fund • US Sustainable Equity Fund • SI-focused UBS Manage solutions • UBS Sustainability Analytics • Global Sustainability Leaders Index

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Material GRI topics	Objectives 2017	Achievements 2017
		• Military Veterans Index and US LGBT Employment Equality indices • UBS industry bonus for SME and UBS leasing bonus for commercial vehicles and production machines
FS Product Portfolio; FS Active Ownership Brand reputation;	Direct at least USD 5 billion of client assets into new impact investments related to the Sustainable Development Goals (SDGs) over the next five years to help mainstream the asset class and its contribution to the SDGs.	USD 400 million raised with the launch of TPG Rise (The Rise Fund) and Rethink Impact Fund launched.
FS Product Portfolio; GRI 203: Indirect Economic Impacts; FS Active Ownership	Position Optimus Foundation as the go-to provider of philanthropic products and services across the Bank and continue to grow Optimus Foundation: • Key targets: 1) Fundraising CHF 45 million, and) financing and granting CHF 60 million • Launch two development impact bonds (DIB) in 2017 • Define and execute on a plan to better integrate Optimus Foundation within AM and the IB	• CHF 59.5 million raised in donations / CHF 58.5 million grants to partners approved • Pioneering Educate Girls DIB: On track to meet its enrollment and education targets. World's first large scale DIB launched (Maternal and Newborn Health DIB). • Andrea Orcel and Ulrich Körner, presidents of the IB and AM respectively, joined the Optimus Foundation Board. Also, Optimus Foundation was presented at the SLE week.
FS Product Portfolio; Brand reputation; GRI 201: Economic Performance	Further develop our understanding of philanthropists and social impact investor needs in order to continue to offer the most relevant support (e.g., via the Global Philanthropists Community, the UBS Philanthropy Forums and our sector and geographic research reports)	A total of approximately 370 ultra high net worth individuals or philanthropists attended UBS Philanthropy Forums in the Americas, Asia and Switzerland. Advisory services provided to over 400 clients. Three studies, the Nordics study ""Creating Impact Through Philanthropy", the Italy study "Filantropie: Sfide e visioni delle famiglie imprenditoriali italiane" and the China study "Perspectives on Philanthropy in 21st Century China" published / launched

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Appendix

How we support our communities

Material GRI topics	Objectives 2017	Achievements 2017
GRI 203: Indirect Economic Impacts; Brand reputation; Conduct and culture; Working conditions	Overcome disadvantage in our local communities by supporting education and entrepreneurship through the provision of financial support, employee volunteering and execution of the Social Innovators program: • Track and monitor data set showing impact of Community Affairs-related activities / projects. Increase regional targets for the percentage of headcount engaged in volunteering from 2016 levels. • Ensure that alignment of our (strategic) Community Affairs grants to our global themes is maintained at above 80% in all regions.	• 31% of our employees volunteered in our communities compared with 30% in 2016. • Over 89% of UBS's Community Affairs grants were made in the areas of education and entrepreneurship.
GRI 203: Indirect Economic Impacts	Social Innovators: • Execute accelerator program 2017 by providing 12 regional Social Innovators with a tailored support program • Execute 2017 Social Innovator program to source 12 new UBS Regional Social Innovators. *Note: Due to a UBS and Society strategy review, the objective has been replaced in the course of 2017 with the following objective:* • Merge the UBS Social Innovators and Global Visionaries programs and initiate a capacity-building program 2017 by providing Global Visionaries with a tailored support program	• Accelerator program executed. Guide for social entrepreneurs with eight modules from impact story to creating an investor pitch (developed with Ashoka) launched. • We merged the Social Innovators program into the Global Visionaries program. The Global Visionaries program aims to support social entrepreneurs who are shaping our future and connect them to our employees, partners and clients to jointly change the society we live in.

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Other areas

Material GRI topics	Objectives 2017	Achievements 2017
Financial stability and resilience; GRI 201: Economic Performance; Operational efficiency and effectiveness	Group performance targets and expectations: • Adjusted[1] cost / income ratio: 60–70% • Adjusted[1] return on tangible equity: >15% • Swiss systemically relevant bank CET1 capital ratio (fully applied): at least 13% • Risk weighted assets (RWA) (fully applied) expectation around CHF 250 billion short/medium term[2] • Leverage ratio Denominator (LRD) expectation (fully applied) around CHF 950 billion short/medium term[3] Corporate Center cost reductions: • Net cost reduction of CHF 2.1 billion by end of 2017	• Adjusted cost / income ratio: 78.1% • Adjusted return on tangible equity excluding deferred tax expense / benefit and deferred tax assets (DTAs)[4]: 13.8% • CET1 capital ratio 13.8%; >10% post-stress • RWA : CHF 237 billion • LRD : CHF 886 billion • CHF 2.1 billion net cost reductions since 2013
GRI 417: Marketing and Labeling; GRI 418: Costumer Privacy; Quality and price	Suitability: • Review and refine where necessary the existing Global Suitability Standards and the related processes and tools, this also in response to emerging regulation such as as Markets in Financial Instruments Directive II (MiFID II) and Financial Services Act (FIDLEG) • Review the Swiss Suitability Policies to reflect the new Global Suitability Standards	Suitability: • The review of the Global Suitability Standards applicable to all locations has been concluded. Additionally an additional policy applicable to all MiFID location has been designed and rolled out. • The Swiss Suitability Policies are meeting the Global Suitability Standards and have therefore only been marginally amended. A new Swiss Suitability Policy reflecting the MiFID suitability standards has been issued for Germany-domiciled clients.
GRI 417: Marketing and Labeling;	• Review of the existing client complaint session in line with the general review of the WM Diploma training for 2017	• Client complaint training scope aligned with EEM (Europe Emerging Market) onboarding program

1 Refer to the "Use of adjusted numbers" section at the end of the fourth-quarter 2016 results presentation slides for information on adjusted results.

2 Reflects known FINMA multipliers and methodology changes for RWA, and assumes normalized market conditions for both RWA and LRD.

3 Year-end 2017 exit rate compared with full-year 2013 adjusted operating expenses for Corporate Center and compared with full-year 2015 adjusted operating expenses for business divisions. Cost reductions exclude expenses for provisions for litigation, regulatory and similar matters, foreign currency movements and temporary regulatory program costs. Business division adjusted operating expenses are before allocations and exclude items that are not representative of the underlying net cost reduction performance, mainly related to variable compensation expenses and compensation for financial advisors in Wealth Management Americas.

4 Calculated as adjusted net profit / loss attributable to shareholders excluding deferred tax expense / benefit, such as the net write-down due to the Tax Cuts and Jobs Act enacted in the fourth quarter of 2017, divided by average tangible equity attributable to shareholders excluding any DTAs that do not qualify as fully applied CET1 capital.

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Appendix

Material GRI topics	Objectives 2017	Achievements 2017
GRI 418: Costumer Privacy; Quality and price	• Alignment of client complaint process with MiFID II • Review Web-based training (WBT) handling of client complaints and alignment with updated complaint handling policies for Booking Center Switzerland (BCCH) and WM	• Internal and external documents adapted to client complaint process aligned with MiFID II • First analysis performed, postponed to 2019 in alignment with implementation of FIDLEG
GRI 206: Anti-competitive Behavior; GRI 419: Socioeconomic Compliance; Brand reputation; GRI 417: Marketing and Labeling; GRI 418: Customer Privacy	• Review UBS's financial crime framework to ensure that emerging risks are reflected.	• Review of UBS's financial crime framework was conducted in full and the effectiveness of the framework confirmed
GRI 401: Employment; GRI 404: Training and Education; Working conditions; Operational efficiency and effectiveness	• Continue to offer comprehensive programs in every UBS business region to provide social and keep offering adequate transitional support to employees impacted by redundancy (e.g. restructuring reasons)	We continued to offer support and resources to employees impacted by headcount reductions. • For all of our larger locations (i.e., UK, US, Switzerland, Hong Kong, Singapore and Japan), this includes severance pay/benefits, Employee Assistance Programs (EAP) and outplacement/career transition services. Our EAP offering provides access to information and resources, as well as counselling and support to assist individuals with a wide range of issues, including emotional and personal conflicts, mental health and stress. • In Switzerland, we offer additional services such as COACH, which provides transition support services (e.g., interview training, job search assistance, etc.) to employees impacted by redundancy, and Social Counseling, which is a group of highly-skilled professionals that are available to investigate and assist in the resolution of sensitive workplace matters.
Occupational health and well-being; Working conditions; GRI 206: Anti-competitive Behavior;	Maintaining global accountability for health and safety: • Ensure a work and business environment that supports the health and safety of our employees • Promote accountability around health and safety topic trough effective communication (e.g., implementation of	We continue to maintain our policies around health and safety. Further, UBS continued with a global initiative to raise awareness on health (health matters) plus a number of events and added initiatives in every region.

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Material GRI topics	Objectives 2017	Achievements 2017
GRI 419: Socioeconomic Compliance;	new webpage) • Continue to monitor and optimize of UBS's health and safety processes in close collaboration with the Corporate Culture and Responsibility Committee	
GRI 405: Diversity and Equal Opportunity; GRI 406: Non-Discrimination; Demographic development; GRI 404: Training and Education; Working conditions	Mid-term objective: Increase the ratio of woman in management roles to one third	The ratio of woman in management roles has been further increased.
GRI 401: Employment; GRI 206: Anti-competitive Behavior; GRI 419: Socioeconomic Compliance	Reward: • Ensure sustainable UBS compensation framework and align to changing market and regulatory frameworks • Motivate performance through competitive and responsible reward practices	Our compensation philosophy is to align our employees' interests with those of our clients and investors. Our Total Reward Principles underpin our approach to compensation by creating a framework that balances performance with prudent risk-taking, and aim to (i) attract and engage a talented, diverse workforce, (ii) foster effective performance management, (iii) align reward with sustainable performance and (iv) support appropriate and controlled risk-taking. We regularly review our compensation framework to ensure sustainability. We also evaluate all elements of our framework within each labor market and regulatory jurisdiction for market alignment and compliance with the remuneration code. Adjustments are considered, reviewed and approved, as appropriate.

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Appendix

Objectives 2018

UBS and Society

UBS is committed to creating long-term positive impact for clients, employees, investors and society. We intend to make sustainable performance the standard across our firm and part of every clients conversation. To implement our strategy, we have defined firm-wide goals that we plan to achieve by the end of 2020.

Our 2018 UBS and Society objectives are aligned to contribute to above aims:

How we do business

Material GRI topics	Objectives 2018

GRI 201: Economic Performance;
GRI 302: Energy;
GRI 305: Emissions;
FS Product Portfolio;
Social cohesion and stability;
Brand reputation
	Climate commitment:
	• Disclosure: Align UBS's disclosure with the Financial Stability Board (FSB) Task Force on climate-related financial disclosure (TCFD) recommendations
	• Execute on 2020 greenhouse gas reduction (GHG) target and operational environmental targets for energy, water, paper and waste to maintain external ratings (including execution of the RE100 implementation plan):
	  • Reduce energy by 5% below 2016 level
	  • Increase share of renewable electricity to 100%
	  • Reduce GHG emissions by 75% below 2004 level

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Material GRI topics	Objectives 2018
	• Reduce water consumption by 5% below 2016 level • Reduce paper consumption per full-time employee (FTE) by 5% below 2016 level • Increase share of sustainable (Forest Stewardship Council (FSC) / recycled) paper to 60% • Increase share of recycled and FSC paper to 90% • Reduce waste per FTE by 5% below 2016 level • Increase waste recycling ratio to 60% • Continue to apply the CO_2-levy to support small and medium-sized enterprises (SMEs) in their upgrade to reduce $C0_2$ emissions with existing initiatives (e.g., SME energy check, UBS leasing initiative for vehicles, UBS leasing initiative for production machines, e-Mobility initiative) and allocate approx. 25% of 2018 budget to new initiatives surrounding climate change.
FS Audit	Execute firm-wide ISO 14001 surveillance audit and ensure continued certification by addressing audit findings
FS Audit	External disclosure based on the Global Reporting Initiative (GRI): • Move UBS sustainability disclosure from GRI G4 to GRI Standard • Undertake survey of clients for 2017 GRI-based materiality assessment • Align UBS's disclosure with FSB TCFD recommendations
FS Product Portfolio; FS Active Ownership	Organize at least one roundtable with civil society organizations on environmental and social topics of key relevance to UBS
GRI 308: Supplier Environmental Assessment; GRI 414: Supplier Social Assessment	Launch of a revised UBS responsible supply chain guideline.

How we support our clients

Material topics	Objectives 2018
FS Product Portfolio; FS Active Ownership; Social cohesion and stability	Sustainable investments / ESG integration: • Direct USD 5 billion of client assets into new SDG-related impact investments to help mainstream the asset class and its contribution to the SDGs (by 2021) • Launch new SI strategic asset allocation (SAA). As part of rollout provide/ensure training to client advisors, information to clients and a successful transition from old to new SAA assets. • Launch unique and exclusive SI product collaborations (i.e. World Bank, Hermes etc.) • Develop new SI focus strategies offering • Engage with sophisticated institutional clients on sustainable and impact investing. Position AM as the SI partner for sophisticated institutional clients, including thought leadership and helping them implement SI solutions

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Appendix

Material topics	Objectives 2018
	• Integrate material ESG data into fundamental research used for actively managed equity and fixed income strategies
FS Product Portfolio; FS Active Ownership; Social cohesion and stability	Establish and curate key industry partnerships with academia and key business partners
FS Product Portfolio; FS Active Ownership	Training and skills: • Teams/skills: Further develop SI proprietary research. Increased asset class coverage for both equity and fixed income • Execute divisional trainings in order to support implementation of Mainstreaming Sustainable Performance initiative
GRI 203: Indirect Economic Impacts; Social cohesion and stability	Pioneer two to three new ways to finance international aid in partnerships with bi-lateral or multi-lateral agencies, foundations and / or the private sector Raise at least CHF 30 million through these new partnerships or philanthropic products
FS Product Portfolio; FS Active Ownership; Social cohesion and stability	Continue to build the Global Philanthropy Community to grow beyond 400 members and create value by: • facilitating 50 connections amongst community members • testing /learning how to best build "co-creation platforms" that engage leading global philanthropists, with UBS clients and prospects, to achieve meaningful social impact through expertise and funding
FS Product Portfolio; FS Active Ownership; Social cohesion and stability; Brand reputation	Maintain and build the success of the UBS Global, Asian and America Philanthropy Forums for Global ultra high net worth (UHWN) clients and prospects. Evidence based on UBS marketing event data.

How we support our communities

Material GRI topics	Objectives 2018
GRI 203: Indirect Economic Impacts; Social cohesion and stability	Achieve a volunteering rate of 40% of employees by the end of 2020, with 40% of volunteers' time directed at skills based programs.
FS Product Portfolio; GRI 203: Indirect Economic Impacts	Global Visionaries: Achieve 2,000 client touch points with Global Visionaries program

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Other areas

Material GRI topics	Objectives 2018
GRI 201: Economic Performance; Financial stability and resilience; Operational efficiency and effectiveness	Performance targets and capital guidance for the Group for the 2018-2020 period[5] • Cost/income ratio <75%[6] • ~15% Return on tangible equity (RoTE), excluding deferred tax assets (DTAs) • ~13% fully applied CET1 capital ratio • ~3.7% fully applied CET1 leverage ratio
GRI 205: Anti-Corruption	• Review UBS's financial crime framework to ensure that emerging risks are reflected.
GRI 401: Employment; Conduct and culture; Occupational health and well-being; Working conditions; Brand reputation	**Build engagement and strengthen our corporate culture** • Invest in large-scale culture programs across the organization • Measure, foster and recognize culture-building behaviors **Remain an employer of choice for people at all career stages** • Maintain attractiveness to external talent and a highly motivated workforce • Focus on internal mobility and provide long-term career prospects
GRI 404 Training and Education	**Effectively develop, manage and retain our talent** • Provide a wide range of learning opportunities to meet the needs of employees at all levels • Prepare current and future leaders for enhanced responsibilities and leadership excellence
GRI 404: Training and Education; GRI 405: Diversity and Equal Opportunity; GRI 406: Non-Discrimination; Demographic development	**Strengthen our diverse and inclusive workplace** • Aspiration to increase the ratio of women in management roles to one-third • Support activities focused on increasing the inclusiveness of our culture
Quality and price	• Develop a new tool to handle client complaints • Undertake first steps to align client complaint process with the Financial Services Act (FIDLEG)
GRI 417: Marketing and Labeling	Suitability: • Implement the revised Global Suitability Standards in all location and, for locations where a standard will

5 The targets and guidance reflect what we believe can be achieved in normal market conditions. All targets are measured on an annual basis. Refer to the Annual Report 2017 for information on our performance targets and capital and resource guidance for the business divisions.

6 Annual targets; cost / income ratio, pre-tax profit growth and return targets are on an adjusted basis, calculated as adjusted net profit / loss attributable to shareholders excluding deferred tax expense / benefit, such as the net- write -down due to the Tax Cuts and Jobs Act (TCJA) enacted in the fourth quarter of 2017, divided by average tangible equity attributable to shareholders excluding any DTAs that do not qualify as fully applied CET1 capital.

99

Appendix

Appendix

Material GRI topics	Objectives 2018
	not be met, place a deviation request for approval by the responsible risk committees and by the policy owner. • Implement the new Swiss FIDLEG law applicable to financial service delivery in Switzerland
GRI 206: Anti-competitive Behavior; GRI 418: Customer Privacy; GRI 419: Socioeconomic Compliance	Review and refine where necessary UBS's existing Conduct Risk Framework to ensure conduct risks are understood and managed to the risk appetite for each Business Division and Corporate Center function
Digital innovation and cyber security	Expenditure on technology of at least 10% of the Group's revenues for the foreseeable future.

100

Global Reporting Initiative Content Index 2017

Version: 9 March 2018

This content index refers to the Global Reporting Initiative (GRI) Standard issued by the Global Sustainability Standards Board in 2016 and the Financial Services Sector Supplements which form together a voluntary reporting framework that provides guidance on how organizations can disclose their sustainability performance.

UBS's reporting has been reviewed by Ernst & Young Ltd (EY) against the GRI Standard. The content has been prepared in accordance with the comprehensive option as evidenced in the EY assurance report. The limited assurance by EY covered all items of the GRI Content Index.

Guidance

Disclosure	Number and title of disclosure
Reference	Referenced text which covers the GRI Standard
Page / link	Page or link to reference in the UBS GRI (2017) Document or internet page

Note:
Topics in the index that do not feature a management approach are not material, but are reported on a voluntary basis (selected indicators only).
All references to the Annual Report 2017 are referring to the combined UBS Group AG and UBS AG Annual Report 2017 available on www.ubs.com/investors.

101

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Global Reporting Initiative Content Index 2017

GRI Standard	Disclosure	Reference	Page / link
GRI 102 General Disclosures	102–1 Name of organization	Corporate information	Annual Report 2017 – page 7
	102–2 Activities, brands, products, and services	Our strategy Global Wealth Management Personal & Corporate Banking Asset Management Investment Bank Corporate Center	Annual Report 2017 – pages 30–31 Annual Report 2017 – pages 34–35 Annual Report 2017 – pages 36–37 Annual Report 2017 – pages 38–39 Annual Report 2017 – pages 40–41 Annual Report 2017 – pages 42–44
	102–3 Location of headquarters	Corporate information	Annual Report 2017 – page 7
	102–4 Location of operations	Global Wealth Management Personal & Corporate Banking Asset Management Investment Bank Attracting and recruiting talent Further information reg. locations, incl. list of all UBS Branches worldwide can be found under https://www.ubs.com/global/en/about_ubs/about_us/locations.html	Annual Report 2017 – pages 34–35 Annual Report 2017 – pages 36–37 Annual Report 2017 – pages 38–39 Annual Report 2017 – pages 40–41 GRI Document 2017 – pages 20–21
	102–5 Ownership and legal form	Corporate information Significant shareholders	Annual Report 2017 – page 7 Annual Report 2017 – pages 212–213
	102–6 Markets served	Our strategy Global Wealth Management Personal & Corporate Banking Asset Management Investment Bank	Annual Report 2017 – pages 30–31 Annual Report 2017 – pages 34–35 Annual Report 2017 – pages 36–37 Annual Report 2017 – pages 38–39 Annual Report 2017 – pages 40–41
	102–7 Scale of the organization	Our key figures Note 2a Segment reporting Note 2b Segment reporting by geographic location	Annual Report 2017 – page 5 Annual Report 2017 – pages 352–355 Annual Report 2017 – page 356
	102–8 Information on employees and other workers	Our employees Our employees	GRI Document 2017 – pages 56–61 GRI Document 2017 – pages 20–25
	102–9 Supply chain	Our stakeholders – Suppliers Responsible supply chain management	GRI Document 2017 – page 36 GRI Document 2017 – page 51
	102–10 Significant changes to the organization and its supply chain	Our evolution Note 1b Changes in accounting policies, comparability and other adjustments Note 29 Business combinations Note 30 Changes in organization and disposals	Annual Report 2017 – pages 12–13 Annual Report 2017 – page 345 Annual Report 2017 – page 448 Annual Report 2017 – pages 449–450
	102–11 Precautionary Principle or approach	Risk management and control Key policies and guidelines	Annual Report 2017 – pages 113–127 GRI Document 2017 – pages 38–39

102

GRI Standard	Disclosure	Reference	Page / link
	102–12 External initiatives	External commitments and memberships	GRI Document 2017 – page 40
	102–13 Membership of associations	See 102–12	GRI Document 2017 – page 40
	102–14 Statement from senior decision–maker	Chairman's statement	GRI Document 2017 – page 3
	102–15 Key impacts, risks, and opportunities	Sustainability at UBS Risk management and control Objectives and achievements 2017 Objectives 2018 Board of Directors (BoD) and sustainability	GRI Document 2017 – pages 3–5 Annual Report 2017 – pages 113–127 GRI Document 2017 – pages 87–95 GRI Document 2017 – pages 96–100 GRI Document 2017 – page 38
	102–16 Values, principles, standards, and norms of behavior	Code of Conduct and Ethics of UBS Key policies and guidelines Building our culture	GRI Document 2017 – pages 70–73 GRI Document 2017 – pages 38–39 GRI Document 2017 – page 20
	102–17 Mechanisms for advice and concerns about ethics	Code of Conduct and Ethics of UBS Key policies and guidelines Our stakeholders – Clients – Quality feedback management system Grievance mechanisms	GRI Document 2017 – pages 70–73 GRI Document 2017 – pages 38–39 GRI Document 2017 – page 34 GRI Document 2017 – page 31
	102–18 Governance structure	Board of Directors Group Executive Board Charter of the Corporate Culture and Responsibility Committee BoD and sustainability	Annual Report 2017 – pages 220–231 Annual Report 2017 – pages 232–236 GRI Document 2017 – page 74 GRI Document 2017 – page 38
	102–19 Delegating authority	Charter of the Corporate Culture and Responsibility Committee BoD and sustainability	GRI Document 2017 – page 74 GRI Document 2017 – page 38
	102–20 Executive–level responsibility for economic, environmental, and social topics	BoD and sustainability Charter of the CCRC	GRI Document 2017 – page 38 GRI Document 2017 – page 74
	102–21 Consulting stakeholders on economic, environmental, and social topics	Chairman's statement Stakeholder management and engagement Shareholders' participation rights Corporate calendar UBS Group AG / UBS AG Our employees – Our responsibilities	GRI Document 2017 – page 3 GRI Document 2017 – pages 26–37 Annual Report 2017 – pages 218–219 Annual Report 2017 – page 7 GRI Document 2017 – page 24
	102–22 Composition of highest governance body	Board of Directors Group Executive Board BoD and sustainability	Annual Report 2017 – pages 220–231 Annual Report 2017 – pages 232–236 GRI Document 2017 – page 38
	102–23 Chair of the highest governance body	Not relevant to UBS (two-tiered board structure) Board of Directors	 Annual Report 2017 – pages 220–231

103

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Global Reporting Initiative Content Index 2017

GRI Standard	Disclosure	Reference	Page / link
	102-24 Nominating and selecting the highest governance body	Sustainable performance and compensation Board of Directors *Elections and terms of office* *Organizational principles and structure* *Governance and Nominating Committee* *Skills, expertise and training of the Board of Directors*	GRI Document 2017 – pages 39–40 Annual Report 2017 – pages 220–231
	102-25 Conflicts of interest	Key policies and guidelines (Code of conduct and ethics) Important business connections of independent members of the Board of Directors	GRI Document 2017 – pages 38–39 Annual Report 2017 – page 229
	102-26 Role of highest governance body in setting purpose, values, and strategy	BoD and sustainability Charter of the CCRC Chairman's statement	GRI Document 2017 – page 38 GRI Document 2017 – page 74 GRI Document 2017 – page 3
	102-27 Collective knowledge of highest governance body	Skills, expertise and training of the Board of Directors	Annual Report 2017 – page 230
	102-28 Evaluating the highest governance body's performance	Organizational principles and structure Sustainable performance and compensation	Annual Report 2017 – page 225 GRI Document 2017 – pages 39–40
	102-29 Identifying and managing economic, environmental, and social impacts	BoD and sustainability Charter of the Corporate Culture and Responsibility Committee Chairman's statement Stakeholder management and engagement	GRI Document 2017 – page 38 GRI Document 2017 – page 74 GRI Document 2017 – page 3 GRI Document 2017 – pages 26–37
	102-30 Effectiveness of risk management processes	Charter of the Corporate Culture and Responsibility Committee	GRI Document 2017 – page 74
	102-31 Review of economic, environmental, and social topics	Board of Directors – CCRC	Annual Report 2017 – page 227
	102-32 Highest governance body's role in sustainability reporting	Charter of the Corporate Culture and Responsibility Committee	GRI Document 2017 – page 74
	102-33 Communicating critical concerns	BoD and sustainability Charter of the CCRC Chairman's statement Whistle-blowing protection	GRI Document 2017 – page 38 GRI Document 2017 – page 74 GRI Document 2017 – page 3 GRI Document 2017 – page 39
	102-34 Nature and total number of critical concerns	Materiality under GRI standards Our stakeholders Note: Due to the diverse nature and sources of critical concerns it is not possible to report their total number.	GRI Document 2017 – pages 26–33 GRI Document 2017 – pages 34–37
	102-35 Remuneration policies	Compensation Report 2017 Sustainable performance and compensation	Annual Report 2017 – pages 262–306 GRI Document 2017 – pages 39–40

104

GRI Standard	Disclosure	Reference	Page / link
	102-36 Process for determining remuneration	Compensation Report 2017	Annual Report 2017 – pages 262–306
	102-37 Stakeholders' involvement in remuneration	Our stakeholders Shareholders' participation rights Corporate calendar UBS Group AG Compensation report – Overview of the quantitative and qualitative performance assessment measures Shareholder engagement and say-on-pay votes at the AGM Employees have a voice in shaping our culture Note: Voting results of AGMs are published on www.ubs.com/agm	GRI Document 2017 – pages 34–37 Annual Report 2017 – pages 218–219 Annual Report 2017 – page 7 Annual Report 2017 – page 272 Annual Report 2017 – page 284 GRI Document 2017 – page 24
	102-38 Annual total compensation ratio	Reason for omission: Not disclosed due to confidentiality Compensation for the CEO, the highest paid GEB member, total compensation for GEB members, compensation for the BoD members, including the Chairman, and compensation for employees other than GEB members are disclosed in the Compensation Report 2017.	Annual Report 2017 – pages 262–306
	102-39 Percentage increase in annual total compensation ratio	Reason for omission: Not disclosed due to confidentiality Compensation increase for the CEO, the highest paid GEB member, total compensation for GEB members, compensation for the BoD members, including the Chairman, and general employee compensation for employees other than GEB members are disclosed in the Compensation Report 2017.	Annual Report 2017 – pages 262–306
	102-40 List of stakeholder groups	Our stakeholders Materiality under GRI standards	GRI Document 2017 – pages 34–37 GRI Document 2017 – pages 26–33
	102-41 Collective bargaining agreements	Employee representation	GRI Document 2017 – page 24
	102-42 Identifying and selecting stakeholders	see 102-40	GRI Document 2017 – pages 34–37 GRI Document 2017 – pages 26–33
	102-43 Approach to stakeholder engagement	see 102-40	GRI Document 2017 – pages 34–37 GRI Document 2017 – pages 26–33
	102-44 Key topics and concerns raised	see 102-40	GRI Document 2017 – pages 34–37 GRI Document 2017 – pages 26–33

105

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Global Reporting Initiative Content Index 2017

GRI Standard	Disclosure	Reference	Page / link
	102–45 Entities included in the consolidated financial statements	Our external reporting approach Our evolution Note 1 Summary of significant accounting policies Note 28 Interests in subsidiaries and other entities Note: "Except where clearly identified, all of UBS's sustainability information referenced in this GRI index is presented on a consolidated basis under IFRS requirements for financial reporting for the UBS Group AG. "	Annual Report 2017 – pages 14–15 Annual Report 2017 – pages 12–13 Annual Report 2017 – pages 329–351 Annual Report 2017 – pages 440–448
	102–46 Defining report content and topic boundaries	Information policy Our stakeholders Materiality under GRI standards	Annual Report 2017 – pages 240–241 GRI Document 2017 – pages 34–37 GRI Document 2017 – pages 26–33
	102–47 List of material topics	Material GRI topics 2017	GRI Document 2017 – page 28
	102–48 Restatements of information	None	
	102–49 Changes in reporting	None	
	102–50 Reporting period	01.01.2017–31.12.2017	
	102–51 Date of most recent report	10.03.2017	
	102–52 Reporting cycle	Financial reporting: quarterly Sustainability reporting: annually	
	102–53 Contact point for questions regarding the report	Questions related to Annual Report: Contacts Questions related to sustainability reporting: Contacts	Annual Report 2017 – page 7 GRI Document 2017 – page 2
	102–54 Claims of reporting in accordance with the GRI standards	GRI online index Ernst & Young Ltd. independent assurance report	GRI Document 2017 – page 105 GRI Document 2017 – pages 64–65
	102–55 GRI content index		
	102–56 External assurance	Auditors Management's report on internal control over financial reporting Ernst & Young Ltd. independent assurance report About this GRI Document	Annual Report 2017 – pages 238–239 Annual Report 2017 – pages 312–317 GRI Document 2017 – pages 64–65 GRI Document 2017 – page 2

106

GRI Standard	Disclosure	Reference	Page / link
Economic Performance			
GRI 103 Management Approach	103–1 Explanation of the material topic and its boundary	Materiality under GRI standards	GRI Document 2017 – pages 26–33
	103–2 The management approach and its components	Our strategy Measurement of performance Our key figures Group Internal Audit Organizational principles and structure Climate change Charter of the Corporate Culture and Responsibility Committee BoD and sustainability Objectives 2018 Objectives and achievements 2017 Grievance mechanisms	Annual Report 2017 – pages 30–31 Annual Report 2017 – pages 32–33 Annual Report 2017 – page 5 Annual Report 2017 – page 239 Annual Report 2017 – page 225 GRI Document 2017 – pages 11–12 GRI Document 2017 – page 74 GRI Document 2017 – page 38 GRI Document 2017 – pages 96–100 GRI Document 2017 – pages 87–95 GRI Document 2017 – page 31
	103–3 Evaluation of the management approach	Evaluation of management approaches	GRI Document 2017 – page 31
GRI 201 Economic Performance	201–1 Direct economic value generated and distributed	Direct economic value generated and distributed by UBS Group AG consolidated in 2017 Income statement Statement of cash flows Note 6 Personnel expenses Note 7 General and administrative expenses Note 8 Income taxes How we support our communities Our stakeholders – Suppliers (total purchase amount)	GRI Document 2017 – page 34 Annual Report 2017 – page 318 Annual Report 2017 – pages 327–328 Annual Report 2017 – page 359 Annual Report 2017 – page 359 Annual Report 2017 – pages 360–363 GRI Document 2017 – pages 54–55 GRI Document 2017 – page 36
	201–2 Financial implications and other risks and opportunities for the organization's activities due to climate change	Climate change Climate-related metrics 2017 Refer to Submission to the CDP climate change questionnaire for further information	GRI Document 2017 – pages 11–12 GRI Document 2017 – page 12
	201–3 Defined benefit plan obligations and other retirement plans	Note 26 Pension and other post-employment benefit plans	Annual Report 2017 – pages 417–431
	201–4 Financial assistance received from government	UBS did not receive any significant monetary support from governments in 2017	

107

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Global Reporting Initiative Content Index 2017

GRI Standard	Disclosure	Reference	Page / link
Indirect Economic Impacts			
GRI 103 Management Approach	103–1 Explanation of the material topic and its boundary	Materiality under GRI standards	GRI Document 2017 – pages 26–33
	103–2 The management approach and its components	BoD and sustainability UBS and Society Indirect economic impact Objectives 2018 Objectives and achievements 2017 Grievance mechanisms	GRI Document 2017 – page 38 GRI Document 2017 – pages 6–19 GRI Document 2017 – page 31 GRI Document 2017 – pages 96–100 GRI Document 2017 – pages 87–95 GRI Document 2017 – page 31
	103–3 Evaluation of the management approach	Evaluation of management approaches	GRI Document 2017 – page 31
GRI 203 Indirect Economic Impacts	203–1 Infrastructure investments and services supported	How we support our communities	GRI Document 2017 – pages 54–55
	203–2 Significant indirect economic impacts	Indirect economic impact Swiss SRB total loss-absorbing capacity framework Personal & Corporate – Strategy and clients UBS and Society For further information see also Switzerland and UBS – Strong partners	GRI Document 2017 – page 31 Annual Report 2017 – pages 185–187 Annual Report 2017 – page 36 GRI Document 2017 – pages 6–19 http://www.ubs.com/strongpartners
Anti–corruption			
GRI 103 Management Approach	103–1 Explanation of the material topic and its boundary	Materiality under GRI standards	GRI Document 2017 – pages 26–33
	103–2 The management approach and its components	BoD and sustainability Key policies and guidelines Anti-corruption Objectives 2018 Objectives and achievements 2017 Grievance mechanisms	GRI Document 2017 – page 38 GRI Document 2017 – pages 38–39 GRI Document 2017 – page 5 GRI Document 2017 – pages 96–100 GRI Document 2017 – pages 87–95 GRI Document 2017 – page 31
	103–3 Evaluation of the management approach	Evaluation of management approaches	GRI Document 2017 – page 31
GRI 205 Anti–corruption	205–1 Operations assessed for risks related to corruption	Anti-corruption	GRI Document 2017 – page 5
	205–2 Communication and training about anti–corruption policies and procedures	Training and raising awareness Responsible supply chain management – Committing suppliers to comply with our standards	GRI Document 2017 – pages 40–41 GRI Document 2017 – page 51
	205–3 Confirmed incidents of corruption and actions taken	Significant issues would be discussed in Note 20 b) "Litigation, regulatory and similar matters" of the UBS Annual Report.	Annual Report 2017 – pages 380–387

108

GRI Standard	Disclosure	Reference	Page / link
Anti-competitive Behavior			
GRI 103 Management Approach	103–1 Explanation of the material topic and its boundary	Materiality under GRI standards	GRI Document 2017 – pages 26–33
	103–2 The management approach and its components	Risk appetite framework Operational risk Code of Conduct and Ethics of UBS Objectives 2018 Objectives and achievements 2017 Grievance mechanisms	Annual Report 2017 – pages 119–121 Annual Report 2017 – pages 164–166 GRI Document 2017 – pages 70–73 GRI Document 2017 – pages 96–100 GRI Document 2017 – pages 87–95 GRI Document 2017 – page 31
	103–3 Evaluation of the management approach	Evaluation of management approaches	GRI Document 2017 – page 31
GRI 206 Anti-competitive Behavior	206–1 Legal actions for anti-competitive behavior, anti-trust, and monopoly practices	See GRI 419–1	
Materials			
GRI 301 Materials	301–1 Materials used by weight or volume.	Paper is the only relevant material for this indicator In-house environmental management – Paper, water and waste In-house environmental management statistics	 GRI Document 2017 – page 45 GRI Document 2017 – pages 46–50
	301–2 Recycled input materials used	Paper is the only relevant material for this indicator In-house environmental management – Paper, water and waste In-house environmental management - statistics	 GRI Document 2017 – page 45 GRI Document 2017 – pages 46–50
Energy			
GRI 103 Management Approach	103–1 Explanation of the material topic and its boundary	Materiality under GRI standards	GRI Document 2017 – pages 26–33
	103–2 The management approach and its components	BoD and sustainability Training and raising awareness UBS and Society management indicators Our climate change strategy Environmental targets and performance in our operations UBS and Society constitutional document Objectives 2018 Objectives and achievements 2017 Grievance mechanisms Refer to Submission to the CDP climate change questionnaire for further information	GRI Document 2017 – page 38 GRI Document 2017 – pages 40–41 GRI Document 2017 – page 41 GRI Document 2017 – pages 42–44 GRI Document 2017 – page 46 GRI Document 2017 – pages 75–77 GRI Document 2017 – pages 96–100 GRI Document 2017 – pages 87–95 GRI Document 2017 – page 31

109

Global Reporting Initiative Content Index 2017

Global Reporting Initiative Content Index 2017

GRI Standard	Disclosure	Reference	Page / link
	103–3 Evaluation of the management approach	Evaluation of management approaches ISO 14001 Certificate ISO 50001 Certificate	GRI Document 2017 – page 31 GRI Document 2017 – pages 66–67 GRI Document 2017 – pages 68–69
GRI 302 Energy	302–1 Energy consumption within the organization	In-house environmental management – GHG emissions and energy consumption In-house environmental management - statistics Reporting standards and methodologies	GRI Document 2017 – page 44 GRI Document 2017 – pages 46–50 GRI Document 2017 – page 45
	302–2 Energy consumption outside of the organization	Not relevant	
	302–3 Energy intensity	In-house environmental management – statistics – Environmental indicators per full-time employee (FTE) Reporting standards and methodologies	GRI Document 2017 – page 48 GRI Document 2017 – page 45
	302–4 Reduction of energy consumption	In-house environmental management – GHG emissions and energy consumption In-house environmental management – statistics Environmental targets and performance in our operations Reporting standards and methodologies	GRI Document 2017 – page 44 GRI Document 2017 – pages 46–50 GRI Document 2017 – page 46 GRI Document 2017 – page 45
	302–5 Reductions in energy requirements of products and services	Not relevant for financial institutions, see FS8	
Water			
GRI 303 Water	303–1 Water withdrawal by source	In-house environmental management – Paper, water and waste In-house environmental management – statistics	GRI Document 2017 – page 45 GRI Document 2017 – pages 46–50
Emissions			
GRI 103 Management Approach	103–1 Explanation of the material topic and its boundary	Materiality under GRI standards	GRI Document 2017 – pages 26–33
	103–2 The management approach and its components	BoD and sustainability Training and raising awareness UBS and Society management indicators Our climate change strategy Environmental targets and performance in our operations UBS and Society constitutional document Objectives 2018 Objectives and achievements 2017 Grievance mechanisms Refer to Submission to the CDP climate change questionnaire for further information	GRI Document 2017 – page 38 GRI Document 2017 – pages 40–41 GRI Document 2017 – page 41 GRI Document 2017 – pages 42–44 GRI Document 2017 – page 46 GRI Document 2017 – pages 75–77 GRI Document 2017 – pages 96–100 GRI Document 2017 – pages 87–95 GRI Document 2017 – page 31

110

GRI Standard	Disclosure	Reference	Page / link
	103–3 Evaluation of the management approach	Evaluation of management approaches ISO 14001 Certificate ISO 50001 Certificate	GRI Document 2017 – page 31 GRI Document 2017 – pages 66–67 GRI Document 2017 – pages 68–69
GRI 305 Emissions	305–1 Direct (Scope 1) GHG emissions	In-house environmental management – statistics In-house environmental management – GHG emissions and energy consumption Reporting standards and methodologies	GRI Document 2017 – pages 46–50 GRI Document 2017 – page 44 GRI Document 2017 – page 45
	305–2 Energy indirect (Scope 2) GHG emissions	In-house environmental management – statistics In-house environmental management – GHG emissions and energy consumption Reporting standards and methodologies	GRI Document 2017 – pages 46–50 GRI Document 2017 – page 44 GRI Document 2017 – page 45
	305–3 Other indirect (Scope 3) GHG emissions	In-house environmental management – statistics In-house environmental management – GHG emissions and energy consumption Reporting standards and methodologies	GRI Document 2017 – pages 46–50 GRI Document 2017 – page 44 GRI Document 2017 – page 45
	305–4 GHG emissions intensity	In-house environmental management – statistics – Environmental indicators per full-time employee (FTE) Reporting standards and methodologies	GRI Document 2017 – page 48 GRI Document 2017 – page 45
	305–5 Reduction of GHG emissions	see 302–4	
	305–6 Emissions of ozone-depleting substances (ODS)	Not relevant	
	305–7 Nitrogen oxides (NOX), sulfur oxides (SOX), and other significant air emissions	Not relevant	
Effluents and waste			
GRI 306 Effluents and Waste	306–2 Waste by type and disposal method	In-house environmental management – statistics In-house environmental management – Paper, water and waste	GRI Document 2017 – pages 46–50 GRI Document 2017 – page 45
Supplier Environmental Assessment			
GRI 103 Management Approach	103–1 Explanation of the material topic and its boundary	Materiality under GRI standards	GRI Document 2017 – pages 26–33
	103–2 The management approach and its components	BoD and sustainability Objectives 2018 Objectives and achievements 2017 UBS and Society constitutional document Responsible supply chain management Grievance mechanisms	GRI Document 2017 – page 38 GRI Document 2017 – pages 96–100 GRI Document 2017 – pages 87–95 GRI Document 2017 – pages 75–77 GRI Document 2017 – page 51 GRI Document 2017 – page 31
	103–3 Evaluation of the management approach	Evaluation of management approaches ISO 14001	GRI Document 2017 – page 31 GRI Document 2017 – pages 66–67

111

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Global Reporting Initiative Content Index 2017

GRI Standard	Disclosure	Reference	Page / link
GRI 308 Supplier Environ-mental Assessment	308–1 New suppliers that were screened using environmental criteria	Responsible supply chain management	GRI Document 2017 – page 51
	308–2 Negative environmental impacts in the supply chain and actions taken	Responsible supply chain management	GRI Document 2017 – page 51
Employment			
GRI 103 Management Approach	103–1 Explanation of the material topic and its boundary	Materiality under GRI standards	GRI Document 2017 – pages 26–33
	103–2 The management approach and its components	Governance – Compensation Committee Our employees Compensation Key policies and guidelines Sustainable performance and compensation Objectives 2018 Objectives and achievements 2017 Additional information for management approaches for material topics – Employee topics Grievance mechanisms	Annual Report 2017 – page 227 GRI Document 2017 – pages 20–25 Annual Report 2017 – pages 262–306 GRI Document 2017 – pages 38–39 GRI Document 2017 – pages 39–40 GRI Document 2017 – pages 96–100 GRI Document 2017 – pages 87–95 GRI Document 2017 – page 32 GRI Document 2017 – page 31
	103–3 Evaluation of the management approach	Evaluation of management approaches	GRI Document 2017 – page 31
GRI 401 Employment	401–1 New employee hires and employee turnover	Attracting and recruiting talent Our workforce at a glance	GRI Document 2017 – pages 20–21 GRI Document 2017 – pages 56–61
	401–2 Benefits provided to full-time employees that are not provided to temporary or part-time employees	Our responsibilities	GRI Document 2017 – page 24
	401–3 Parental leave	Our responsibilities UBS employees: parental leave taken Reason for omission: Information unavailable for GRI 401–3 c), d) and e). Data aggregation is subject to limitations such as the disparate definitions and permutations of parental leave across the firm and the various leave and absence tools used in the more than 50 countries in which we operate.	GRI Document 2017 – page 24 GRI Document 2017 – page 61
Labor/Management Relations			
GRI 402 Labor/Management Relations	402–1 Minimum notice periods regarding operational changes	Notice periods are labor market specific. Employee representation	 GRI Document 2017 – page 24

112

GRI Standard	Disclosure	Reference	Page / link
Training and Education			
GRI 103 Management Approach	103-1 Explanation of the material topic and its boundary	Materiality under GRI standards	GRI Document 2017 – pages 26–33
	103-2 The management approach and its components	Our employees Key policies and guidelines Sustainable performance and compensation Objectives 2018 Objectives and achievements 2017 Additional information for management approaches for material topics – Employee topics Grievance mechanisms	GRI Document 2017 – pages 20–25 GRI Document 2017 – pages 38–39 GRI Document 2017 – pages 39–40 GRI Document 2017 – pages 96–100 GRI Document 2017 – pages 87–95 GRI Document 2017 – page 32 GRI Document 2017 – page 31
	103-3 Evaluation of the management approach	Evaluation of management approaches	GRI Document 2017 – page 31
GRI 404 Training and Education	404-1 Average hours of training per year per employee	UBS reports in training days instead of training hours. One training day equals eight training hours. Developing and managing our workforce UBS employees 2017 – by the numbers	GRI Document 2017 – page 23 GRI Document 2017 – pages 56–61
	404-2 Programs for upgrading employee skills and transition assistance programs	Developing and managing our workforce Our responsibilities	GRI Document 2017 – page 23 GRI Document 2017 – page 24
	404-3 Percentage of employees receiving regular performance and career development reviews	Sustainable performance and compensation Developing and managing our workforce As the performance review percentage covers approximately 99% of all our eligible employees, there is no added value for further breakdown by gender or employment category.	GRI Document 2017 – pages 39–40 GRI Document 2017 – page 23
Diversity and Equal Opportunity			
GRI 103 Management Approach	103-1 Explanation of the material topic and its boundary	Materiality under GRI standards	GRI Document 2017 – pages 26–33
	103-2 The management approach and its components	Our employees Key policies and guidelines Sustainable performance and compensation Objectives 2018 Objectives and achievements 2017 Additional information for management approaches for material topics – Employee topics Grievance mechanisms	GRI Document 2017 – pages 20–25 GRI Document 2017 – pages 38–39 GRI Document 2017 – pages 39–40 GRI Document 2017 – pages 96–100 GRI Document 2017 – pages 87–95 GRI Document 2017 – page 32 GRI Document 2017 – page 31
	103-3 Evaluation of the management approach	Evaluation of management approaches	GRI Document 2017 – page 31

113

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Global Reporting Initiative Content Index 2017

GRI Standard	Disclosure	Reference	Page / link
GRI 405 Diversity and Equal Opportunity	405–1 Diversity of governance bodies and employees	Diversity and inclusion Our workforce at a glance UBS employees 2017 – by the numbers Members of the Board of Directors Skills, expertise and training of the Board of Directors Members of the Group Executive Board	GRI Document 2017 – pages 22–24 GRI Document 2017 – page 25 GRI Document 2017 – pages 56–61 Annual Report 2017 – pages 220–224 Annual Report 2017 – page 230 Annual Report 2017 – pages 232–236
	405–2 Ratio of basic salary and remuneration of women to men	Sustainable performance and compensation Diversity and inclusion Total Reward Principles Developing and managing our workforce	GRI Document 2017 – pages 39–40 GRI Document 2017 – pages 22–24 Annual Report 2017 – page 264 GRI Document 2017 – page 23
Non-discrimination			
GRI 103 Management Approach	103–1 Explanation of the material topic and its boundary	Materiality under GRI standards	GRI Document 2017 – pages 26–33
	103–2 The management approach and its components	Our employees Key policies and guidelines Sustainable performance and compensation Objectives 2018 Objectives and achievements 2017 Additional information for management approaches for material topics – Employee topics Grievance mechanisms	GRI Document 2017 – pages 20–25 GRI Document 2017 – pages 38–39 GRI Document 2017 – pages 39–40 GRI Document 2017 – pages 96–100 GRI Document 2017 – pages 87–95 GRI Document 2017 – page 32 GRI Document 2017 – page 31
	103–3 Evaluation of the management approach	Evaluation of management approaches	GRI Document 2017 – page 31
GRI 406 Non-discrimination	406–1 Incidents of discrimination and corrective actions taken	Significant issues would be discussed in Note 20 b) "Litigation, regulatory and similar matters" of the UBS Annual Report. The annual compliance assessment for 2017 did not show any significant incidents of non-compliance with UBS's anti-discrimination policy.	
Supplier Social Assessment			
GRI 103 Management Approach	103–1 Explanation of the material topic and its boundary	Materiality under GRI standards	GRI Document 2017 – pages 26–33
	103–2 The management approach and its components	BoD and sustainability Objectives 2018 Objectives and achievements 2017 UBS and Society constitutional document Responsible supply chain management Grievance mechanisms	GRI Document 2017 – page 38 GRI Document 2017 – pages 96–100 GRI Document 2017 – pages 87–95 GRI Document 2017 – pages 75–77 GRI Document 2017 – page 51 GRI Document 2017 – page 31

114

GRI Standard	Disclosure	Reference	Page / link
	103–3 Evaluation of the management approach	Evaluation of management approaches ISO 14001 certificate	GRI Document 2017 – page 31 GRI Document 2017 – pages 66–67
GRI 414 Supplier Social Assessment	414–1 New suppliers that were screened using social criteria	Responsible supply chain management	GRI Document 2017 – page 51
	414–2 Negative social impacts in the supply chain and actions taken	Responsible supply chain management	GRI Document 2017 – page 51
Local Communities			
FS14	Initiatives to improve access to financial services for disadvantaged people.	Accessibility	GRI Document 2017 – page 53
Public Policy			
GRI 415 Public Policy	415–1 Political contributions	Our stakeholders – Politicians and political parties	GRI Document 2017 – pages 35–36
Marketing and Labelling			
GRI 103 Management Approach GRI G4 Financial Services Sector Disclosures	103–1 Explanation of the material topic and its boundary	Materiality under GRI standards	GRI Document 2017 – pages 26–33
	103–2 The management approach and its components	Regulation and supervision Code of Conduct and Ethics Suitability Key policies and guidelines Quality feedback management system Financial literacy Objectives 2018 Objectives and achievements 2017 Grievance mechanisms	Annual Report 2017 – pages 21–22 GRI Document 2017 – pages 70–73 GRI Document 2017 – pages 52–53 GRI Document 2017 – pages 38–39 GRI Document 2017 – page 34 GRI Document 2017 – page 53 GRI Document 2017 – pages 96–100 GRI Document 2017 – pages 87–95 GRI Document 2017 – page 31
	103–3 Evaluation of the management approach	Evaluation of management approaches	GRI Document 2017 – page 31
GRI 417 Marketing and Labelling	417–1 Requirements for product and service information and labelling	Not relevant for financial services company See former FS15 which has been included in 103 for Marketing and Labelling (i.e. Suitability)	
	417–2 Incidents of non-compliance concerning product and service information and labelling	Significant issues would be discussed in Note 20 b) "Litigation, regulatory and similar matters" of the UBS Annual Report.	Annual Report 2017 – pages 380–387
	417–3 Incidents of non-compliance concerning marketing communications	Significant issues would be discussed in Note 20 b) "Litigation, regulatory and similar matters" of the UBS Annual Report.	Annual Report 2017 – pages 380–387

115

Global Reporting Initiative Content Index 2017

Global Reporting Initiative Content Index 2017

GRI Standard	Disclosure	Reference	Page / link
Customer Privacy			
GRI 103 Management Approach	103–1 Explanation of the material topic and its boundary	Materiality under GRI standards	GRI Document 2017 – pages 26–33
	103–2 The management approach and its components	Regulation and supervision Code of Conduct and Ethics Grievance mechanisms Objectives 2018 Objectives and achievements 2017	Annual Report 2017 – pages 21–22 GRI Document 2017 – pages 70–73 GRI Document 2017 – page 31 GRI Document 2017 – pages 96–100 GRI Document 2017 – pages 87–95
	103–3 Evaluation of the management approach	Evaluation of management approaches	GRI Document 2017 – page 31
GRI 418 Customer Privacy	418–1 Substantiated complaints concerning breaches of customer privacy and losses of customer data	Significant issues would be discussed in Note 20 b) "Litigation, regulatory and similar matters" of the UBS Annual Report.	Annual Report 2017 – pages 380–387
Socioeconomic compliance			
GRI 103 Management Approach	103–1 Explanation of the material topic and its boundary	Materiality under GRI standards	GRI Document 2017 – pages 26–33
	103–2 The management approach and its components	Code of Conduct and Ethics of UBS Operational risk Grievance mechanisms Objectives 2018 Objectives and achievements 2017	GRI Document 2017 – pages 70–73 Annual Report 2017 – pages 164–166 GRI Document 2017 – page 31 GRI Document 2017 – pages 96–100 GRI Document 2017 – pages 87–95
	103–3 Evaluation of the management approach	Evaluation of management approaches	GRI Document 2017 – page 31
GRI 419 Socioecono mic Compliance	419–1 Non-compliance with laws and regulations in the social and economic area	Significant issues would be discussed in Note 20 b) "Litigation, regulatory and similar matters" of the UBS Annual Report.	Annual Report 2017 – pages 380–387

116

GRI Standard	Disclosure	Reference	Page / link
Product Portfolio			
GRI 103 Management Approach	103–1 Explanation of the material topic and its boundary	Materiality under GRI standards	GRI Document 2017 – pages 26–33
	103–2 The management approach and its components	BoD and sustainability Key policies and guidelines Code of Conduct and Ethics UBS and Society constitutional document Our climate change strategy Objectives 2018 Objectives and achievements 2017 Environmental and social risk policy framework Sustainable investments Training and raising awareness UBS and Society management indicators Grievance mechanisms	GRI Document 2017 – page 38 GRI Document 2017 – pages 38–39 GRI Document 2017 – pages 70–73 GRI Document 2017 – pages 75–77 GRI Document 2017 – pages 42–44 GRI Document 2017 – pages 96–100 GRI Document 2017 – pages 87–95 GRI Document 2017 – pages 78–85 GRI Document 2017 – pages 14–17 GRI Document 2017 – pages 40–41 GRI Document 2017 – page 41 GRI Document 2017 – page 31
	103–3 Evaluation of the management approach	Evaluation of management approaches ISO 14001 certification	GRI Document 2017 – page 31 GRI Document 2017 – pages 66–67
GRI G4 Financial Services Sector Disclosures	FS6 Percentage of the portfolio for business lines by specific region, size (e.g. micro/SME/large) and by sector	Wealth Management Wealth Management Americas Global Wealth Management Personal & Corporate Banking Asset Management Investment Bank Market risk Country risk Credit risk Basel III Pillar 3 UBS Group AG 2017 report	Annual Report 2017 – pages 73–76 Annual Report 2017 – pages 77–82 Annual Report 2017 – pages 34–35 Annual Report 2017 – pages 36–37 & 83–86 Annual Report 2017 – pages 38–39 & 87–91 Annual Report 2017 – pages 40–41 & 92–97 Annual Report 2017 – pages 148–158 Annual Report 2017 – pages 159–163 Annual Report 2017 – pages 126–147 https://www.ubs.com/global/en/about_ubs/investor_relations/pillar3-disclosures.html
	FS7 Monetary value of products and services designed to deliver a specific social benefit for each business line broken down by purpose	How we support our clients	GRI Document 2017 – pages 14–18
	FS8 Monetary value of products and services designed to deliver a specific environmental benefit for each business line broken down by purpose	Climate change – Climate-related metrics 2017 Our climate change strategy Calculating and reporting on climate change-related financing and advisory activities	GRI Document 2017 – page 12 GRI Document 2017 – pages 42–44 GRI Document 2017 – page 52

117

Global Reporting Initiative Content Index 2017

Global Reporting Initiative Content Index 2017

GRI Standard	Disclosure	Reference	Page / link
Audit			
GRI 103 Management Approach	103–1 Explanation of the material topic and its boundary	Materiality under GRI standards	GRI Document 2017 – pages 26–33
	103–2 The management approach and its components	UBS and Society constitutional document UBS and Society management indicators Objectives 2018 Objectives and achievements 2017	GRI Document 2017 – pages 75–77 GRI Document 2017 – page 41 GRI Document 2017 – pages 96–100 GRI Document 2017 – pages 87–95
	103–3 Evaluation of the management approach	Evaluation of management approaches ISO 14001 certification	GRI Document 2017 – page 31 GRI Document 2017 – pages 66–67
Active Ownership			
GRI 103 Management Approach	103–1 Explanation of the material topic and its boundary	Materiality under GRI standards	GRI Document 2017 – pages 26–33
	103–2 The management approach and its components	UBS and Society constitutional document Sustainable investments Stewardship / voting rights Environmental and social risk policy framework Objectives 2018 Objectives and achievements 2017 Grievance mechanisms	GRI Document 2017 – pages 75–77 GRI Document 2017 – pages 14–17 GRI Document 2017 – page 52 GRI Document 2017 – pages 78–85 GRI Document 2017 – pages 96–100 GRI Document 2017 – pages 87–95 GRI Document 2017 – page 31
	103–3 Evaluation of the management approach	Evaluation of management approaches ISO 14001 certification	GRI Document 2017 – page 31 GRI Document 2017 – pages 66–67
GRI G4 Financial Services Sector Disclosures	FS10 Percentage and number of companies held in the institution's portfolio with which the reporting organization has interacted on environmental or social issues	Reason for omission: Our interactions with companies take a comprehensive ESG approach. Selective quantitative data provision on environmental and social issues only is therefore not practical. Stewardship / voting rights	 GRI Document 2017 – page 52
	FS11 Percentage of assets subject to positive and negative environmental or social screening	Sustainable investments	GRI Document 2017 – pages 14–17

118

Topics not covered by the topic-specific standards

GRI Standard	Disclosure	Reference	Page / link
Conduct and culture			
GRI 103 Management Approach	103–1 Explanation of the material topic and its boundary	Materiality under GRI standards	GRI Document 2017 – pages 26–33
	103–2 The management approach and its components	Code of Conduct and Ethics Operational risk UBS and Society – Key principles and policies Our employees Objectives 2018 Objectives and achievements 2017 Grievance mechanisms	GRI Document 2017 – pages 70–73 Annual Report 2017 – pages 164–166 GRI Document 2017 – page 8 GRI Document 2017 – pages 20–25 GRI Document 2017 – pages 96–100 GRI Document 2017 – pages 87–95 GRI Document 2017 – page 31
	103–3 Evaluation of the management approach	Evaluation of management approaches	GRI Document 2017 – page 31
Brand reputation			
GRI 103 Management Approach	103–1 Explanation of the material topic and its boundary	Materiality under GRI standards	GRI Document 2017 – pages 26–33
	103–2 The management approach and its components	Risk appetite framework Corporate Center Code of Conduct and Ethics Objectives 2018 Objectives and achievements 2017 Grievance mechanisms	Annual Report 2017 – pages 119–121 Annual Report 2017 – pages 42–44 GRI Document 2017 – pages 70–73 GRI Document 2017 – pages 96–100 GRI Document 2017 – pages 87–95 GRI Document 2017 – page 31
	103–3 Evaluation of the management approach	Evaluation of management approaches	GRI Document 2017 – page 31
Digital innovation and cyber security			
GRI 103 Management Approach	103–1 Explanation of the material topic and its boundary	Materiality under GRI standards	GRI Document 2017 – pages 26–33
	103–2 The management approach and its components	Digital innovation and cyber security Grievance mechanisms Objectives 2018 Objectives and achievements 2017	GRI Document 2017 – page 31 GRI Document 2017 – page 31 GRI Document 2017 – pages 96–100 GRI Document 2017 – pages 87–95
	103–3 Evaluation of the management approach	Evaluation of management approaches	GRI Document 2017 – page 31

119

Global Reporting Initiative Content Index 2017

Global Reporting Initiative Content Index 2017

GRI Standard	Disclosure	Reference	Page / link
Financial stability and resilience			
GRI 103 Management Approach	103-1 Explanation of the material topic and its boundary	Materiality under GRI standards	GRI Document 2017 – pages 26–33
	103-2 The management approach and its components	Our strategy Risk factors Capital management Objectives 2018 Objectives and achievements 2017	Annual Report 2017 – pages 30–31 Annual Report 2017 – pages 45–56 Annual Report 2017 – pages 183–207 GRI Document 2017 – pages 96–100 GRI Document 2017 – pages 87–95
	103-3 Evaluation of the management approach	Evaluation of management approaches	GRI Document 2017 – page 31
Macroeconomic and political environment			
GRI 103 Management Approach	103-1 Explanation of the material topic and its boundary	Materiality under GRI standards	GRI Document 2017 – pages 26–33
	103-2 The management approach and its components	Additional information for management approaches for material topics Current market climate and industry trends Our strategy Risk factors	GRI Document 2017 – page 31 Annual Report 2017 – pages 18–20 Annual Report 2017 – pages 30–31 Annual Report 2017 – pages 45–56
	103-3 Evaluation of the management approach	Evaluation of management approaches	GRI Document 2017 – page 31
Operational efficiency and effectiveness			
GRI 103 Management Approach	103-1 Explanation of the material topic and its boundary	Materiality under GRI standards	GRI Document 2017 – pages 26–33
	103-2 The management approach and its components	Corporate Center Our strategy Current market climate and industry trends Objectives 2018 Objectives and achievements 2017 Grievance mechanisms	Annual Report 2017 – pages 42–44 Annual Report 2017 – pages 30–31 Annual Report 2017 – pages 18–20 GRI Document 2017 – pages 96–100 GRI Document 2017 – pages 87–95 GRI Document 2017 – page 31
	103-3 Evaluation of the management approach	Evaluation of management approaches	GRI Document 2017 – page 31

120

GRI Standard	Disclosure	Reference	Page / link

Quality and price

GRI Standard	Disclosure	Reference	Page / link
GRI 103 Management Approach	103–1 Explanation of the material topic and its boundary	Materiality under GRI standards	GRI Document 2017 – pages 26–33
	103–2 The management approach and its components	Code of Conduct and Ethics Quality feedback Current market climate and industry trends Our strategy Objectives 2018 Objectives and achievements 2017 Grievance mechanisms	GRI Document 2017 – pages 70–73 GRI Document 2017 – page 34 Annual Report 2017 – pages 18–20 Annual Report 2017 – pages 30–31 GRI Document 2017 – pages 96–100 GRI Document 2017 – pages 87–95 GRI Document 2017 – page 31
	103–3 Evaluation of the management approach	Evaluation of management approaches	GRI Document 2017 – page 31

Demographic development

GRI Standard	Disclosure	Reference	Page / link
GRI 103 Management Approach	103–1 Explanation of the material topic and its boundary	Materiality under GRI standards	GRI Document 2017 – pages 26–33
	103–2 The management approach and its components	Governance – Compensation Committee Our employees UBS and Society Key policies and guidelines Sustainable performance and compensation Objectives 2018 Objectives and achievements 2017 Additional information for management approaches for material topics – Employee topics Grievance mechanisms	Annual Report 2017 – page 227 GRI Document 2017 – pages 20–25 GRI Document 2017 – pages 6–19 GRI Document 2017 – pages 38–39 GRI Document 2017 – pages 39–40 GRI Document 2017 – pages 96–100 GRI Document 2017 – pages 87–95 GRI Document 2017 – page 32 GRI Document 2017 – page 31
	103–3 Evaluation of the management approach	Evaluation of management approaches	GRI Document 2017 – page 31

Occupational health and well-being

GRI Standard	Disclosure	Reference	Page / link
an ag e m en -	103–1 Explanation of the material topic and its boundary	Materiality under GRI standards	GRI Document 2017 – pages 26–33

121

Global Reporting Initiative Content Index 2017

Global Reporting Initiative Content Index 2017

GRI Standard	Disclosure	Reference	Page / link
	103-2 The management approach and its components	Our employees Key policies and guidelines Objectives 2018 Objectives and achievements 2017 Additional information for management approaches for material topics – Employee topics Grievance mechanisms Health and safety statement	GRI Document 2017 – pages 20-25 GRI Document 2017 – pages 38-39 GRI Document 2017 – pages 96-100 GRI Document 2017 – pages 87-95 GRI Document 2017 – page 32 GRI Document 2017 – page 31 GRI Document 2017 – page 86
	103-3 Evaluation of the management approach	Evaluation of management approaches	GRI Document 2017 – page 31
Working conditions			
GRI 103 Management Approach	103-1 Explanation of the material topic and its boundary	Materiality under GRI standards	GRI Document 2017 – pages 26-33
	103-2 The management approach and its components	Governance – Compensation Committee Our employees Key policies and guidelines Sustainable performance and compensation Objectives 2018 Objectives and achievements 2017 Additional information for management approaches for material topics – Employee topics Grievance mechanisms	Annual Report 2017 – page 227 GRI Document 2017 – pages 20-25 GRI Document 2017 – pages 38-39 GRI Document 2017 – pages 39-40 GRI Document 2017 – pages 96-100 GRI Document 2017 – pages 87-95 GRI Document 2017 – page 32 GRI Document 2017 – page 31
	103-3 Evaluation of the management approach	Evaluation of management approaches	GRI Document 2017 – page 31
Social cohesion and stability			
GRI 103 Management Approach	103-1 Explanation of the material topic and its boundary	Materiality under GRI standards	GRI Document 2017 – pages 26-33
	103-2 The management approach and its components	Additional information for management approaches for material topics – Social cohesion and stability Objectives 2018 Objectives and achievements 2017 Grievance mechanisms	GRI Document 2017 – page 31 GRI Document 2017 – pages 96-100 GRI Document 2017 – pages 87-95 GRI Document 2017 – page 31
	103-3 Evaluation of the management approach	Evaluation of management approaches	GRI Document 2017 – page 31

122

Non-financial disclosures in accordance with German law implementing the EU directive 2014/95

This GRI Document also includes our firm's disclosures of non-financial information required by German law implementing the EU directive 2014/95 (CSR-Richtlinie-Umsetzungsgesetz / CSR-RUG). These disclosures can be found in the sections and the pages indicated below.

Section	Page(s)
About this GRI Document	2
Sustainability at UBS (includes reference to the UBS Annual Report 2017 for information on UBS’s business model)	3-5
UBS and Society (section from UBS 2017 Annual Report)	6-19
Our employees (section from UBS 2017 Annual Report)	20-25
GRI-based materiality assessment	26
UBS materiality matrix 2017	27
Impact of material GRI topics	33
Suppliers	36
Governance and policies	38-39
Training and raising awareness	40-41
In-house environmental management	44-50
Responsible supply chain management	51
How we support our communities	54-55
Our employees	56-61
UBS sustainability objectives and achievements 2017 and sustainability objectives 2018	87-100

UBS Group AG

P.O. Box

CH-8098 Zurich

www.ubs.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                                                        UBS Group AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Federica Pisacane Rohde___

Name:  Federica Pisacane Rohde

      Title:    Executive Director

                                                                        UBS AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Federica Pisacane Rohde___

Name:  Federica Pisacane Rohde

      Title:    Executive Director

Date:  March 9, 2018